Form 20-F
period 2023-12-31
Harden Technologies Inc.
filed 2024-05-15
CIK 1873723

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-41993

Harden Technologies, Inc.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Building 8, No. 6 Jingye Road

Torch Development Zone

Zhongshan City

PR China 528400

+86-760-89935422
(Address of principal executive offices)

Jiawen Miao, Chief Executive Officer
Building 8, No. 6 Jingye Road

Torch Development Zone

Zhongshan City

PR China 528400

+86-760-89935422
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Bradley A. Haneberg, Esq.

Haneberg Hurlbert PLC

1111 East Main Street, Suite 2010
Richmond, VA 23219
Phone: (804) 814-2209

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.001 per share	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding ordinary shares as of December 31, 2023 was 10,000,000 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements: ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) : ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

i

TERMINOLOGY

Unless otherwise indicated or the context requires otherwise, references in this annual report on Form 20-F to:

●	“AHFCA Act” are to the Accelerating Holding Foreign Companies Accountable Act, as amended;

●	“BVI” are to the British Virgin Islands;

●	“BVI Act” are to the BVI Business Companies Act (as revised);

●	“CAC” are to the Cyberspace Administration of China;

●	“CAGR” are to a compound annual growth rate;

●	“CNNIC” are to the China Internet Network Information Center;

●	“CRISC” are to Certified in Risk and Information Systems Control;

●	“Dr. Shredder” are to Dr. Shredder Technologies Ltd., a Chinese company that is a 55% owned subsidiary of Harden Machinery;

●	“Draft Measures” are to the draft of the Measures for Cybersecurity Review issued by the Cyberspace Administration of China;

●	“EIT Law” are to the Enterprise Income Tax Law of the PRC;

●	“EIT Rules” are to the Regulation on the Implementation of Enterprise Income Tax Law of China;

●	“FCPA” are to the U.S. Foreign Corrupt Practices Act, as amended;

●	“GAAP” or “U.S. GAAP” are to the accounting principles generally accepted in the United States of America;

●	“Harden,” the “Company” or “we” are to Harden Technologies Inc. and its subsidiaries;

●	“Harden International” are to Harden International Limited, a wholly-owned Hong Kong subsidiary of the Company and the holding company for WFOE.

●	“Harden Machinery” are to Harden Machinery Ltd., the Company’s former operating company in China and a wholly-owned subsidiary of WFOE.

●	“HFCA” are to the Holding Foreign Companies Accountable Act, as amended;

●	“IRS” are to the U.S. Internal Revenue Service;

●	“JOBS Act” are to the Jumpstart Our Business Startups Act, as amended;

●	“MOFCOM” are to the Ministry of Commerce of the PRC;

●	“NDRC” are to the National Development and Reform Commission of the PRC;

●	“OECD” are to the Organization for Economic Cooperation and Development;

●	“PCAOB” are to the Public Company Accounting Oversight Board (United States);

●	“PFIC” are to a passive foreign investment company, as determined by IRS rules;

●	“PRC” or “China” are to the People’s Republic of China, including Hong Kong, Macau and Taiwan; however, such jurisdictions are not included in the definition of the “PRC” and “China” when we make reference to the specific laws, regulations or policies that have been adopted by the PRC, or when the context otherwise requires;

●	“R&D” are to research and development;

●	“RMB” are to renminbi, the system of currency of the PRC;

●	“SAFE” are to the State Administration of Foreign Exchange of the PRC;

●	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002, as amended;

●	“SCPNC” are to the Standing Committee of the National People’s Congress of the PRC;

●	“SEC” are to the United States Securities and Exchange Commission;

●	“SPV” are to an offshore special purpose vehicle;

●	“USD” are to the U.S. dollar;

●	“VAT” are to value-added tax; and

●	“WFOE” are to Harwell Technologies Ltd., a wholly-owned subsidiary of Harden International.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “is designed to”, “may”, “predict”, “continue” “estimate” and “potential”, or the negative of these words, among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	the timing of the development of future business;

●	projections of revenue, earnings, capital structure and other financial items;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market;

●	assumptions underlying statements regarding us or our business;

●	other factors described under Item 3. Key Information — D. Risk Factors.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Identity of Directors, Senior Management and Advisers

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materializes.

Risks Related to Our Business

The novel coronavirus could have a material adverse impact upon our business, results of operations, financial condition, cash flows or liquidity.

In the last few years, the outbreak of a novel strain of coronavirus (“COVID-19”) has spread rapidly throughout the world. COVID-19 and has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities throughout China and the rest of the world. In March 2020, the World Health Organization declared COVID-19 a pandemic. Government efforts to contain the spread of the coronavirus and responses by businesses and individuals to reduce the risk of exposure to infection have caused significant disruptions to the global economy and normal business operations across a growing list of countries and business sectors. These efforts are likely to adversely affect business confidence and consumer sentiment, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets. The spread of the coronavirus and various variants also may have broader macro-economic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained.

In terms of the impact on us and the industrial recycling machinery, parts and equipment industry in China, after the COVID-19 outbreak began in China in December 2019, many Chinese cities and villages were locked down to control the spread of the disease. Our facilities as well as those of our suppliers were closed down for a few months in early 2020. On December 7, 2022, China announced 10 new rules that constitute a relaxation of almost all of its stringent COVID-19 pandemic control measures. Shortly after their announcement, additional mobility restrictions issued by local governments were also scrapped. On May 5, 2023, the World Health Organization declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. However, the extent of the impact of COVID-19 on our company’s future financial results will be dependent on future developments such as the length and severity of COVID-19, the potential resurgence of COVID-19, future government actions in response to the COVID-19 and the overall impact of COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of COVID-19 on its future operations, financial condition, liquidity and results of operations.

We currently are unable to predict the full effect of COVID-19 and responses thereto on our business and operations, and on our results of operations, financial condition, cash flow and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control, such as:

●	damage to a recovery of the industrial recycling market and other markets in China;

●	implementation of effective measures to prevent and contain further outbreaks;

●	development and distribution of effective medical solutions, including COVID-19 vaccines;

●	timing and scope of governmental restrictions on mobility and other activities;

●	financial and other market reactions to the foregoing; and

●	reactions and responses of the populace both in affected regions and regions yet to be affected.

While we expect we will suffer adverse effects, the more severe the outbreak and the longer it lasts, the more likely it is that the impact upon our financial condition and results of operations will be materially adverse.

Our revenue and net income may be materially and adversely affected by any economic slowdown in China.

In recent years, the PRC government has implemented several measures to control the rate of economic growth, including raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. According to the National Bureau of Statistics of China, China’s GDP growth rate was 8.1 percent growth year-on-year over 2000. Any continuing or worsening slowdown could significantly reduce domestic commerce in China. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.

We are dependent on our suppliers for material necessary to manufacture our products. For the years ended December 31, 2023, 2022 and 2021, no supplier accounted for more than 10% of the Company’s total purchases. As of December 31, 2023, one supplier accounted for approximately 12% of the Company’s total accounts payable. As of December 31, 2022 and 2021, no supplier accounted for more than 10% of the Company’s total accounts payable.

Our suppliers may fail to meet timelines or contractual obligations or provide us with sufficient products, which may adversely affect our business. Certain of our contracts with key suppliers, can be terminated by the supplier upon giving notice within a certain period and restrict us from using other suppliers. Failure to appropriately structure or adequately manage our agreements with third parties may adversely affect our supply of products. We are also subject to credit risk with respect to our third-party suppliers. The insolvency of any such suppliers could result in increased charges or the termination of the service contracts. We may not be able to replace a supplier within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.

In addition, to the extent that our creditworthiness is impaired, or general economic conditions decline, certain of our key suppliers may demand onerous payment terms that could materially adversely affect our working capital position, or such suppliers may refuse to continue to supply to us.

Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results.

From time to time, we may conduct business with customers that may account for a significant amount of business. For the year ended December 31, 2023, a customer accounted for approximately 13% of the Company’s total revenues. For the years ended December 31, 2022 and 2021, no customer accounted for more than 10% of the Company’s total revenues. As of December 31, 2023, no customer accounted for more than 10% of the Company’s gross accounts receivable. As of December 31, 2022, one customer accounted for approximately 12% of the Company’s gross accounts receivable. As of December 31, 2021, one customer accounted for approximately 11% of the Company’s gross accounts receivable. The loss of any significant customer may materially affect our business and financial condition.

The success of our business is dependent upon the acquisition of new customers.

We depend significantly on our reputation for high-quality products and services, best-in-class engineering, and exceptional customer service to attract new customers and grow our business. For fiscal 2023, revenue from our new customers accounted for approximately 78% of our total revenue. If we fail to continue to deliver our products and services within the planned timelines, if our products and services do not perform as anticipated or if we cancel projects, potential customers may opt to purchase the products and services offered by our competitors. Our failure to effectively market to new customers could materially and adversely affect our business, financial condition and results of operations.

Geopolitical risks and political uncertainty may adversely impact economic conditions, increase market volatility, cause operational disruption to us and impact our strategic plans, which could have adverse effects on our business and its profitability.

We are exposed to geopolitical risks and political uncertainty in the markets in which we operate. Geopolitical risks and political uncertainty may adversely impact our operations. Increased geopolitical tensions may increase cross-border cyber activity and therefore increase cyber security risks. Geopolitical tensions may also lead to civil unrest and/or acts of civil disobedience. Such events could impact operational resilience by disrupting our systems, operations, new business sales and renewals, distribution channels and services to customers, which may result decreased profitability, financial loss, adverse customer impacts and reputational damage. Additionally, the degree and nature of regulatory changes and our competitive position in some markets may be impacted, for example, through measures favoring local enterprises, such as changes to the maximum level of non-domestic ownership by foreign companies.

The current tensions in international economic relations may negatively affect the demand for our services, and our results of operations and financial condition may be materially and adversely affected.

Recently there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has imposed, and has continued to propose to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in China, including sanctions. Escalations of the tensions that affect trade relations may lead to slower growth in the global economy in general, which in turn could negatively affect our clients’ businesses and materially reduce demand for our products and services, thus potentially negatively affect our business, financial condition, and results of operations.

Any decline in the availability or increase in the cost of raw materials, including steel and copper, could materially impact our earnings.

Our products and project installation operations depend heavily on the ready availability of various raw materials, including steel and copper. The availability of raw materials may decline, and their prices may fluctuate. If our suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products. The inability to produce certain products or installation projects for customers could result in a decrease in profit and damage to our reputation. In the event our raw material costs increase, we may not be able to pass these higher costs on to our customers in full or at all, and this may materially impact our business and financial condition.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate intellectual property rights held by third parties. We have not, but may in the future become, subject to legal proceedings and claims relating to the intellectual property rights of others. There could also be existing intellectual property of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of intellectual property purportedly relating to some aspect of our technology, products or business, if any such holders exist, would not seek to enforce such intellectual property rights against us in China or any other jurisdiction. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against any such infringement claims, regardless of their merit. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question, and our business, financial position and results of operations could be materially and adversely impacted.

Damage claims against our products could reduce our sales and revenues.

If any of our products are found to cause injury or damage, we could suffer financial damages. We have not had significant claims for damages or losses from our products to date. We do not carry product liability insurance. Any claims for damages related to the products we sell could damage our reputation and reduce our revenues.

We do not have business insurance coverage. Any future business liability, disruption or litigation we experience might divert management focus from our business and could significantly impact our financial results.

Availability of business insurance products and coverage in China is limited, and most such products are expensive in relation to the coverage offered. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurances on commercially reasonable terms make it impractical for us to maintain such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Accordingly, a business disruption, litigation or natural disaster may result in substantial costs and divert management’s attention from our business, which would have an adverse effect on our results of operations and financial condition.

If we fail to adopt new technologies to evolving customer needs or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to stay abreast of the constantly evolving industry trends, market conditions or customer preferences and to enhance and improve our technologies accordingly. Our success, in part, will depend on our ability to identify, develop, acquire or license leading technologies useful in our business. There can be no assurance that we will be able to use new technologies effectively or adapt to meet customer requirements. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer preferences, whether for technical, legal, financial or other reasons, our business may be materially and adversely impacted.

Wage increases in China may prevent us from sustaining our competitive advantage and could reduce our profit margins.

Pursuant to the PRC Labor Contract Law that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

We cannot assure you that our growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

We intend to grow, in part, by expanding into new markets. However, many obstacles to this expansion exist, including increased competition from similar businesses, unexpected costs and costs associated with marketing efforts. As such, we cannot assure you that we will be able to successfully overcome these potential challenges and establish our business in additional markets. Our inability to implement this growth strategy successfully may have a negative impact on our growth, future financial condition, and results of operations or cash flows.

If we experience a significant disruption in, or a breach in security of, our information technology systems or if we fail to implement, manage or integrate new systems, software and technologies successfully, it could harm our business.

Our information technology (“IT”) systems are an integral part of our business. We depend on our IT systems to process transactions, manage logistics, keep financial records, prepare our financial reporting and operate other critical functions. Security breaches, cyber-attacks or other serious disruptions of our IT systems can create systemic disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent or adequately respond to such breaches, attacks or other disruptions, our operations could be adversely affected or we may suffer financial or reputational damage. In addition, our ability to effectively implement our business plan in a rapidly evolving market requires effective planning, reporting and analytical processes and systems. We are improving and expect that we will need to continue to improve and further integrate our IT systems, reporting systems and operating procedures on an ongoing basis. If we fail to do so effectively, it could adversely affect our ability to achieve our objectives.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

Our future success depends heavily upon the continued service of our key executives. If any of our key executives became unable or unwilling to continue in his/her present position, or if he/she joined a competitor or formed a competing company in violation of his/her employment agreement, we may not be able to replace him/her easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected.

We do not maintain key person life insurance on any of our senior management or key personnel. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of key executives has signed a confidentiality and non-competition agreement in connection with his or her employment with us, we cannot assure that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

In addition, we compete for qualified personnel with other industry competitors, and we face competition in attracting skilled personnel and retaining the members of our senior management team. These personnel possess technical and business capabilities, including expertise relevant to the waste management and recycling equipment manufacturing industry, which are difficult to replace. There is intense competition for experienced senior management with technical and industry expertise in the waste management and recycling equipment manufacturing industry, and we may not be able to retain our key personnel. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-bribery law.

We are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”) and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to the Anti-Unfair Competition Law of the PRC and the relevant anti-bribery provisions in the Criminal Law of the PRC, or together, the “PRC Anti-Bribery Laws.” The current PRC Anti-Bribery Laws prohibit the payment of bribes to government officials, private companies or individuals in a commercial transaction or their agents. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors clients of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities to be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and the PRC Anti-Bribery Laws.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or PRC Anti-Bribery Laws may result in severe criminal or administrative sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Our senior management lacks experience in managing a public company and complying with laws applicable to operating as a U.S. public company domiciled in the British Virgin Islands and failure to comply with such laws could have a material adverse effect on our business.

None of our company’s senior management has experience managing a public company or managing a British Virgin Islands company. In addition, our senior management currently does not have significant experience in complying with laws, regulations and obligations relating to managing a public company or complying with British Virgin Islands law. The senior management is only experienced in operating business in compliance with Chinese laws. We are now required to file annual and current reports in compliance with U.S. securities and other laws. These obligations can be burdensome and complicated, and failure to comply with such obligations could have a material adverse effect on us. In addition, we expect that the process of learning about such new obligations as a public company in the United States will require our senior management to devote time and resources to such efforts that might otherwise be spent on the operation of our business.

We may require financing in the future, and our operations could be curtailed if we are unable to obtain required financing when needed.

We may need to obtain debt or equity financing to fund future capital expenditures. Additional equity financing may result in dilution to the holders of our outstanding shares of capital stock. Debt financing may impose affirmative and negative covenants that restrict our freedom to operate our business, including covenants that:

●	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot ensure that we will be able to raise funds or obtain additional financing on terms that are acceptable to us, or any financing at all, and the failure to obtain sufficient financing could adversely affect our business operations.

Potential disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows and financial condition.

Potential changes in the global economy may affect the availability of business and consumer credit. We may need to rely on the credit markets, particularly for short-term borrowings from banks in China, as well as the capital markets, to meet our financial commitments and short-term liquidity needs if internal funds from our operations are not available to be allocated to such purposes. Disruptions in the credit and capital markets could adversely affect our ability to draw on such short-term bank facilities. Our access to funds under such credit facilities is dependent on the ability of the banks that are parties to those facilities to meet their funding commitments, which may be dependent on governmental economic policies in China. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Long-term disruptions in the credit and capital markets could result from uncertainty, changing or increased regulations, reduced alternatives or failures of financial institutions could adversely affect our access to the liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures may include deferring capital expenditures, and reducing or eliminating discretionary uses of cash. These events would adversely impact our results of operations, cash flows and financial position.

Our bank accounts in China are not insured or protected against loss.

Our operating subsidiaries maintain cash accounts with various banks located in China. Such cash accounts are not insured or otherwise protected. While we have not experienced any losses for uninsured bank deposits and do not believe that we are exposed to significant risks on cash held in bank accounts, should any bank holding such cash deposits become insolvent, or if our operating subsidiaries are otherwise unable to withdraw funds, those entities would lose the cash on deposit with that particular bank.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

Until recently, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our audited consolidated financial statements for the years ended December 31, 2023 and 2022, we have identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB.  A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified included that (1) we did not have sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (2) we lack a functional internal audit department or personnel that monitors the consistency of the preventive internal control procedures, and we lack adequate internal audit policies and procedures to ensure that these policies and procedures have been carried out as planned.

Following the identification of the material weaknesses and control deficiencies, we have taken and planned to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) establish internal audit function by engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley Act compliance requirements and improvement of overall internal control; and (iv) strengthening corporate governance. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting.

We are subject to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm may attest to and report on the effectiveness of our internal control over financial reporting if the Sarbanes-Oxley Act 404(b) requirement is met. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We will incur increased costs as a result of being a public company. As a new public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Cboe BZX Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Risks Relating to Our Corporate Structure

We will likely not pay dividends in the foreseeable future.

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our ordinary shares in the foreseeable future. Dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our ordinary shares in the future, we will be dependent, in large part, on receipt of funds from our operating subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations as described herein. Under British Virgin Islands law, the directors of the company may, by resolution of directors, authorize a dividend by the company to the members at such time and of such an amount, as the directors think fit if they are satisfied, or reasonable grounds, that the company will, immediately after the payment of the dividend, satisfy the solvency test. A BVI company satisfies the solvency test if (a) the value of the company’s assets exceeds its liabilities, and (b) the company is able to pay its debts as they fall due.

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries.

Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns at least 25% of the equity of the foreign investment entity is subject to a withholding tax of 5%.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our operating subsidiaries are also required to set aside at least 10% of their after-tax profit based on the Company Law of the PRC and the Chinese accounting standards year to their compulsory reserves fund until the accumulative amount of such reserves reaches 50% of their registered capital.

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into registered capital, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2023 and 2022, the accumulated appropriations to statutory reserves amounted to $1,360,464 and $1,360,464, respectively.

Our business may be materially and adversely affected if any of our operating subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC provides that an enterprise may be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts. Our operating subsidiaries hold certain assets that are important to our business operations. If any of our operating subsidiaries undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Because all our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares.

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or way we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our ordinary shares, potentially rendering it worthless.

If the Chinese government chooses to exert more oversight and control over foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over foreign investments in China-based issuers. The PRC has recently proposed new rules that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over China-based internet giants. The Measures for Cybersecurity Review (2021 version) was promulgated on December 28, 2021 and became effective on February 15, 2022. These measures specify that any “online platform operators” controlling the personal information of more than one million users which seek to list on a foreign stock exchange are subject to prior cybersecurity review.

Our business belongs to the waste management and recycling equipment manufacturing industry in China, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. As these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities transactions are subject to review by the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation, especially if such matter cannot be addressed and resolved favorably.

In recent years, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this type of scrutiny, criticism and negative publicity might have on our company or our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a significant distraction to our management. If such allegations are not proven to be groundless, our company and business operations could be severely hampered and our shares could be rendered worthless.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

We reflect the impact of currency translation adjustments in our financial statements under the heading “Foreign currency translation adjustment.” For the years ended December 31, 2023, 2022 and 2021, we had an adjustment of $(299,149), $(787,376) and $198,574, respectively, for foreign currency translation adjustments. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by China exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the Enterprise Income Tax Law of the PRC (the “EIT Law”) and the Regulation on the Implementation of Enterprise Income Tax Law of China (the “EIT Rules”), both of which became effective on January 1, 2008, and the former of which was last amended on December 29, 2018, and the latter of which was amended on April 23, 2019, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The EIT Rules define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. According to these regulations, a resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders.

On April 22, 2009, the State Administration of Taxation of China issued Circular 82 further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to Circular 82, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management are often resident in China.

We do not believe that we meet the conditions outlined in the preceding paragraph since our company does not have a PRC enterprise or enterprise group as its primary controlling shareholder. Further, our company is a holding company incorporated outside China and its key assets are its ownership interests in its subsidiaries, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained outside China. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body,” there can be no assurance that the PRC government will ultimately take a view that is consistent with our position. We will continue to monitor our tax status.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of our shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders and any gain realized on the transfer of our shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or brining actions in China against us or our management based on foreign laws.

We are a company incorporated under the laws of the British Virgin Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. As a result, it may be difficult to effect service of process upon us or those persons in China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgements of courts with the British Virgin Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Fluctuation of the RMB may indirectly affect our financial condition by affecting the volume of cross-border money flow.

Although we use the United States dollar for financial reporting purposes, all of the transactions effected by our operating subsidiaries are denominated in China’s currency, the RMB. The value of the RMB fluctuates and is subject to changes in China’s political and economic conditions. We do not currently engage in hedging activities to protect against foreign currency risks. Even if we choose to engage in such hedging activities, we may not be able to do so effectively. Future movements in the exchange rate of the RMB could adversely affect our financial condition as we may suffer financial losses when transferring money raised outside of China into the country or paying vendors for services performed outside of China.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

In the event we pay dividends in the future, shareholders will be taxed on the U.S. dollar value of their dividends, if any, at the time they receive them, even if they actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that shareholders must include in their income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before shareholders actually convert the currency into U.S. dollars, they may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that they will actually ultimately receive.

Introduction of new laws and regulations or changes to existing laws and regulations by the Chinese government may occur quickly with little advance notice, and such new laws, regulations or changes thereto may adversely affect our business.

The Chinese legal system is a codified legal system made up of written laws, regulations, circulars, administrative directives and internal guidelines. Unlike common law jurisdictions such as the U.S., decided cases (which may be taken as precedent) do not form part of the legal structure of China and thus have no binding effect. Furthermore, in line with its transformation from a centrally planned economy to a more market-oriented economy, the Chinese government is still in the process of developing a comprehensive set of laws and regulations. As the legal system in China is still evolving, laws and regulations or their interpretation may be subject to further and rapid changes. Such uncertainty and prospective changes to the Chinese legal system could adversely affect our results of operations and financial condition.

We may be subject to foreign exchange controls in China, which could limit our use of our funds, which could have a material adverse effect on our business.

We are subject to Chinese rules and regulations on currency conversion. In China, SAFE regulates the conversion of the RMB into foreign currencies. Currently, a foreign invested enterprise (“FIE”) is required to apply to banks for foreign exchange registration under domestic and overseas direct investment. WFOE is a FIE, with such registration. WFOE is allowed to open foreign currency accounts including the “current account” and the “capital account”. Currently, conversion within the scope of the “current account” and general “capital account” can be effected without requiring the approval of SAFE. However, conversion of currency in some restricted “capital account” (e.g. for capital items such as direct investments, loans and securities), unless expressly exempted by laws and regulations, still requires the approval of SAFE.

In particular, if WFOE borrows foreign currency through loans from our company or other foreign lenders, these loans must be registered with SAFE. If WFOE is financed by means of additional capital contributions, certain Chinese government authorities’ registration and/or approvals or their local counterparts are required. These restrictions could limit our use of our funds, which could have an adverse effect on our business.

Governmental control of currency conversion may affect the value of our shareholders’ investment in our company.

The Chinese government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China, which may take as long as six months in the ordinary course. We receive the majority of our revenues in Renminbi. Under our current corporate structure, our income is derived from payments from WFOE. Shortages in the availability of foreign currency may restrict the ability of our company to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy our foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to comply with PRC laws and regulations related to labor and employee benefits may subject us to penalties or additional cost.

Companies operating in China are required to comply with various laws and regulations related to labor and employment benefits. For example, companies are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Apart from that, if a company intends adopt flexible working hour arrangement and comprehensive working hour scheme, it shall fulfill the requirements in relevant regulations, and make filings with labor authorities, or the company will be subject to penalties and may be required to pay extra fees to its employees.

We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations, including those relating to obligations to make social insurance payments, contribute to the housing provident funds, as well as make all filing for comprehensive working hour scheme. Our failure to make contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to fines, penalties, government investigations or labor disputes and we could be required to make up the contributions for these plans as well as to pay late fees and fines, which may adversely affect our financial condition and results of operations.

Labor laws in China may adversely affect our results of operations.

In June 2007, the National People’s Congress of the PRC enacted the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. To clarify certain details in connection with the implementation of the Labor Contract Law, the China State Council promulgated the Implementing Rules for the Labor Contract Law on September 18, 2008, which came into effect immediately. These labor laws impose significant liabilities on employers and affects the cost of an employer’s decision to reduce its workforce. The labor laws formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Among other things, these labor laws provide for specific standards and procedures for the termination of an employment contract. In addition, the laws require the payment of a statutory severance pay upon the termination of an employment contract in most cases, including the case of the expiration of a fixed-term employment contract. The labor laws also mandate that employers provide social welfare packages to all employees, increasing our labor costs. In addition, in July 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Reform Plan of the Taxation and Collection Systems of National Taxes and Local Taxes, which states that, effective from January 1, 2019, basic pension insurance premiums, basic medical insurance premiums, unemployment insurance premiums, injury insurance premiums and maternity insurance premiums shall be levied by the tax authorities. Under the new system, the social insurance premiums collection is likely to be stringently administrated and enforced. All of our employees working for us exclusively within China are covered by these labor laws, and in the event we decide to significantly change or decrease our workforce, these labor laws could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents may subject our Chinese resident shareholders to personal liability and limit our ability to inject capital into our Chinese subsidiaries, limit our subsidiaries’ ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.

On July 4, 2014, China’s SAFE issued the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which became effective as of July 4, 2014. On February 13, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment Foreign Exchange Administration Policies, or Circular 13. According to Circular 37 and Circular 13, prior foreign exchange registration with the local SAFE branch or a qualified bank is required for Chinese residents to contribute domestic assets or interests to offshore companies, known as SPVs. Moreover, Circular 37 applies retroactively. As a result, Chinese residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required before July 4, 2014 shall send a letter to SAFE and its branches for explanation. SAFE and its branches shall, under the principle of legality and legitimacy, conduct supplementary registration, and impose administrative punishment on those in violation of the administrative provisions on the foreign exchange pursuant to the law.

We have requested our shareholders who are Chinese residents to make the necessary applications, filings and amendments as required under Circular 37, Circular 13 and other related rules. As of the date of this annual report, all of our beneficial owners who are PRC individuals have completed their initial registration in accordance with Circular 37 and Circular 13. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are Chinese residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 37, Circular 13 or other related rules. The failure or inability of our Chinese resident shareholders to make any required registrations or comply with other requirements or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise may subject such shareholders who are PRC residents and our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to WFOE, limiting WFOE’s ability to pay dividends or otherwise distributing profits to us.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our Chinese resident stockholders may subject such stockholders to fines or other liabilities.

Other than Circular 37, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE on January 5, 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”) and the Foreign Exchange Administration Regulations of the PRC, which was promulgated by the State Council on January 29, 1996, became effective on April 1, 1996 and last amended on August 1, 2008 (which became effective on August 5, 2008). Under the Individual Foreign Exchange Rules and the Foreign Exchange Administration Regulations, any Chinese individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. Chinese individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are Chinese residents. For example, because the investment in or trading of our shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are Chinese residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our Chinese resident stockholders to make the required registration will subject our subsidiaries to fines or legal sanctions on their operations, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

We are subject to a variety of laws and other obligations regarding privacy, data security, cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

We are subject to PRC laws relating to privacy, data security, cybersecurity, and data protection. In particular, there are numerous laws and regulations regarding privacy and the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws apply not only to third-party transactions, but also to transfers of information between us and our PRC subsidiaries, and among us, and other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. The Civil Code of the PRC issued by the NPC on May 28, 2020 and effective from January 1, 2021 provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws.

On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC (“SCPNC”) issued the Cyber Security Law of the PRC (the “Cyber Security Law”), which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Cyber Security Law is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny.

In April 2020, the CAC and certain other PRC regulatory authorities promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

The PRC Data Security Law, which was promulgated by the SCPNC on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law. If our data processing activities were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits.

Furthermore, the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law issued on July 6, 2021 require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information.

On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure”, any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, (the “Personal Information Protection Law”), which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with the court.

On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, (the “Revised Review Measures”). According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Given the recency of the issuance of the Revised Review Measures, there is a general lack of guidance and uncertainties exist with respect to their interpretation and implementation.

Furthermore, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Outbound Data Transfers (the “Measures”), which became effective from September 1, 2022. The Measures shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients. The Measures stipulate the circumstances under which security assessment of outbound data transfers should be declared, including: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of one million people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; or (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority. Based on the relevant regulations relating to outbound data transfer in the Cyber Security Law, the Data Security Law, and the Personal Information Protection Law, the Measures provide the scope, conditions and procedures of security assessment of outbound data transfer and thereby provide specific guidelines for security assessment of outbound data transfers.

As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant businesses or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

Changes in China’s political and economic policies could harm our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.

The Chinese economy has historically been a planned economy subject to governmental plans and quotas and has been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (“OECD”). These differences include, without limitation:

●	economic structure;

●	level of government involvement in the economy;

●	level of development;

●	level of capital reinvestment;

●	control of foreign exchange;

●	methods of allocating resources; and

●	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Since 1978, the Chinese government has promulgated many new laws and regulations covering general economic matters. Even where adequate law exists in China, enforcement of existing laws or contracts based on existing law may be uncertain, and it may be difficult to obtain swift enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Our activities in China will also be subject to administration review and approval by various national and local agencies of the Chinese government. Because of the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Although we have obtained all required governmental approvals to operate our business as currently conducted, to the extent we are unable to obtain or maintain required governmental approvals, the Chinese government may, in its sole discretion, prohibit us from conducting our business.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and may have a material adverse effect on our business.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers, and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business. Tariffs could increase the cost of the goods and products which could affect customers’ spending levels. In addition, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Because our operations are located in China, information about our operations is not readily available from independent third-party sources.

Because our operations are based in China, our shareholders may have greater difficulty in obtaining information about them on a timely basis than would shareholders of a U.S.-based company. Our operations will continue to be conducted in China and shareholders may have difficulty in obtaining information from sources other than the companies themselves. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits and contract awards for development projects will not be readily available to shareholders and, where available, will likely be available only in Chinese. Shareholders will be dependent upon management for reports of their progress, development, activities and expenditure of proceeds.

We may be involved from time to time in legal proceedings and commercial or contractual disputes, which could have a material adverse effect on our business, results of operations and financial condition.

From time to time, we may be involved in legal proceedings and commercial disputes. Such proceedings or disputes are typically claims that arise in the ordinary course of business, including, without limitation, commercial or contractual disputes, and other disputes with customers and suppliers, intellectual property matters, environmental issues, tax matters and employment matters. There can be no assurance that such proceedings and claims, should they arise, will not have a material adverse effect on our business, results of operations and financial condition.

Risks Associated Ownership of Our Ordinary shares

We are an “emerging growth company,” and we cannot be certain if choosing to elect the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed US$1.235 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our Company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with this annual report, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

If we are unable to comply with certain conditions, our ordinary shares may not trade on the Cboe BZX Market.

We have applied to list our ordinary shares on the Cboe BZX Exchange, which provides that we pay the balance of our entry fee and show that we satisfy applicable initial listing requirements. If we are unable to meet these conditions our shares may not trade on the Cboe BZX Exchange.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the nature of our business activities, we may be classified as a passive foreign investment company (“PFIC”), by the U.S. Internal Revenue Service (“IRS”), for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, a U.S. investor will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either:

●	75% or more of our gross income in a taxable year is passive income; or

●	the average percentage of our assets by value in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%.

We cannot assure that we will not be a PFIC for any taxable year.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies which could have an adverse effect on our results of operations.

We are a reporting company in the United States. As a reporting company, we are required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

As the rights of stockholders under British Virgin Islands law differ from those under U.S. law, our shareholders may have fewer protections.

Our corporate affairs will be governed by our Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles”), the BVI Business Companies Act (as revised) (the “BVI Act”), and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company and whose management, directors and/or major shareholders were also incorporated, resident, or otherwise established in a United States jurisdiction.

As a result of all of the above, holders of our shares may have more difficulty protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a British Virgin Islands company could, however, bring a derivative action in the British Virgin Islands courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to (i) recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law or (ii) to impose liabilities against us in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the company and are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. As such, if those who control the company have disregarded the requirements of the BVI Act or the provisions of the company’s memorandum and articles of association, or oppose to do so, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote or breach of a duty owed to the shareholder by the Company; and (iv) acts where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements and we do not intend to file quarterly reports. We will not be required to disclose detailed individual executive compensation information, and we do not intend to disclose detailed executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. We do not intend to file Section 16 reports for officers and directors.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we do plan to disclose material information to all investors at this time. In addition, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

As we are a holding company incorporated in the British Virgin Islands and not listed on any stock exchange our corporate governance practices may differ significantly from those of companies incorporated in Delaware or other states in the United States or those of companies listed on a stock exchange, and these practices may afford less protection to shareholders.

Harden is a holding company incorporated under the laws of the British Virgin Islands and not currently listed on any stock exchange.  As a British Virgin Islands company, Harden’s corporate affairs are governed by its memorandum and articles of association, British Virgin Islands law and the common law of British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England, but does not follow recent English statutory enactments.

Furthermore, as Harden is not currently listed on any stock exchange, Harden is not subject to any listing rules or listing standards.  To the extent that Harden opts to follow Cboe BZX Exchange corporate governance listing standards, we may stop following any or all of those listing standards at any time at the discretion of its board of directors or management, as the case may be.  In particular, Harden’s board of directors does not currently have an audit committee, compensation committee or nominating committee.  Harden’s board of directors has been assuming the functions and responsibilities of these committees.  Harden has applied to list its ordinary shares on the Cboe BZX Exchange.  To the extent such exchange approves our listing application, Harden’s board of directors will create audit, compensation and nominating committees designed to meet Cboe BZX Exchanger listing criteria.  As a result, Harden’s corporate governance practices may afford shareholders less protection than they would otherwise enjoy as shareholders of companies incorporated in Delaware or other states in the United States or under the corporate governance listing standards of the Cboe BZX Exchange or other stock exchanges.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Our ordinary shares may be prohibited from being trading on and would require delisting from a national exchange under the HFCA Act and the AHFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On December 29, 2022, the AHFCA Act was signed into law, which reduced the number of consecutive non-inspection years required for triggering the listing and trading prohibitions under the HFCA Act from three years to two years.

Additionally, our securities may be prohibited from trading if our auditor cannot be fully inspected as more stringent criteria have been imposed by the SEC and the PCAOB recently. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which became effective on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. For example, on December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in the Chinese mainland and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. On December 15, 2022, however, the PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong.

Our auditor prior to November 24, 2022, Friedman LLP (“Friedman”) and our current auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditor of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Our auditors are currently subject to PCAOB inspections, and PCAOB is able to inspect our auditors. However, we cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditors’ audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The implications of these laws and regulations are uncertain. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange. If our ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair shareholders’ ability to sell or purchase our ordinary shares, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

ITEM 4. INFORMATION ON THE COMPANY

4. History and development of the company

Our History

We are a holding company incorporated in the British Virgin Islands that owns all of the outstanding capital stock of Harden International, our wholly-owned Hong Kong subsidiary. Harden International, in turn, owns all of the outstanding capital stock of WFOE, our operating subsidiary that is based in Zhongshan City, Guangdong Province, China.

We completed a reorganization of our company in June 2021 (the “Reorganization”). Pursuant to the Reorganization, our company formed Harden International, our company’s wholly-owned Hong Kong subsidiary and WFOE, a wholly-owned subsidiary of Harden International. On May 14, 2021, WFOE borrowed $2,467,433 in unsecured, non-interest bearing debt from Jiawen Miao, the chairman of the board, director and chief executive officer of Harden. WFOE further acquired all equity interests of Harden Machinery from its existing shareholders for cash consideration of $2,464,429. The cash consideration for the Reorganization was fully paid by July 12, 2021.

Organization Structure and Purpose

Harden Technologies Inc (“Harden”) — We formed Harden Technologies Inc., our British Virgin Islands holding company, on April 8, 2021.

Harden International Limited (“Harden International”) — We formed Harden International, our wholly-owned Hong Kong subsidiary, on April 20, 2021. Harden International serves as a holding company for WFOE.

Harwell Technologies Ltd. (“WFOE”) — We formed WFOE, our principal operating company in China and wholly-owned subsidiary of Harden International, on May 13, 2021. WFOE serves as a holding company for Harden Machinery.

Harden Machinery Ltd. (“Harden Machinery”) — We formed Harden Machinery, our former operating company in China and wholly-owned subsidiary of WFOE on May 10, 2010. Its business scope includes the design and manufacture of customized industrial recycling equipment.

Dr. Shredder Technologies Ltd. (“Dr. Shredder”) — Dr. Shredder is a company incorporated on September 29, 2017 in China and is a 55% owned subsidiary of Harden Machinery. The remaining 45% of Dr. Shredder is owned by three former employees of Harden. Dr. Shredder is engaged in the manufacture and sale of small and medium-sized industrial shredders and data destruction shredders.

Corporate Information

Our principal executive office is located at Xingda Street, Torch Development Zone, Zhongshan City, Guangdong Province, 528400, PR China. Our telephone number is +86-760-89935422. Our registered office in the British Virgin Islands is located at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands, VG 1110.

Our agent for service of process in the United States is Vcorp Agent Services, Inc. 25 Robert Pitt Dr., Suite 204, Monsey, New York 10952. Our websites are located at www.industrial-shredder.info and www.siruide.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report.

B. Business overview

Overview

We are a waste management equipment and recycling equipment manufacturer in China, specializing in the manufacture of customized industrial shredders and material sorting machines and production lines. We were founded on May 10, 2010 by our chairman of the board, director and chief executive officer, Mr. Jiawen Miao. We are located in Zhongshan City in China’s Guangdong Province. We currently employ 219 people on a full time basis — 21 people in management positions; 33 in sales and marketing positions; 28 in research and development positions; 41 people in technical engineering positions; 26 in after-sale service positions and 70 in manufacturing and installation positions.

Industry and Market Background

According to Grand View Research, an international market research company, the global industrial recycling equipment market size is anticipated to reach $1.3 billion by 2027, expanding at a CAGR of 5.8%. The Asia Pacific region’s market is forecast to exceed $450 million by 2025, with China as a major revenue earner.

We expect growing awareness pertaining to the economic and environmental benefits of recycled processed materials to significantly impact our market. In addition, we expect growing concerns over the increasing carbon footprint along with rising government efforts in numerous countries in order to promote recycling of material to create significant opportunities for manufacturers. Industrial recycling equipment plays a significant role in this process. Scrap materials including discarded electrical and electronic goods, automobile parts, paper, and construction materials, are collected from numerous sources for further processing. The industrial recycling equipment, including baler presses, granulators, shredders, and shears are then used to reduce the shape and size of the waste materials, which are further used for recycling.

Due to the increasing awareness towards the sustainable advantages and benefits of reusing and recycling waste materials, we believe the end-use utilization of recycled materials will further benefit the industry. We anticipate that recycled material such as steel, iron, plastic, rubber, and concrete in the industries including automotive, electrical and electronics, building and construction, and packaging will drive the market.

Description and Purpose of Types of Industrial Shredders

Industrial Shredders

An industrial shredder is a piece of heavy-duty equipment designed to shred dense and light materials to prepare them for recycling or for the destruction of unusable products. It is an environmentally friendly device that takes otherwise useless materials and transforms them into raw forms for remanufacturing or waste management. Industrial shredders vary from office equipment designed to destroy sensitive documents to huge commercial industrial shredders that prepare materials for disposal or recycling. In recent years, shredders have become an essential part of manufacturing and production as an asset to reduce the amount of waste dumped into landfills.

General Industrial Shredder Design

Single Shaft Shredder — Single shaft shredders are used for waste recycling and have one shaft with rotary blades, a hydraulic pusher plate, and a filtering screen underneath to filter materials to conform to the proper size. The single shaft rotates at a low revolutions per minute rate and shreds materials into small pieces. They are used when a consistent particle size is required and are ideal for shredding plastic materials.

Dual Shaft Shredder — Dual or double shaft shearing shredders utilize shearing blades mounted on two shafts that rotate into each other at slow speeds to shred large volume materials into small pieces. The low speed helps prevent the creation of dust during shredder operation. The main purpose of dual shaft shredders is to handle large quantities of bulk volumes of materials.

Triple Shaft Shredder — The three blades of a triple shaft shredder rotate at different speeds to provide a continuous flow of shredded material. The size selection for shredded materials is determined by the filtering screen that the material has to pass through when leaving the shredding chamber. If the material is not small enough, it is recirculated through the machine until it is the proper size to pass through the filtering screen.

Quad Shaft Shredder — A quad or four shaft shredder has four shearing rollers with four sets of shearing knife rollers with different cutting shapes. The process of a quad shaft shredder allows for pre-shredding and secondary shredding to happen simultaneously, which improves production efficiency. Quad or four shaft shredders are used to shred materials that need separation with uniform sized particles.

Grinder — Grinders shave, chip, and grind small pieces from large objects using abrasives or compression that flattens the material. Grinders break materials down to fragments. There are two styles of grinders: tub and horizontal. Tub grinders are top loading and are designed to grind wide materials. Horizontal grinders have a conveyor belt and do a smooth consistent grinding. Grinders are similar to dual shaft shredders with two rows of sharp steel cutters that slowly rotate to breakdown material.

Granulator — Granulators turn materials into flakes or granules, which can be sold as raw material for remanufacturing. They have an electric motor that turns a rotor that has cutting blades attached and enclosed in a chamber. They come in a wide variety of sizes and shapes. In the chamber, the blades on the rotor shred the material into reusable granules.

How Industrial Shredders Work

Operation of a Shredder — The operation of a shredder is a simple process, but the engineering principles behind the operation of a shredder are more complex. The basic elements of a shredder include a rotor, a counter blade or counter blades, housing, motor, feeding, power system, and a control system and can include grabbing.

Rotor — The rotor on a shredder has blade knives to shred scrap and waste.

Blades — Blades are at the heart of a shredder but must be chosen carefully to fit the material to be shredded since not all blades can be used on all materials. They are made of hardened alloyed steel and may be coated to add to their useful life.

Housing — The housing contains all of the components of the shredder and is made of heavy-duty metal.

Motor — The motor on a shredder operates at a slow speed to lessen its stress. The slow rotating speed and high torque allows the shredder to shred a variety of materials.

Power Systems — The two types of power systems are hydraulic and electric. Electric power systems are preferred since they take up less space and can process most materials. Hydraulic power systems are preferred for heavy duty processing and can handle overloads from batch feeding.

Feeding — Batch and meter feeding are the most common feeding methods. Batch feeding is designed to shred large quantities of material. Metered feeding is placing materials in the shredder at an even flow and normally employs some form of conveyor.

Grabbing — This is the process whereby the shredder takes the material and pulls it down into the cutting blades. Its function is determined by the size and shape of the cutter hook as well as the texture and weight of the material.

Control Systems — With the advancement of technology, modern shredders for industrial use utilize touch panel control systems that allow for in process adjustments to shredding eliminating the need to access the mechanism to make changes and adjustments.

The Shredding Process

Feeding — Material to be shredded is fed into the shredder. This can be accomplished with a hopper, where material is dropped in from the top or on a conveyor.

Grabbing — Cutting mechanisms grab the material and pull it through the rotating blades changing large whole materials into small pieces. As the material passes through the shredder, it is cut into shapes of various sizes depending on the material being shredded and the design of the shredder. For some materials, a secondary or granulator may be used to further reduce the size of particles.

Filtering Screen — Filtering or discharge screens are found on bulk shredders to screen materials and send oversized pieces back through the shredding blades to ensure that it reaches a specific size. Filtering screens are designed to fit the type of material and come in a wide variety of sizes. Shredder filtering screens align with the rotating cutter such that there is an interaction between the cutter and screen.

Collection — The process of collecting the shredded materials falls into several categories with a different method for each type of shredding device, shredded material, and ultimate use of the particulates. Some systems have a conveyor system that collects the material to be used as raw material for repurposing. Unlike the common paper shredder that has a trash can type container for shredded material to fall into, industrial shredding requires other steps to prepare material for recycling. In some systems, the shredded material passes through a granulator to convert it into smaller particles, pellets, or other types of raw material. Other processes may dump the material into a large bin or bale it. The purpose of the shredding process is to avoid dumping reusable material into a landfill and preparing it for remanufacturing or for waste management.

Materials that are Shredded

There is no limit as to the type of materials that can be shredded, which can include computers, disk drives, cars, aluminum cans, and outdated and unusable equipment. For each type of material, there is a specific shredder design that can precisely crush solid materials and prepare it for repurposing, reutilization, or waste management.

Plastic — Plastic production benefits the most from shredders and combines the shredding process with granulating to prepare shredded plastic materials for reprocessing. Plastic industrial shredders shred large plastic materials like car bumpers, pipes, and storage drums to reduce them for granulation. The shredders, moving at slow speed, break the large objects into smaller pieces that are collected, washed, treated, and then granulated for recycling.

Tires — Tire shredders prepare used tires for disposal or recycling. In order for tires to be repurposed or sent to waste management, they must meet the size requirements of the province or region where they are processed.

Metal — The purpose of a metal shredders is to squeeze large pieces of metal that are too large for waste management or transport and tear them into more usable pieces. Metal shredders come in various models depending on the metals that they process. Large models can have 10,000 horsepower motors and are capable of shredding trucks and automobiles.

Wood — Industrial wood shredders or chippers reduce pieces of wood to smaller refined chips, fragments, or sawdust as part of the process of recycling. The design of the blades of the shredder determines the size of wood that the shredder is capable of processing.

Biomass — Biomass is a source of renewable power and has become an important source for many countries since it contains large amounts of stored chemical energy. The purpose of a biomass shredder is to reduce the size of materials used by biomass boilers at power plants. Biomass shredders transform materials from farm and forestry products into the proper form. All biomass has different character traits requiring biomass shredders to be specifically designed for each type.

Textiles — The unique construction of textile fibers presents a challenge for their shredding since they can be synthetic, artificial, or naturally woven as well as contain zippers, fasteners, buttons, and rubber. The textile shredders separate the various materials, removing and detaching them. Clothing, textiles, and other fabrics are shredded into filaments, square short single fibers, or debris in the form of flakes or powder. The shredded materials from a textile shredder are reused for insulation and padding.

Medical waste — Medical waste shredders are designed for processing of sterilized medical waste that may be toxic, unsafe, or hazardous. Empty glucose bottles, hose syringes, blood bags, scalpels, needles, gloves, and other medical equipment cannot be disposed of by burning since they emit hazardous gases. Medical waste shredding cuts medical equipment into unrecognizable pieces and makes it safe for proper disposal. The mechanism of a medical waste shredder involves the use of a fixed cutter with multiple shearing discs to destroy and reduce medical equipment into fragments.

Aluminum — Much like plastic shredding, aluminum shredding has become an important recycling industry. The process involves shredding aluminum items down to forms that are easier to handle for further processing. Prior to being shredded, aluminum goes through a process designed to remove contaminants. It is then sent through a set of magnetic separators to remove any ferrous metals. Once cleaned and separated, it is emptied into the shredder. Once it is shredded, it is melted and cast into aluminum blocks.

Glass bottles — Glass crushers are used to change glass bottles and products into a powder to be cleaned and molded into new products or hollow blocks. They can crush bottles of various sizes to significantly reduce the amount of waste for landfills. There are several benefits to crushing or shredding bottles into powder or reusable sizes. The process saves on waste, storage space, and provides material that can be remelted into new products.

Paper — Industrial paper shredders are able to destroy large volumes of confidential materials in bulk and shred over 500 sheets at once. They run continuously to feed a compactor that turns the shredded paper into bales. Unlike a home shredder, an industrial shredder needs a means of removing paper dust from the thousands of sheets it shreds each day.

Automobiles — Automobile shredders have become an essential part of the harvesting of scrap metal. The process for shredding a car begins with crushing it to reduce its volume. The common feeding method for automobile shredding is a hopper that is located above the shredding blades and cutting tools. To ensure that the shredder does not receive too much material at one time, a feeding device controls the movement of the car into the shredding blades. The result of the process is high density, uniform scrap that is later separated into plastic, rubber, carpet, and glass which will all be processed.

Cardboard — Cardboard shredders operate much like a paper shredder and transform uncontaminated cardboard into small sized pieces for further processing. Unlike paper shredders, certain cardboard shredders perforate cardboard for use as packing material.

Benefits of Shredding

As environmental concerns continue to grow and gain greater focus, more industries are gradually noticing the benefits of using shredders as a method of taking useless and out of date materials and converting them to raw materials for remanufacturing.

Financial — In highly competitive industries, companies search for opportunities to reduce costs and increase revenue. We believe that shredders provide a strategic advantage in these efforts. Even in this time of increased focus upon environmental sustainability efficiency, waste materials remain as a significant issue. By their nature, manufacturing processes produces waste materials. Industrial shredders can take waste materials from production and convert it into reusable raw material.

Recycling Costs — Concerns for carbon footprint, environmental impact, and waste management have encouraged governments to adopt regulations requiring companies to follow specific guidelines regarding waste materials. Added to these concerns is the rising cost of recycling. By using shredders, companies may develop their own recycling programs. Every item in an operation can be examined for possible recycling and repurposing.

New Source of Income — The utilization of shredders results in the creation of raw materials, which can be reused by the company that produces them or be marketed to other businesses. For example, the lumber and construction industries frequently combine shredded materials with resin to form wafer or particle boards. The uses for shredded plastic are seemingly endless from granulating into resin for the manufacture of new plastic products to being used as filler and insulation. With the advancements in industrial shredding equipment, the transformation of plastic into reusable raw materials has become more efficient and productive.

Reduced Development Costs — Shredders take otherwise useless waste materials and convert it into materials for landscaping, fill products, and lowering of building insulation costs. If a recycling company is employed to remove waste materials from a development project, the amount they charge is substantially lower when the waste has been processed into scrap. Development projects may install an on-site shredder as a part of the development plan.

Production Waste Recovery — All manufacturing processes produce waste materials as a by-product. Even with efficiency monitoring, streamlining of processes, and waste management, a considerable amount of waste material remains. This is especially true with molding, stamping, casting, and trimming, which are necessary parts of production. By installing a shredder granulator, a company can recover the loss and make use of the waste materials.

Environmental Factor — Companies today are focusing on ways to reduce their carbon footprint and environmental impact. With financial incentives offered by relevant governmental agencies and the benefits to the environment, companies are looking for solutions to their waste problems. Shredders are a practical and convenient means of repurposing materials that would otherwise end up in a landfill.

Landfills — Space for landfills is becoming sparser. Garbage collection companies and corporations are looking to shredding technology to reduce the amount of waste that has to be taken to the landfill. Shredded materials can be reused, repurposed, reutilized and remanufactured to be put to a useful purpose. These methods significantly reduce the number of waste materials that end up in a landfill. In addition, shredded materials take up less space in a landfill.

Natural resources preservation — By taking the metals that have been fabricated and processed and shredding them into usable pieces, companies can remove the need to use natural minerals for product production.

Emissions — Shredders help to reduce environmental emissions because old products can be shredded and repurposed instead of burned, which creates gases and emissions.

Public Relations — We believe that businesses that focus upon environmental protection and maintenance of natural resources are generally held in high regard by consumers. Shredders and the technology contained therein offer businesses the opportunity to fulfill a goal of being properly green and aligned with consumer attitudes.

Applications

Industrial shredders increase output and cut costs in many applications, including:

Biomass power plants and biomass production — Biomass is an organic energy source that can be anything from forestry to agricultural residues. It is an attractive fuel for operators of incineration facilities who are trying to reduce their overall carbon emissions. Industrial shredders are commonly used to improve the quality of biomass — to make the organic fuel consistent and optimal in size and shape for maximal energy production. For example, shredders are used in wood recycling to produce boiler fuel, animal bedding, mulch, and material for the production of particleboard or other composite materials such as wood/plastic decking. In today’s environmentally conscious world, a shredder can be used to expedite the composting process or to prepare wood and other biomass for conversion to alternative fuels including pellets, cellulosic ethanol, and other second-generation biofuels.

Refuse-derived fuel production — Waste is a potential source of energy for various manufacturing and processing plants. Refuse-derived fuel (“RDF”) is a solid fuel that can be combusted to generate energy. RDF is made from mixed waste, and it is a common energy source for example in Waste-to-Energy plants, gasification plants and cement kilns. Industrial shredders are often utilized in RDF production to reduce the mixed waste to a homogenous size and shape that improves combustion and maximizes the energy output from the waste fuel.

Waste-to-Energy plants — Waste-to-Energy plants (“WtE”) use waste materials as the main energy source. The waste fuel can be produced from almost any type of waste like bulky waste, municipal solid waste, commercial and industrial waste, wood, construction and demolition waste, biomass, or baled materials like straw or paper. In WtE plants, industrial shredders are used to reduce the mixed waste to an optimal grain size and to generate a consistent flow for maximized energy output by incineration.

Recycling centers and transfer stations — Like most materials, waste material is usually expensive to transport. By nature, residue, garbage and waste material are often awkwardly sized and heavy, which makes it difficult to pack them tightly. Bulky objects require more space and higher transportation costs. Due to this reason, recycling centers and transfer stations are often located as close as waste collection points as possible. Industrial shredders are often used in these facilities to reduce the collected waste to a homogenous and manageable size. Smaller-sized waste can then be transported in larger volumes to other locations which makes relocating easier and reduces transportation costs.

Mechanical Biological Treatment — A Mechanical Biological Treatment (“MBT”) facility processes waste material by combining sorting and biological treatment like digestion and composting. Three most common outputs of a MBT plant are recyclables (plastics and metals), materials used for land reclamation, and waste fuels (refuse-derived fuel). In MBT plants, waste shredders reduce the mixed waste to a homogenous and manageable size that is easier to sort, and assist with anaerobic digestion and compost. With the aid of shredding, both the mechanism and biological processes are more efficient, resulting in increased profitability.

Products

We produce customized industrial recycling equipment for customers and offer a diversified line of equipment that can be easily integrated into a customers’ waste management and material processing facility. Our line of equipment includes the following:

Single Shaft Shredder — Single shaft shredders are often referred to as grinders and efficiently shred large quantities of materials unattended. Our single shaft shredders are able to reduce a broad-range of materials to small consistent particles in a single pass. Single shaft shredders are common for materials such as plastics, paper, cardboard tubes, drink cartons, and any paperboard.

Dual Shaft Shredder — Our dual shaft industrial shredders have opposite rotating rotors that pull the material between the two rotors. In a dual-shaft shredder, the cutters or knives cut the material when it passes over the cutter and the opposing counter-knife. A dual shaft shredder creates homogenous material output. Dual shaft shredders are common for material that is tensile and therefore are prevalent for applications such as large bulky wood scrap, paper and documents, large plastic items and bulky municipal solid waste.

Quad Shaft Shredder — Quad shaft shredders can shred a wide-range of materials and produce a consistent small material. Quad shaft shredders are able to shred and recirculate material within the machine until it reduced to the proper to pass through a filtering screen. Quad shaft shredders generally operate at a slow speed with high torque. They are able to process tough materials such as metal, tires and carpet. In addition, they have the ability to process materials that are sometimes not suitable for screening materials such as film, textiles and sludges. Applications for quad shaft shredders include electronic scrap, tire recycling, alternative fuel production, and reduction of contaminated materials where uniform, small to medium particle size is desired.

Primary Shredder — Primary shredders allow for the reduction of tough materials and are made with a hydraulic transmission. They can be adjusted to different sizes to obtain the desired size of the shredded product. The field of use of primary shredders includes metals, tires, aluminum waste, copper, armored cables, industrial waste, and municipal solid waste.

Mobile Shredder — Mobile shredders are equipped with the same shredding units as stationary shredders. However, different mobile shredder models are built either on crawlers or a trailer, which makes them easy to move at a production site or transport between sites when needed.

Granulators — Granulators turn materials into flakes or granules, which can be sold as raw material for remanufacturing. They have an electric motor that turns a rotor that has cutting blades attached and enclosed in a chamber. They come in a wide variety of sizes and shapes. In the chamber, the blades on the rotor shred the material into reusable granule.

Disk Screens — Disk screens are used to separate waste according to piece size.

Air Separators — Air separators employ blowers and other mechanisms to separate lighter fractions of recyclable material.

Our Competitive Strengths

Focus on technology and research and development.    We are committed to researching and developing new products to meet our customer needs. We believe scientific and technological innovations will help our Company achieve its long-term strategic objectives. We have developed key techniques and skills in the production of various types of industrial recycling equipment. We believe we employ a strong research and development team. We own 115 patents that we utilize in the production of our products, and we are committed to researching and developing new construction materials, and to the design and manufacturing of the equipment used to produce these materials. In addition, we have applied for an additional 54 patents that are pending approval.

Ability to Grow Our Brand Awareness.    Our brand name and image are integral to the growth of our business and to the implementation of our strategies for expanding our business. We believe that the Harden brand is a well-known, respected brand in our industry. We believe our brand sets us apart from our competitors, and is essential to our ability to engage and to stay connected with prospective and existing customers as they discover, evaluate, and purchase our suite of products and services. The continued customer engagement helps to inform and accelerate our culture of innovation and improves how we execute our vision of becoming a leading industrial recycling equipment manufacturer in China. In these ways, our brand directly contributes to and drives our growth. We believe that as brand awareness grows and deepens, we will continue to strengthen our ability to create and capture value across the industrial recycling equipment industry, enhancing our competitive advantages in a category that we believe no other single company understands better. We believe the consistency and quality of our messaging has helped us build our brand into a well-known name and create a large consumer following. We believe our brand strength will enable us to continue to expand across both markets and products, allowing us to access the market in greater depth.

Strong Cash Flow Management.    We believe that our cash flow management, driven by our low accounts receivable balance as compared to our competitors, allows us to compete effectively in a rapidly changing and increasingly complex PRC market, and withstand economic downturns in the industrial recycling equipment industry. We believe we can continue to maintain a low accounts receivable balance while the demand for our equipment remains high due to our proactive invoicing and collection efforts.

Effective quality control.    The consistent quality of our products and manufacturing equipment is achievable only through effective management in all aspects of our operations, from purchasing to production and sales. In every step, we have fully trained, experienced and skilled employees that are working in concert to ensure the quality of our industrial recycling equipment. In addition, we have a trained management staff who have adopted our corporate culture and understand our business strategy.

Experienced Management Team and Personnel with a Demonstrated Track Record.    Our management team, led by our chairman of the board, director and chief executive officer, Mr. Jiawen Miao, has extensive industry experience and a demonstrated track record of managing costs, adapting to changing market conditions, and developing new products. In addition, Mr. Miao has a vast network and understanding of the market. Our workforce is highly skilled with specialized training, designed to address complex and individualized client issues.

Pricing strategy.    We strive to provide our customers with the best value proposition by offering our industrial recycling equipment at competitive prices on our platform. We use our industry knowledge and research of our competitors’ prices to identify the market prices for each product in on our platform. Accordingly, we provide competitive prices for our products, based on our own market research. In addition, we believe our competitive prices naturally fosters a competitive environment that benefits our customers and helps us maintain a loyal customer base.

Our Strategies

We intend to increase our revenue and market share by expanding our business network internationally.     We intend to increase our revenue and market share by expanding our business network to other provinces and internationally. We started with our facility in Guangdong, China. Currently, the majority of our customers are located in China. We intend to expand our business to customers located in Europe and the United States. In order to expand our international market, we plan to participate in targeted international marketing events, such as seminars, workshops, and trade shows, where we can meet potential customers, promote our products and deepen our network to further expand our sales. In addition, we will evaluate adding regional distributors in order to reach international customers.

Pursue Strategic Acquisitions.    We intend to continue to pursue expansion opportunities in existing and new markets, as well as in core and adjacent categories through strategic acquisitions. We intend to pursue strategic acquisitions and investments in selective technologies and businesses that will enhance our technology capabilities and increase our market penetration. We believe our strategic acquisition and investment strategy will be critical for us to accelerate our growth and strengthen our competitive position.

Market Opportunity.    China’s 14th Five Year Plan (2021-2025) promotes the reduction on the reliance on foreign technology and dependence on imported resources, and to increase industrial modernization and technological innovation. This demonstrates a clear focus on charting a sustainable course for the economy in the long-term. The 14th Five Year Plan offers opportunities for the private sector to support China’s goals of becoming more self-sustainable and less dependent upon imported resourced. Presently, we are able to capitalize on these opportunities by assisting in the recycling and reuse of materials along with lowering waste disposal fees through the use of our shredder equipment.

Continue to develop new products. We are committed to researching and developing new products according to market trends. We believe scientific and technological innovations will help us achieve its long-term strategic objectives.

Target the solid waste management and recycling industry market.    According to IBISWorld, an international market research company, the solid waste recycling industry in China has developed rapidly over the past five years and industry revenue is expected to increase at an annualized 9.6% over the five years through 2022, to $25.2 billion. In addition to the China market, the global waste management market is also growing at a rapid rate in both developed and developing countries. According to Allied Market Research, a market research company based in the US, global waste management market is expected to grow from approximately $1.6 trillion in 2020 to approximately $2.5 trillion by 2030, growing at a CAGR of 3.4%. As a result of such growth, Allied Market Research also determined that the global waste management equipment market, in which we compete, will increase from $45.75 billion in 2019 to $55.63 billion by 2027, growing at a CAGR of 4.1%.

Sales and Marketing

We rely on our established relationships with our existing customers, customer referrals and our reputation in the industrial shredder industry to expand our business. We work closely with system integrators and general contractors in the environmental industry to generate recommendations of our equipment to end users. Aside from obtaining new customers through referrals, we also seek new customers by directly marketing our industrial shredder equipment to them and by attending and participating in environmental trade shows and material recycling trade shows. We believe that this is a proven method to attract new customers and build our brand awareness in the industry as it allows existing and potential customers to learn more about our business, equipment and strengths through direct communication. Our direct marketing efforts, whether through attendance at trade fairs, attendance at trade shows or face-to-face meetings, also give us an opportunity to learn more about our competitors. We also seek to develop strategic partnerships with provincial and local governmental agencies to drive sales by leveraging their strengths, including knowledge of our targeted customer base, influence in provincial and local markets, and extensive government and industry resources.

We have an experienced sales team with 33 employees, many of whom possess several years of sales experience. Currently, our sales are primarily derived from developed regions in China in the southeastern costal area and central inland China. We intend to expand into more diverse regions of China in an effort to increase our market share. We also intend to continue building our internal salesforce. In addition to the efforts of our sales team, for international sales and smaller sales within China, we may utilize the services of independent sales agencies to take advantage of their local knowledge and to streamline the sales process. We do not, however, expect sales from such independent local sales agencies to constitute a significant portion of our sales.

Our Customers

For the year ended December 31, 2023, Harden supplied its products to an aggregate of 220 customers. Among them, 184 customers belong to industrial waste industry (industrial hazardous waste, medical waste and factory dumped waste), accounting for approximately 83.6% of our total customers. 21 customers belong to municipal waste industry (domestic garbage, restaurant waste, bulky waste, organic waste, etc.), accounting for approximately 9.6% of our total customers. The remaining 15 customers are engaged in other solid waste disposal industries, such as used document media, agricultural waste and forestry waste, accounting for approximately 6.8% of our total customers. For the year ended December 31, 2023, our biggest customer was Lhasa Hongshi Materials Co., Ltd., a privately held company (“Hongshi”). Hongshi accounted for approximately 13.1% of our total revenues for the year ended December 31, 2023.

For the year ended December 31, 2022, Harden supplied its products to an aggregate of 238 customers. Among them, 134 customers belong to industrial waste industry (industrial hazardous waste, medical waste and factory dumped waste), accounting for approximately 56.3% of our total customers. 44 customers belong to municipal waste industry (domestic garbage, restaurant waste, bulky waste, organic waste, etc.), accounting for approximately 18.5% of our total customers. The remaining 60 customers are engaged in other solid waste disposal industries, such as used document media, agricultural waste and forestry waste, accounting for approximately 25.2% of our total customers. For the year ended December 31, 2022, our biggest customer was Huaxin Environmental Engineering Co., Ltd. (“Huaxin”), a privately held company. Huaxin accounted for approximately 7.2% of our total revenues for the year ended December 31, 2022.

For the year ended December 31, 2021, Harden supplied its products to an aggregate of 212 customers. Among them, 148 customers belong to industrial waste industry (industrial hazardous waste, medical waste and factory dumped waste), accounting for approximately 69.8% of our total customers. 47 customers belong to municipal waste industry (domestic garbage, restaurant waste, bulky waste, organic waste, etc.), accounting for approximately 22.2% of our total customers. The remaining 17 customers are engaged in other solid waste disposal industries, such as used document media, agricultural waste and forestry waste, accounting for approximately 8.0% of our total customers.

Research and Development

We invest significant resources in research and development — not only to support our existing business and enhance our service and product offerings — but also to incubate new technological breakthroughs and business initiatives. As of the date of this annual report, our research and development team consisted of 28 employees, which accounted for approximately 12.8% of our total employees. We have invested significant resources to maintain our technological advantages and intend to continue to extensively invest in our research and development capabilities. For the years ended December 31, 2023, 2022 and 2021, our research and development expenses amounted to approximately $1.6 million, $2.1 million and $1.6 million, respectively.

Competition

We face significant competition in the industrial shredder manufacturing market and have both domestic and international competitors. Our domestic competitors include, but are not limited to, SID Machinery (Beijing) Co., Ltd, Genox Recycling Tech Co., Ltd., Huanchuang Technology, Zerma Machinery & Recycling Technology, and 3E Machinery have different strengths and specialties, such as focusing on plastic recycling or the biomass industry. We believe our competitive strength in the domestic market is our ability to maintain a low accounts receivable balance, and in turn strong cash flow from operations. In addition, we believe we produce quality machinery at a competitive price point, whereas many smaller manufactures produce lower priced shredders that are of lower quality.

In the international market, our main competition is European equipment manufacturers. Competitors in Europe include Vecoplan AG (Germany), Untha Shredding Technology GmbH (Austria), Metso Denmark A/S (Denmark), Linder Recyclingtech GmbH (Austria) and WEIMA Maschinenbau GmbH (Germany). We believe our competitive strength against these European companies is the lower cost of our equipment — equipment that, despite its lower cost, continues to meet high technical standards. We seek to obtain a local partner in Europe to further increase our market penetration. North America also contains many well-known brands, including, but not limited to SSI Shredding Systems, Inc. (United States) and Shred-tech (Canada). We believe that our disadvantage is that North American companies possess the ability to provide streamlined customer service to customers located in the United States. We, however, have not entered the United States market at this time. Many Canadian companies import machinery from Europe, so we will compete with European companies for business in Canada to the extent we enter that market.

The principal competitive factors in our markets include:

●	product functionalities, quality and performance;

●	pricing;

●	reputation in the market;

●	ability to introduce new machinery to the market in a timely manner; and

●	ability to address unique client needs.

Intellectual Property Rights.

We do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. However, we protect our business interests and ensure our unique corporate culture and design. We use a combination of trade secret, copyright, trademark, patent and other rights to protect our intellectual property and our brand. We have completed the registration of 115 patents with the Chinese government. Patents in China are principally protected under the Patent Law of China. The duration of patent rights for an invention is 20 years, the duration of patent rights for a utility model is 10 years and the duration of patent rights for a design is 15 years, commencing from the filing date. Our patents will expire at various dates between September 18, 2024 and May 18, 2041.

We have completed the registration of 14 trademarks, with the Trademark Office of the State Administration for Industry and Commerce of the PRC. Our trademarks will expire at various dates between April 27, 2028 and December 13, 2033. These trademarks are renewable.

We have completed registration with the National Copyright Administration of the PRC for six copyrights, four for computer software copyrights and two for works copyrights. The term of protection of software copyright of a legal person or other organization shall be 50 years, expiring on December 31st of the 50th year after the initial release of the software, but if the software has not been released within 50 years from the date on which the development of the software is completed, it shall no longer be protected by relevant regulations. Two of our computer software copyrights have not yet been published. The other two software copyright will expire at various dates between December 31, 2068 and December 31, 2072.

Employees

We currently employ 219 people on a full time basis: 21 people in management positions; 33 in sales and marketing positions; 28 in research and development positions; 41 people in technical engineering positions; 26 in after-sale service positions and 70 in manufacturing and installation positions. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

Legal Proceedings

We are not currently a party to any legal proceedings that in the opinion of our management would have a material adverse effect on our business. However, from time to time we may become involved in legal proceedings or may be subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we believe that the final outcome of ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows.

Regulations Relating to Equipment Manufacturing Industry

In accordance with the Circular Economy Promotion Law of the PRC, promulgated by the SCNPC on August 29, 2008 and recently amended on October 26, 2018, the State Council and the people’s governments of provinces, districts and municipalities shall set up funds designated for promoting circular economy to support the scientific and technical research and development regarding circular economy, demonstration and promotion of technologies and products regarding circular economy, the implement of major circular economy projects, development of information service for circular economy. The State shall give tax preferences for industrial activities conductive to promoting circular economy such as reduction, recycling and recovery activities conducted in the process of production, circulation and consumption.

In accordance with the Outline of the 13th Five-Year Plan for the National Economic and Social Development of the PRC, which was promulgated by the NPC on March 16, 2016, the State shall encourage the development of professional services in respect of technological consultancy, system design, equipment manufacturing, engineering construction and operation management for energy conservation and environmental protection, enhance the capability of manufacturing energy conservation and environmental protection engineering technologies and equipment, and research and develop, demonstrate and promote a batch of advanced technical equipment for energy conservation and environmental protection.

Pursuant to Guiding Opinions of the Ministry of Industry and Information Technology (“MIIT”) on Accelerating the Development of the Environmental Equipment Manufacturing Industry promulgated on October 17, 2017, the State will promote the continuous optimization of industrial structure, support a batch of standard enterprises with exemplary and leading effects in nine key fields including solid waste treatment and disposal equipment, cultivate ten leading enterprises with a scale of ten billion yuan, build thousands of “specialized, refined, unique and innovative” small and medium-sized enterprises, and form several industrial clusters with strong driving effects and distinctive characteristics. The State shall actively promote financial products such as green credit, green bonds, financial leasing, intellectual property rights pledge loans and credit insurance policy pledge loans to increase support for the manufacturing of environmental protection equipment, and encourage social capital to set up industrial funds to invest in the environmental protection equipment manufacturing industry.

Regulations Relating to Work Safety

Pursuant to the Work Safety Law of the PRC, which was promulgated by the SCNPC on June 29, 2002, implemented on November 1, 2002, and revised on August 27, 2009, August 31, 2014 and June 10, 2021, entities engaging in production shall implement the national or industry standards for safeguarding work safety developed according to the law and shall satisfy with conditions for production safety required by relevant laws, administrative regulations and national or industry standards. Entities that fail to satisfy those conditions shall not engage in production and business operation activities. In addition, the entities are required to offer education and training programs to the employees regarding production safety, and provide labor protection articles that meet the national standards or industrial standards to the employees, supervise and educate them to wear or use these articles according to the prescribed rules.

Regulations Relating to Product Quality

The Product Quality Law of the PRC, which was promulgated by the SCNPC on February 22, 1993 and amended on July 8, 2000, August 27, 2009 and December 29, 2018 respectively, applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury or damage of property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

Regulations Relating to Import and Export Goods

On December 30, 2022, the SCNPC revised the Foreign Trade Law of the PRC, pursuant to which, enterprises engaging in import and export business are no longer required to go through the filing and registration formalities for foreign trade operators, and enterprises are automatically entitled to import and export rights but still need to go through the customs registration formalities to obtain the declaration rights.

Pursuant to the Customs Law of the PRC promulgated by the SCNPC on January 22, 1987 and most recently amended on April 29, 2021 and related regulations, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted Customs brokers that have been put on record at the Customs. The consignees and consignors for import or export goods and the Customs brokers engaged in Customs declaration shall file record with the Customs in accordance with the law. Principal regulations on the inspection of import and export commodities are set forth in the Law of the PRC on Import and Export Commodity Inspection promulgated by the SCNPC on February 21, 1989 and most recently amended on April 29, 2021 and its implementation rules. According to the aforesaid relevant laws and regulations, the import and export commodities that are subject to compulsory inspection listed in the catalogue compiled by the State administration shall be inspected by the commodity inspection authorities established according to the laws, and the import and export commodities that are not subject to statutory inspection shall be subject to random inspection. Consignees and consignors themselves or its entrusted agent may apply for inspection to the commodity inspection authorities.

Regulations Relating to Environmental Protection

Enterprises conducting manufacturing activities in China are subject to provisions under PRC environmental laws and regulations on noise, wastewater, air emission and other industrial waste. The major governing environmental laws and regulations consist of the Environmental Protection Law of the PRC, which was most recently amended on April 24, 2014 and became effective on January 1, 2015, the Law of the PRC on the Prevention and Control of Water Pollution, which was most recently amended on June 27, 2017 and became effective on January 1, 2018, the Law of the PRC on the Prevention and Control of Air Pollution, which was most recently amended and became effective on October 26, 2018, the Law of PRC on the Prevention and Control of Solid Waste Pollution, which was most recently amended on April 29, 2020 and became effective on September 1, 2020, and the Law of the PRC on the Prevention and Control of Noise Pollution, which was most recently amended and became effective on June 5, 2022 and relevant implementation rules (collectively “the Environmental Laws”). Pursuant to the Environmental Laws, PRC enterprises shall build requisite environmental treatment facilities affiliating to the manufacturing facilities, where waste air, wastewater and waste solids generated can be treated properly in accordance with the relevant provisions.

Pursuant to the Law of the PRC on Evaluation of Environment Effects, which was promulgated on October 28, 2002 and amended on July 2, 2016 and on December 29, 2018, Administrative Regulations on Environmental Protection for Construction Projects, which was promulgated on November 29, 1998 and amended on July 16, 2017 and became effective on October 1, 2017, and the Interim Measures for the Acceptance Inspections of Environment Protection Facilities of Construction Projects, which was promulgated by the Ministry of Environmental Protection of the PRC on November 20, 2017, enterprises that are planning construction projects should provide assessment reports, statement or registration form on the environmental impact of such projects. The assessment reports and statements must be approved by the competent environmental protection authorities prior to commencement of any construction work, while the registration forms shall be filed to them. Unless otherwise stipulated by laws and regulations, enterprises which are required to provide assessment reports and statements shall undertake the responsibility of acceptance inspections of the environmental protection facilities by itself upon the completion of the construction project. A construction project may be formally put into production or use only if the corresponding environmental protection facilities have passed the acceptance examination. The competent authorities may carry out spot check and supervision on the implementation of the environmental protection facilities.

Pursuant to the Law on the Prevention and Control of Environmental Pollution Caused by Solid Waste, which was promulgated by the SCNPC in 1995 and was latest amended on April 29, 2020, entities generating hazardous waste shall store, utilize and dispose hazardous waste according to the relevant requirements of the state and environmental protection standards, and shall not dump or pile up hazardous waste without authorization. Furthermore, it is forbidden to entrust hazardous waste to entities without a permit for disposal, or else the competent ecological and environmental authorities shall order it to make rectification, impose fines, confiscate illegal gains, and in serious circumstance, order it to suspend business or close down upon the approval of the government authorities.

According to the Regulation on Urban Drainage and Sewage Treatment, which was promulgated by the State Council in 2013, and the Measures for the Administration of Permits for Discharging Urban Sewage into the Drainage Pipeline, which was promulgated by the Ministry of Housing and Urban-Rural Development in 2015 and amended in 2022, enterprises, institutions and individually-owned businesses engaging in industry, construction, food and beverage, medical service and other activities which discharge sewage into urban drainage facilities shall apply to the competent urban drainage authorities for a permit for sewage discharge into the drainage pipe network, or the Drainage Permit. Discharging sewage into urban drainage facilities without obtaining a Drainage Permit shall be ordered by the relevant urban drainage authority to suspend illegal activities, take remedial measures within a time limit, re-apply the Drainage Permit, and may impose a fine of less than RMB500,000.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate of the PRC, which was promulgated by the SCNPC on July 5, 1994 and amended on August 30, 2007, August 27, 2009 and on August 26, 2019, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, price of the lease, repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department for the record. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines up to RMB 10,000 pursuant to the Administrative Measures on Leasing of Commodity Housing.

According to the Civil Code, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Pursuant to the Civil Code, where the mortgaged property has been leased and assigned for possession prior to the establishment of the mortgage, the original leasehold relation shall not be affected by such mortgage.

Regulations Relating to Intellectual Property Rights

Patent.    Patents in China are principally protected under the Patent Law of China. The Patent Law of China provides for three types of patents, “invention”, “utility model” and “design”. The National Intellectual Property Administration is responsible for examining and approving patent applications. The duration of a patent right is 10 years (utility model), 15 years (design) or 20 years (invention) from the date of application, depending on the type of patent right.

Copyright.    Copyright in China, including copyrighted software, is principally protected under the Copyright Law of China and related rules and regulations. Under the Copyright Law, for a company, the term of protection for copyright is 50 years from the completion of its works (the right of publication) or the first publication of its work. Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department.

Trademark.    Registered trademarks are protected under the Trademark Law of China and related rules and regulations. Trademarks are registered with the Trademark Office of the State Administration for Industry and Commerce. The Trademark Law has adopted a first-to-file principle with respect to trademark registration. Where registration is sought for a trademark that is identical or similar to another trademark that has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark could be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain names.    Domain names are protected under the Administrative Measures on the Internet Domain Names (2017) promulgated by the MIIT. The MIIT is the major regulatory body responsible for the administration of the Chinese Internet domain names, under supervision of which the China Internet Network Information Center (“CNNIC”) is responsible for the daily administration of .cn domain names and Chinese domain names. MIIT adopts the “first to file” principle with respect to the registration of domain names. Applicants for registration of domain names must provide the true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations Relating to Labor

Pursuant to the China Labor Law which was last amended on December 29, 2018 and became effective on the same date, and the China Labor Contract Law which was last amended on December 28, 2012 and became effective on July 1, 2013, a written labor contract is required when an employment relationship is established between an employer and an employee. The China Labor Law stipulates the maximum number of working hours per day and per week while other labor-related regulations and rules of China stipulate the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts, with certain exceptions. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract, with certain exceptions. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued by the State Council in December 2007 and effective as of January 2008, an employee who has served an employer for more than one year and less than ten years is entitled to a 5-day paid vacation, those whose service period ranges from 10 to 20 years are entitled to a 10-day paid vacation, and those who have served for more than 20 years are entitled to a 15-day paid vacation. An employee who does not use such vacation time at the request of the employer must be compensated at three times their normal daily salaries for each waived vacation day.

Pursuant to the Regulations on Occupational Injury Insurance, which was promulgated in 2003 and amended in 2010, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees, which was adopted in 1995, Chinese companies must pay occupational injury insurance premiums and maternity insurance premiums for their employees. Pursuant to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, which was adopted in 1999 and amended in 2019, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both Chinese companies and their employees are required to contribute to the social insurance plans. The aforesaid measures are reiterated in the Social Insurance Law of China, which was promulgated in October 2010 and amended in December 2018, which stipulates the system of social insurance of China, including basic pension insurance, medical insurance, unemployment insurance, occupational injury insurance and maternity insurance. According to the Social Insurance Law of China, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated time limit and be subject to a late fee at the rate of 0.05% per day of the outstanding amount from the due date. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. In July 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Reform Plan of the Taxation and Collection Systems of National Taxes and Local Taxes, which states that, effective from January 1, 2019, the aforesaid social insurance premiums shall be levied by the tax authorities. Under the new system, the social insurance premiums collection is likely to be stringently administrated and enforced. Pursuant to the Regulations on the Administration of Housing Fund, which was adopted in 1999 and amended in 2002 and 2019, Chinese companies must register with applicable housing fund management centers and help each of their employees to establish a special housing fund account in an entrusted bank. Both Chinese companies and their employees are required to contribute to the housing funds. According to the Regulations on the Administration of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated time limit; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations Relating to Privacy, Data Security, Cybersecurity and Data Protection

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. The Civil Code of the PRC issued by the NPC on May 28, 2020 and effective from January 1, 2021 provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws.

On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Cyber Security Law is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny.

In April 2020, the CAC and certain other PRC regulatory authorities promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

The PRC Data Security Law, which was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law. If our data processing activities were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits.

Furthermore, the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law issued on July 6, 2021 require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information.

On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure”, any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with the court.

On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Given the recency of the issuance of the Revised Review Measures, there is a general lack of guidance and uncertainties exist with respect to their interpretation and implementation.

Furthermore, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Outbound Data Transfers, or the Measures, which became effective from September 1, 2022. The Measures shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients. The Measures stipulate the circumstances under which security assessment of outbound data transfers should be declared, including: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of one million people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; or (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority. Based on the relevant regulations relating to outbound data transfer in the Cyber Security Law, the Data Security Law, and the Personal Information Protection Law, the Measures provide the scope, conditions and procedures of security assessment of outbound data transfer and thereby provide specific guidelines for security assessment of outbound data transfers.

As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant businesses or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

Regulations Relating to Anti-Monopoly in China

The PRC Anti-monopoly Law, which was promulgated on August 30, 2007, amended on June 24, 2022 and took effect on August 1, 2022, prohibits monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.

A business operator with a dominant market position may not abuse its dominant market position to conduct acts such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Sanctions for the violations of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year). On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, which took effect on September 1, 2019 to further prevent and prohibit the abuse of dominant market positions.

C. Organizational structure

See Item 4. Information of the Company — A. History and Development of the Company.

D. Property, plants and equipment

We lease approximately 97,680 square feet located at Xingda Street, Torch Development Zone, Zhongshan City, Guangdong Province, 528400. Our lease expires on March 31, 2025. On August 28, 2021, we signed a new lease agreement of approximately 20,900 square feet for additional factory space for the period from September 1, 2021 to March 31, 2025. On November 1, 2021, we signed a new lease for additional factory space of approximately 8,000 square feet. The lease expires on March 31, 2025. Finally, on March 24, 2022, we signed a new lease for additional factory space of approximately 28,000 square feet. The lease expires on March 25, 2025. We believe our current facilities are adequate for our current needs, and we do not believe we will encounter any difficulty in extending the terms of the lease.

Also see Item 4. Information of the Company — B. Business Overview.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes thereto. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors”.

Overview

Harden is a company that was established under the laws of the British Virgin Islands on April 8, 2021 as a holding company. The Company, through its subsidiaries, specializes in the manufacture of customized industrial recycling equipment. Mr. Jiawen Miao (“Mr. Miao”) is the chairman of the board, director and chief executive officer of the Company.

We are a waste management equipment manufacture in China. We offer a diversified line of waste management and recycling equipment that can be easily integrated into customers’ single processing facilities. We generate majority of our revenue from equipment sales contracts. For the years ended December 31, 2023, 2022 and 2021, our revenues were approximately $21.1 million, $30.6 million and $31.6 million, respectively. For the years ended December 31, 2023, 2022 and 2021, we had net income of approximately $0.6 million, $1.0 million and $1.7 million, respectively.

Reorganization

For the purpose of listing on the Cboe BZX Exchange, a reorganization of our legal structure was completed on June 3, 2021. The reorganization involved the incorporation of the Company’s wholly-owned subsidiary — Harden International Limited (“Harden HK”) and Harden HK’s wholly-owned subsidiary — Harwell Technologies Ltd. (“WOFE”); and the transfer of all the shareholders’ equity interest in Harden Machinery Ltd. (“Harden Machinery”) to WOFE.

Since our businesses are effectively controlled by the same group of the shareholders before and after the reorganization, they are considered under common control. The above mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

Key Factors that Affect Operating Results

We currently derive majority of revenue from our equipment sales contracts. We intend to continually enhance or complement our technologies in design, production and acquire new customers by increasing our market penetration with deeper market coverage and a broader geographical reach. Our ability to maintain and expand our customer base affects our operating results.

As the waste management industry continues to expand, we expect that the number of our current and potential customers will also increase. We intend to maintain our existing customers and acquire new customers by continually making significant investments in research and development activities as well as sales and marketing activities to increase our revenue and profit.

Our business of producing customized waste management equipment and industrial recycling equipment requires highly skilled professionals with specialized domain knowledge and technology expertise. Our ability to recruit, train, develop and retain our professionals with the skills and qualifications necessary to fulfill the needs of our existing and new customers has a significant effect on our operating results.

We intend to maintain our organic growth while also pursuing strategic acquisitions and investments in selective technologies and businesses that will enhance our technology capabilities and increase our market penetration. We believe our strategic acquisition and investment strategy is critical for us to accelerate our growth and strengthen our competitive position. Our ability to identify and execute strategic acquisitions and investments will have an effect on our operating results.

Recent Development

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets. On May 5, 2023, the World Health Organization declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. For the years ended December 31, 2023, 2022 and 2021, the COVID-19 pandemic did not have a material net impact on the Company’s financial positions and operating results. The extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

A. Operating results

The following table summarizes the results of our operations for the years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase(decrease) during such periods.

	For the Years Ended December 31,			%
	2023	2022	Change	Change
REVENUE:
Product sales	$20,087,944	$29,368,313	$(9,280,369)	(32)%
Warranty service	1,053,733	1,247,727	(193,994)	(16)%
Total revenue	21,141,677	30,616,040	(9,474,363)	(31)%
COST OF REVENUE:
Cost of product sales	14,386,198	21,412,390	(7,026,192)	(33)%
Cost of warranty service	441,635	426,619	15,016	4%
Total cost of revenues	14,827,833	21,839,009	(7,011,176)	(32)%
GROSS PROFIT	6,313,844	8,777,031	(2,463,187)	(28)%

OPERATING EXPENSES:
Selling	3,727,839	4,247,353	(519,514)	(12)%
General and administrative	1,308,430	1,349,911	(41,481)	(3)%
Research and development	1,581,779	2,091,600	(509,821)	(24)%
Provision for credit losses	44,465	583,877	(539,412)	(92)%
Total operating expenses	6,662,513	8,272,741	(1,610,228)	(19)%

	For the Years Ended December 31,			%
	2023	2022	Change	Change
OTHER INCOME (EXPENSE):
Interest income	26,864	10,847	16,017	148%
Interest expense	(160,629)	(306,141)	145,512	(48)%
Other income, net	1,008,079	635,219	372,860	59%
Total other income, net	874,314	339,925	534,389	157%
INCOME BEFORE INCOME TAXES	525,645	844,125	(318,480)	(38)%

Benefit for income taxes	(79,088)	(146,200)	67,112	(46)%
NET INCOME	$604,733	$990,415	$(385,682)	(39)%

Revenues

	For the Years Ended December 31,			%
	2023	2022	Change	Change
Equipment sales	$16,947,434	$26,739,104	$(9,791,670)	(37)%
Accessories and supplies sales	3,140,510	2,629,209	511,301	19%
Warranty service	1,053,733	1,247,727	(193,994)	(16)%
Total	$21,141,677	$30,616,040	$(9,474,363)	(31)%

For the year ended December 31, 2023, our total revenue was approximately $21.1 million as compared to approximately $30.6 million for the year ended December 31, 2022, representing a decrease of approximately $9.5 million, or 31%. For fiscal 2023, revenue from our new customers accounted for approximately 78% of our total revenue.

Revenue from equipment sales amounted to approximately $16.9 million and $26.7 million for the years ended December 31, 2023 and 2022, respectively. During fiscal year 2023, we sold 129 sets of equipment with an average price of $ 131,375, while in fiscal year 2022, we sold 265 sets of equipment with an average price of $100,902. The increase in average price was due to more customized equipment specifications required by our customers in fiscal year 2023. Revenue from our new customers accounted for approximately 92% of our equipment sales revenue in the fiscal 2023.

Revenue from accessories and supplies sales increased by approximately $0.5 million, or 19% from approximately $2.6 million for the year ended December 31, 2022 to approximately $3.1 million for the year ended December 31, 2023. Revenue from our new customers accounted for approximately 27% of our accessories and supplies sales revenue in fiscal year 2023 due to more orders received.

Revenue from service-type warranties decreased by approximately $0.2 million or 16% from approximately $1.2 million for the year ended December 31, 2022 to approximately $1.1 million for the year ended December 31, 2023.

The Company’s equipment sale contracts are primarily on a fixed-price basis, which require the Company to deliver certain quantities of shredder equipment based on customers’ technical specifications. When a customer receives the equipment, customer acceptance is generally required. Included in the contract, the Company generally offers the customer the warranty period from 12 to 15 months in which the Company provides post-contract customer support when customer encounters any technical issues when operating the equipment. According to the general payment terms, 30% of the contract price is payable upon signing the contract, 50% of the contract price is payable upon equipment delivery, 5% to 15% of contract price is payable upon the customer’s acceptance of the delivery, and the remaining percentage of the contract price is payable when the post-contract customer support period ends, which typically ranges between 12 to 15 months from the date which the customer’s acceptance of the delivery of the equipment. Revenues from service-type warranty amounted to $1,053,733 and $1,247,727 for the years ended December 31, 2023 and 2022, respectively.

Cost of Revenues

Cost of revenues consist of material costs, labor costs, overhead expenses and travel expenses related to revenue contracts. Cost of revenues decreased by approximately $7.0 million, or 32% to approximately $14.8 million for the year ended December 31, 2023 from approximately $21.8 million for the year ended December 31, 2022, which was attributable to a decrease in sales of equipment. Among the cost of revenues, cost of product sales decreased by approximately $7.0 million, or 33% from approximately $21.4 million for the year ended December 31, 2022 to approximately $14.4 million for the year ended December 31, 2023, and cost of service-type warranty increased by $15,016 or approximately 4% from $426,619 for the year ended December 31, 2022 to $441,635 for the year ended December 31, 2023.

Gross profit

	For the Years Ended December 31,
	2023		2022
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Total gross profit	$6,313,844	30%	$8,777,031	29%

Gross profit decreased by approximately $2.5 million or 28% from approximately $8.8 million for the year ended December 31, 2022 to approximately $6.3 million for the year ended December 31, 2023. Gross margin as a percent of overall revenue for the years ended December 31, 2023 and 2022 was approximately 30% and 29%, respectively.

Operating Expenses

	For the Years Ended December 31,			%
	2023	2022	Change	Change
OPERATING EXPENSES:
Selling	$3,727,839	$4,247,353	$(519,514)	(12)%
General and administrative	1,308,430	1,349,911	(41,481)	(3)%
Research and development	1,581,779	2,091,600	(509,821)	(24)%
Provision for credit losses	44,465	583,877	(539,412)	(92)%
Total operating expenses	$6,662,513	$8,272,741	$(1,610,228)	(19)%

Operating expenses consist of selling, general and administrative, research and development expenses, and provision for credit losses. Operating expenses decreased by approximately $1.6 million, or 19%, from approximately $8.3 million for the year ended December 31, 2022 to approximately $6.7 million for the year ended December 31, 2023. The decrease in our operating expenses was primarily due to approximately $0.5 million decrease in selling expenses and approximately $0.5 million decrease in research and development expenses, $41,481 decrease in general and administrative expenses and approximately $0.5 million decrease in provision for credit losses.

Selling expenses primarily consist of salary and compensation relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our sales and marketing activities. Selling expenses decreased by approximately $0.5 million, or 12%, from approximately $4.2 million for the year ended December 31, 2022 to approximately $3.7 million for the year ended December 31, 2023 due to (a) Post-sales service expenses decreased by approximately $1.1 million, or 58% from approximately $1.8 million for the year ended December 31, 2022 to approximately $0.8 million for the year ended December 31, 2023; (b) employee related expenses decreased by approximately $0.1 million, or 10% from approximately $1.1 million for the year ended December 31, 2022 to approximately $1.0 million for the year ended December 31, 2023; (c) other miscellaneous expenses including traveling expense, transportation expense, professional service fee etc. increased by approximately $0.7 million.

General and administrative expenses primarily consist of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses decreased by $41,481 or 3% from approximately $1.3 million for the year ended December 31, 2022 to approximately $1.3 million for the year ended December 31, 2023 due to (a) employee related expenses decreased by approximately $0.1 million from approximately $0.7 million for the year ended December 31, 2022 to approximately $0.6 million for the year ended December 31, 2023; (b) professional consulting and legal fees increased by approximately $0.1 million from approximately $0.6 million for the year ended December 31, 2022 to approximately $0.7 million for the year ended December 31, 2023, (c) other expenses including inventory provision, depreciation and amortization, rental and property management expense etc. decreased approximately $0.1 million.

Research and development expenses primarily consist of compensation and benefits relating to our research and development personnel as well as office overhead and other expenses relating to our research and development activities. Our research and development expenses decreased by approximately $0.5 million or 24% from approximately $2.1 million for the year ended December 31, 2022 to approximately $1.6 million for the year ended December 31, 2023, representing approximately 7.5% and 6.8% of our revenues for the years ended December 31, 2023 and 2022, respectively.

Provision for credit losses decreased by approximately $0.5 million or 92% from approximately $0.6 million for the year ended December 31, 2022 to $44,465 for the year ended December 31, 2023.

Other income, net

Other income, net primarily consists of government subsidy income, interest income, interest expense and net other income. Total other income, net was approximately $0.9 million for the year ended December 31, 2023, representing an increase of approximately $0.5 million, or 157%, as compared to approximately $0.3 million for the year ended December 31, 2022. The increase in other income, net was due to (a) interest expenses decreased by approximately $0.1 million from approximately $0.3 million for the year ended December 31, 2022 to approximately $0.2 million for the year ended December 31, 2023 due to the interest rate of loan from a related party decreased from 10% for the year ended December 31, 2022 to 3.5% for the year ended December 31, 2023, (b) the Company received VAT and surtaxes refund of approximately $0.7 million for the year ended December 31, 2023, increased by approximately $0.4 million from approximately $0.3 million for the year ended December 31, 2022. The tax refunds were granted by the local government as a general incentive to stimulate the local economy and technology innovation and were not contingent upon any further action or performance of the Company and the amounts do not have to be refunded under any circumstances. Given that there are no defined rules and regulations to govern the timing and the amount of such tax refund and the grant of such tax refund is determined solely at the discretion of the relevant government authorities, the Company only recognized the tax refund as other income when the Company received the approvals and payments of the tax refund from the relevant government authorities.

Benefit for income taxes

Income taxes benefit was $79,088 for the year ended December 31, 2023, compared to an income taxes benefit of $146,200 for the year ended December 31, 2022. According to PRC tax regulations, 200% of current year R&D expense approved by the local tax authority may be deducted from tax income for the years ended December 31, 2023 and 2022. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, Harden Machinery, the Company’s main operating subsidiary in PRC, obtained the “high-tech enterprise” tax status in 2015, which reduced its statutory income tax rate to 15%. The Company further renewed the “high-tech enterprise” tax status in 2021. The new certificate is valid until December 2024.

Net Income

As a result of the foregoing, net income decreased by approximately $0.4 million, or 39%, to approximately $0.6 million for the year ended December 31, 2023, from approximately $1.0 million for the year ended December 31, 2022.

Other comprehensive loss

Foreign currency translation adjustments amounted to a loss of approximately $0.3 million and $0.8 million for the years ended December 31, 2023 and 2022, respectively. The balance sheet amounts with the exception of equity as of December 31, 2023 were translated at RMB 7.0999 to USD 1.00 as compared to RMB 6.8972 to USD 1.00 as of December 31, 2022. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended December 31, 2023 and 2022 were RMB 7.0809 to USD 1.00 and RMB 6.7290 to USD 1.00, respectively. The loss for the year ended December 31, 2023 was mainly due to the continuing depreciation of RMB against USD.

For the years ended December 31, 2022 and 2021

The following table summarizes the results of our operations for the years ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase (decrease) during such periods.

	For the Years Ended December 31,			%
	2022	2021	Change	Change
REVENUE:
Product sales	$29,368,313	$30,369,041	$(1,000,728)	(3)%
Warranty service	1,247,727	1,237,026	10,701	1%
Total revenue	30,616,040	31,606,067	(990,027)	(3)%
COST OF REVENUE:
Cost of sales	21,412,390	21,521,653	(109,263)	(1)%
Cost of warranty service	426,619	440,964	(14,345)	(3)%
Total cost of revenues	21,839,009	21,962,617	(123,608)	(1)%
GROSS PROFIT	8,777,031	9,643,450	(866,419)	(9)%

OPERATING EXPENSES:
Selling	4,247,353	3,704,183	543,170	15%
General and administrative	1,349,911	2,057,553	(707,642)	(34)%
Research and development	2,091,600	1,591,754	499,846	31%
Provision for credit losses	583,877	828,761	(244,884)	(30)%
Total operating expenses	8,272,741	8,182,251	90,490	1%

	For the Years Ended December 31,			%
	2022	2021	Change	Change
OTHER INCOME (EXPENSE):
Interest income	10,847	14,498	(3,651)	(25)%
Interest expense	(306,141)	(45,650)	(260,491)	571%
Other income, net	635,219	344,003	291,216	85%
Total other income, net	339,925	312,851	27,074	9%
INCOME BEFORE INCOME TAXES	844,125	1,774,050	(929,835)	(52)%

INCOME TAXES PROVISION (BENEFIT)	(146,200)	40,879	(187,079)	(458)%
NET INCOME	$990,415	$1,733,171	$(742,756)	(43)%

Revenues

	For the Years Ended December 31,			%
	2022	2021	Change	Change
Equipment sales	$26,739,104	$26,725,849	$13,255	-%
Accessories and supplies sales	2,629,209	3,643,192	(1,013,983)	(28)%
Warranty service	1,247,727	1,237,026	10,701	1%
Total	$30,616,040	$31,606,067	$(990,027)	(3)%

For the year ended December 31, 2022, our total revenue was approximately $30.6 million as compared to approximately $31.6 million for the year ended December 31, 2021, representing a decrease of approximately $1.0 million, or 3%. For fiscal 2022, revenue from our new customers accounted for approximately 77% of our total revenue.

Revenue from equipment sales amounted to approximately $26.7 million for both years ended December 31, 2022 and 2021. During fiscal year 2022, we sold 265 sets of equipment with an average price of $100,902, while in fiscal year 2021, we sold 225 sets of equipment with an average price of $118,782. The decrease in average price was due to less customized equipment specifications required by our customers in fiscal year 2022. Revenue from our new customers accounted for approximately 85% of our equipment sales revenue in the fiscal 2022.

Revenue from accessories and supplies sales decreased by approximately $1.0 million, or 28% from approximately $3.6 million for the year ended December 31, 2021 to approximately $2.6 million for the year ended December 31, 2022. Revenue from our new customers accounted for approximately 26% of our accessories and supplies sales revenue in fiscal year 2022 due to fewer orders received.

Revenue from service-type warranties increased by $10,701 or approximately 1%, stayed at the same level for both years ended December 31, 2022 and 2021.

The Company’s equipment sale contracts are primarily on a fixed-price basis, which require the Company to deliver certain quantities of shredder equipment based on customers’ technical specifications. When a customer receives the equipment, customer acceptance is generally required. Included in the contract, the Company generally offers the customer the warranty period from 12 to 15 months in which the Company provides post-contract customer support when customer encounters any technical issues when operating the equipment. According to the general payment terms, 30% of the contract price is payable upon signing the contract, 50% of the contract price is payable upon equipment delivery, 5% to 15% of contract price is payable upon the customer’s acceptance of the delivery, and the remaining percentage of the contract price is payable when the post-contract customer support period ends, which typically ranges between 12 to15 months from the date which the customer’s acceptance of the delivery of the equipment. Revenues from service-type warranty amounted to $1,247,727 and $1,237,026 for the years ended December 31, 2022 and 2021, respectively.

Cost of Revenues

Cost of revenues consist of material costs, labor costs, overhead expenses and travel expenses related to revenue contracts. Please refer to the cost of revenue portion of the table above for the dollar and percentage decrease of our cost of revenues for the years ended December 31, 2022 and 2021, respectively.

Cost of revenues decreased by approximately $0.1 million, or 1% to approximately $21.8 million for the year ended December 31, 2022 from approximately $22.0 million for the year ended December 31, 2021, which was attributable to a decrease in sales of accessories and supplies. Among the cost of revenues, cost of product sales decreased by approximately $0.1 million, or 1% from approximately $21.5 million for the year ended December 31, 2021 to approximately $21.4 million for the year ended December 31, 2022, and cost of service-type warranty decreased by $14,345 or approximately 3% from $440,964 for the year ended December 31, 2021 to $426,619 for the year ended December 31, 2022.

Gross profit

	For the Years Ended December 31,
	2022		2021
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Total gross profit	$8,777,031	29%	$9,643,450	31%

Gross profit decreased by approximately $0.9 million or 9% from approximately $9.6 million for the year ended December 31, 2021 to approximately $8.8 million for the year ended December 31, 2022. Gross margin as a percent of overall revenue for the years ended December 31, 2022 and 2021 was approximately 29% and 31%, respectively.

Operating Expenses

	For the Years Ended December 31,			%
	2022	2021	Change	Change
OPERATING EXPENSES:
Selling	$4,247,353	$3,704,183	$543,170	15%
General and administrative	1,349,911	2,057,553	(707,642)	(34)%
Research and development	2,091,600	1,591,754	499,846	31%
Provision for credit losses	583,877	828,761	(244,884)	(30)%
Total operating expenses	$8,272,741	$8,182,251	$90,490	1%

Operating expenses consist of selling, general and administrative, research and development expenses, and provision for credit losses. Operating expenses increased by approximately $0.1 million, or 1%, from approximately $8.2 million for the year ended December 31, 2021 to approximately $8.3 million for the year ended December 31, 2022. The increase in our operating expenses was primarily due to approximately $0.5 million increase in selling, approximately $0.5 million increase in research and development expenses, offset by approximately $0.7 million decrease in general and administrative expenses and approximately $0.2 million decrease in provision for credit losses.

Selling expenses primarily consist of salary and compensation relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our sales and marketing activities. Selling expenses increased by approximately $0.5 million, or 15%, from approximately $3.7 million for the year ended December 31, 2021 to approximately $4.2 million for the year ended December 31, 2022 due to (a) Post-sales service expenses increased by approximately $1.2 million, or 198% from approximately $0.6 million for the year ended December 31, 2021 to approximately $1.8 million for the year ended December 31, 2022; (b) other miscellaneous expenses including traveling expense, transportation expense, professional service fee etc. decreased by approximately $0.7 million.

General and administrative expenses primarily consist of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses decreased by approximately $0.71 million or 34% from approximately $2.06 million for the year ended December 31, 2021 to approximately $1.3 million for the year ended December 31, 2022 due to (a) employee related expenses decreased by approximately $0.1 million from approximately $0.8 million for the year ended December 31, 2021 to approximately $0.7 million for the year ended December 31, 2022; (b) professional consulting and legal fees decreased by approximately $0.2 million from approximately $0.7 million for the year ended December 31, 2021 to approximately $0.6 million for the year ended December 31, 2022, (c) inventory provision decreased by approximately $0.4 million from approximately $0.3 million for the year ended December 31, 2021 to approximately negative $0.1 million for the year ended December 31, 2022. For the year ended December 31, 2022, we used some long-aged raw materials, which were previously provisioned, thus, we reversed the provision for inventory.

Research and development expenses primarily consist of compensation and benefits relating to our research and development personnel as well as office overhead and other expenses relating to our research and development activities. Our research and development expenses increased by approximately $0.5 million or 31% from approximately $1.6 million for the year ended December 31, 2021 to approximately $2.1 million for the year ended December 31, 2022, representing approximately 6.8% and 5.0% of our revenues for the years ended December 31, 2022 and 2021, respectively. We expect to continue to invest in research and development. We expect that our ability to effectively utilize our research and development capabilities significantly affect our results of operations in the future.

Provision for credit losses decreased by approximately $0.2 million or 30% from approximately $0.8 million for the year ended December 31, 2021 to approximately $0.6 million for the year ended December 31, 2022. For the year ended December 31, 2022, we received materials for long-aged pre-payments, which was previously fully allowanced, thus we reversed the related provision for credit losses. Provision for credit losses for the year ended December 31, 2022 was approximately $0.6 million, representing approximately 1.9% of our revenue, as compared to approximately $0.8 million for the year ended December 31, 2021, representing approximately 2.6% of revenue.

Other income, net

Other income, net primarily consists of government subsidy income, interest income, interest expense and net other income. Total other income, net was approximately $0.3 million for the year ended December 31, 2022, representing an increase of $27,074, or approximately 9%, as compared to approximately $0.3 million for the year ended December 31, 2021. The increase in other income, net was due to: (a) interest expense increased by approximately $0.3 million as a result of increased average loan balances due to new bank loans obtained; offset by (b) government subsidy increased by approximately $0.2 million as a result of receiving high-end equipment subsidy from government during the current period and (c) the Company received VAT and surtaxes refund of approximately $0.3 million for the year ended December 31, 2022, increased by approximately $0.2 million from approximately $0.2 million for the year ended December 31, 2021. The tax refunds were granted by the local government as a general incentive to stimulate the local economy and technology innovation and were not contingent upon any further action or performance of the Company and the amounts do not have to be refunded under any circumstances. Given that there are no defined rules and regulations to govern the timing and the amount of such tax refund and the grant of such tax refund is determined solely at the discretion of the relevant government authorities, the Company only recognized the tax refund as other income when the Company received the approvals and payments of the tax refund from the relevant government authorities.

Provision (Benefit) for Income Taxes

Income taxes benefit was $146,200 for the year ended December 31, 2022, compared to an income taxes provision of $40,879 for the year ended December 31, 2021. According to PRC tax regulations, 200% of current year R&D expense approved by the local tax authority may be deducted from tax income for the year ended December 31, 2022 and 2021. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, Harden Machinery, the Company’s main operating subsidiary in PRC, obtained the “high-tech enterprise” tax status in 2015, which reduced its statutory income tax rate to 15%. The Company further renewed the “high-tech enterprise” tax status in 2021. The new certificate is valid until December 2024.

Net Income

As a result of the foregoing, net income decreased by approximately $0.7 million, or 43%, to approximately $1.0 million for the year ended December 31, 2022, from approximately $1.7 million for the year ended December 31, 2021.

Other comprehensive income

Foreign currency translation adjustments amounted to a loss of approximately $0.8 million and a gain of approximately $0.2 million for the years ended December 31, 2022 and 2021, respectively. The balance sheet amounts with the exception of equity as of December 31, 2022 were translated at RMB 6.8972 to USD 1.00 as compared to RMB 6.3726 to USD 1.00 as of December 31, 2021. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended December 31, 2022 and 2021 were RMB 6.7290 to USD 1.00 and RMB 6.4508 to USD 1.00, respectively. The loss for the year ended December 31, 2023 was mainly due to the continuing depreciation of RMB against USD.

B. Liquidity and capital resources

Substantially all of our operations are conducted in China and all of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of December 31, 2023, cash and restricted cash of approximately $4.7 million were fully held by our company and its subsidiaries in mainland PRC. As of December 31, 2022, cash and restricted cash of approximately $2.3 million and a short-term investment of approximately $2.1 million were fully held by our company and its subsidiaries in mainland PRC.

We are a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiary. Our subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiary out of China is subject to examination by the banks designated by State Administration of Foreign Exchange (“SAFE”). Our subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of December 31, 2023, we had cash and restricted cash of approximately $4.7 million. Our current assets were approximately $23.8 million, and our current liabilities were approximately $14.8 million, which resulted in a positive working capital of approximately $9.0 million. Our operating cash inflow was approximately $1.0 million for the year ended December 31, 2023. We have historically funded our working capital needs primarily from operations, bank loans, advance payments from customers and contributions by shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections. Our management believes that current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of the issuance of this report. However, we may need additional cash resources in the future if we experience changed business conditions or other developments, and may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

The following summarizes the key components of our cash flows for the years ended December 31, 2023, 2022 and 2021.

	For the Years Ended December 31,
	2023	2022	2021
Net cash provided by (used in) operating activities	$991,632	$(71,805)	$819,947
Net cash provided by (used in) investing activities	1,837,729	(2,460,182)	(251,070)
Net cash provided by (used in) financing activities	(380,612)	1,908,767	101,267
Effect of exchange rate change on cash and restricted cash	(59,920)	(204,453)	67,259
Net increase (decrease) in cash and restricted cash	$2,388,829	$(827,673)	$737,403

Operating Activities

Net cash provided by operating activities was approximately $1.0 million for the year ended December 31, 2023. Net Cash used in operating activities for the year ended December 31, 2023 consisted of net income of approximately $0.6 million, noncash adjustments of approximately $0.6 million, an increase of approximately $2.5 million in advance from customers, a decrease of approximately $1.2 million in accounts receivable (including a related party), an increase of approximately $0.7 million in notes payable, a decrease of approximately $0.1 million in advance to suppliers (including related parties), partially offset by an increase in inventories of approximately $2.3 million, an increase in prepayments and other assets of approximately $1.0 million, an increase in note receivables of approximately $0.4 million, a decrease in taxes payable of approximately $0.4 million, a decrease in operating lease liabilities of approximately $0.3 million, a decrease in accrued expenses and other liabilities of approximately $0.2 million and a decrease of approximately $0.1 million in accounts payables (including related parties).

Net cash used in operating activities was $71,805 for the year ended December 31, 2022. Net Cash used in operating activities for the year ended December 31, 2022 consisted of net income of approximately $1.0 million, noncash adjustments of approximately $1.0 million, decrease in note receivables of approximately $0.3 million, decease in inventories of approximately $0.3 million, an increase of approximately $0.3 million in accounts payables (including related parties), an increase in taxes payable of approximately $0.2 million and an increase in accrued expenses and other liabilities of approximately $0.2 million, offset by an increase of approximately $1.4 million in accounts receivable (including a related party), an increase of approximately $0.6 million in advance to suppliers (including related parties), increase in prepayments and other assets of approximately $0.3 million and a decrease of approximately $0.8 million in advance from customers, decrease in operating lease liabilities of approximately $0.3 million.

Net cash provided by operating activities was approximately $0.8 million for the year ended December 31, 2021. Net Cash provided by operating activities for the year ended December 31, 2021 consisted of net income of approximately $1.7 million, noncash adjustments of approximately $0.8 million, a decrease of approximately $1.1 million in inventories, a decrease in prepayments and other assets of approximately $0.2 million, a decrease of approximately $0.4 million in advance to suppliers (including related parties), an increase of approximately $0.5 million in accrued expenses and other liabilities, an increase in taxes payable of approximately $0.2 million, partially offset by a decrease of approximately $1.2 million in advance from customers, an increase of approximately $2.9 million in accounts receivable (including related parties) and notes receivable due to more sales in 2021 compared with 2020.

Investing Activities

Net cash provided by investing activities were approximately $1.8 million for the year ended December 31, 2023. Cash provided by investing activities was due to redemption of short-term investment of approximately $2.1 million during the year ended December 31, 2023. Cash used in investing activities was due to addition to property and equipment and intangible assets of approximately $0.2 million during the year ended December 31, 2023.

Net cash used in investing activities were approximately $2.5 million for the year ended December 31, 2022. Cash used in investing activities was due to purchase of short-term investment of approximately $2.2 million and addition to property and equipment of approximately $0.3 million during the year ended December 31, 2022.

Net cash used in investing activities were approximately $0.3 million for the year ended December 31, 2021. Cash used in investing activities for the year ended December 31, 2021 was mainly from additions to property and equipment for the year.

Financing Activities

Net cash used in financing activities was approximately $0.4 million for the year ended December 31, 2023, consisted of proceeds from long-term bank loans of approximately $0.4 million, proceeds from a short-term bank loan of approximately $0.4 million, proceeds from related parties of $2,259, repayment of bank loans (including current portion of long-term bank loans, short-term bank loans) of approximately $1.0 million and deferred IPO cost of approximately $0.3 million.

Net cash provided by financing activities was approximately $1.9 million for the year ended December 31, 2022, consisted of proceeds from long-term bank loans of approximately $1.3 million, proceeds from a short-term bank loan of approximately $0.4 million and proceeds from related parties of approximately $0.2 million and repayment of bank loans of approximately $0.1 million.

Net cash provided by financing activities was approximately $0.1 million for the year ended December 31, 2021, which consisted of proceeds from related party of approximately $2.5 million offset by approximately $2.5 million payment for acquiring all equity interests of Harden Machinery from its existing shareholders, $61,122 proceeds from private placement, and $46,500 repayment for bank loan.

Capital Expenditures

We made capital expenditures of approximately $0.2 million for the year ended December 31, 2023. We made capital expenditures of approximately $0.3 million for both the years ended December 31, 2022 and 2021. Our capital expenditures were used for purchases of equipment, payments for construction in progress, and acquiring intangible assets. We will continue to make capital expenditures to meet the expected growth of its business.

Contractual Obligations

We had outstanding bank loans of $1,844,480 and $2,015,500 as of December 31, 2023 and December 31, 2022. We also entered into non-cancellable operating lease agreements to rent factory and office spaces. The lease agreements will expire on March 31, 2025.

The following table sets forth our contractual obligations and commercial commitments as of December, 31, 2023:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Bank loan	$1,844,480	$661,760	$1,182,720	$-	$-
Lease commitment	354,830	$283,472	$71,358	-	-
Total	$2,199,310	$945,232	$1,254,078	$-	$-

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2022:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Bank loan	$2,015,500	$986,000	$1,029,500	$-	$-
Lease commitment	698,916	307,041	391,875	-	-
Total	$2,718,506	$1,293,041	$1,421,375	$-	$-

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2023, 2022 and 2021 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

C. Research and Development, patents and licenses, etc.

See Item 5. Operating and Financial Review and Prospects — Operating Results.

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024, that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting estimates involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the estimates we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations. We believe that these estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies” of our audited consolidated financial statements included elsewhere in this annual report. Our critical accounting policies and practices include the following:(i) revenue recognition; (ii) accounts receivable; (iii) inventories; and (iv) income taxes. See Note 2 to our consolidated financial statements for the disclosure of these accounting policies.

Uses of estimates and assumptions

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the condensed consolidated financial statements. Our critical accounting estimates include the following: (i) allowance for credit losses; (ii) allowance for inventory provision and (iii) valuation allowance for deferred tax assets. We evaluate our estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Allowance for credit losses

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires us to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. We adopted this guidance effective January 1, 2023. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on our consolidated financial statements. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses. We estimate the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors.

The balance of other receivables is unsecured and is reviewed periodically to determine whether their carrying value has become impaired. The Company considers the balances to be impaired if the collectability of the balances becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment.

As of December 31, 2023 and 2022, the allowance for credit losses represented approximately 10% and 12% of gross account receivable balances (including account receivable from a related party), respectively. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. Allowance for credit losses balances amounted to $688,880 and $1,028,126 as of December 31, 2023 and 2022, respectively for accounts receivable. Allowance for credit losses balances were both nil as of December 31, 2023 and 2022 for other receivables.

Allowance for inventory provision

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over net realizable value of each item of inventories is recognized in the value of inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. We evaluate inventories on a quarterly basis for our realizable value adjustments and reduce the carrying value of those inventories that are obsoletes or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. Allowance for inventory provision balance as of December 31, 2023 and 2022 amounted to $395,161 and $558,783, respectively.

Valuation allowance of deferred tax assets

Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Valuation allowance is provided against deferred tax assets when we determine that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment, and the forecasts of future taxable income are consistent with the plans and estimates we are using to manage the underlying businesses. Allowance for deferred tax assets balances amounted to $50,869 and $81,231 as of December 31, 2023 and 2022, respectively.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Consolidated Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed
Jiawen Miao(1)	63	Chief Executive Officer and Chairman of the Board	2021
Chunmei Lei(1)	47	Chief Financial Officer	2021
Fan Zhang(1)	36	Vice President of Sales and Director	2021
Yabin Su(1)	37	Chief Operating Officer	2021
Rongxing Zhang(1)	60	Independent Director	2021
Cheng Cao(1)	60	Independent Director	2021
Daming Xie(1)	66	Independent Director	2021

(1)	The individual’s business address is Building 8, No. 6 Jingye Road, Torch Hi-tech Development District, Zhongshan City, Guangdong, PRC.

Jiawen Miao. Mr. Miao was appointed as the chairman of the board, chief executive officer and a director of Harden in April 2021. Since May 2010, he has also served as the managing director of Harden Machinery. From January 2001 until December 2010, Mr. Miao served as the senior vice president for K&J, LLC, a management consulting company in California. From July 1998 until December 2000, he served as the China operation manager for SMS Group GmbH, a German machinery manufacturer. From 1996 until June 1998, Mr. Miao served as a product manager for Conair Group, Inc., a machinery manufacturer in Pittsburgh. Mr. Miao received (i) a master’s degree in chemical engineering from the University of Southwestern Louisiana (US) in 1994, (ii) a master’s degree in international management from the Thunderbird School of Global Management (US) in 1996, (iii) a master’s degree in engineering from South China University of Technology (PRC) in 1988 and (iv) a bachelor’s degree in engineering from Southwestern Jiaotong University in the PRC in 1983. Mr. Miao was nominated as a director due to his experience servicing in executive positions at companies operating in the machine manufacturing industry and his extensive knowledge, experience and relationships in China’s industrial recycling industry.

Chunmei Lei. Ms. Lei was appointed as our Chief Financial Officer in December 2021. From July 2013 until November 2021, she served as a consulting manager for Guangzhou Kenipu Enterprise Management Consulting Co., Ltd., a Guangzhou-based consulting company; and she also served as the legal representative and shareholder such company. From December 2009 until July 2012, Ms. Lei served as a finance manager for Foshan Kohler Co., Ltd., an affiliate of an American company producing sanitary ceramic products. From January 2007 until November 2009, she served a finance manager for Moidecar (Foshan) Display Manufacturing Co., Ltd., an affiliate of a Spanish company producing ceramic displays. From December 2004 until December 2006, Ms. Lei served as a senior accounting manager for Autoliv (Guangzhou) Vehicle Safety Systems Co., Ltd., an affiliate of a Swedish company producing automotive safety equipment. From August 2002 until October 2004, Ms. Lei served as a finance manager for Essel Propack (Guangzhou) Co., Ltd., an affiliate of an Indian company producing toothpaste packaging. From June 1999 until July 2002, she served as an accounting supervisor for Outokumpu Copper Tube (Zhongshan) Co., Ltd., an affiliate of a Finnish company producing copper tube for air conditioner. Ms. Lei received an associate’s degree in accounting from Wuhan Urban Construction Institute in 1998.

Fan Zhang. Mr. Zhang was appointed as our vice president of sales and a director of Harden in April 2021. From October 2018 until April 2021, he served as the director of sales in Harden Machinery. From December 2016 until October 2018, Mr. Zhang served as the director of marketing for Harden Machinery. From May 2010 until December 2016, Mr. Zhang served as the director of marketing for Harden Machinery. From August 2008 until May 2010, Mr. Zhang served as the director of marketing Zhongshan Hengdong Machinery Co., Ltd., an industrial recycling company specializing in the development and manufacture of solid waste crushing and tearing systems. Mr. Zhang received a bachelor’s degree in engineering from Guangxi University of Science and Technology (PRC) in 2008.

Yabin Su. Mr. Su was appointed as our Chief Operating Officer of Harden in April 2021. Since December 2017, Mr. Su has also served as the chief operating officer of Harden Machinery. From April 2011 to December 2017, Mr. Su served as a workshop manager and operations manager of Harden Machinery. From July 2008 until March 2011, Mr. Su served as the production line team lead of the Nanning Paper Industry Branch of Guangxi Huajin Group Co., Ltd., a joint venture engaging in paper production and sales. He received a bachelor’s degree in engineering from Guangxi University of Science and Technology (PRC) in 2008 and an MBA from South China University of Technology in 2022.

Rongxing Zhang. Mr. Rongxing Zhang has served as an independent director of Harden since April 2021. From October 2017 to November 2023, Mr. Zhang has served as the chief officer of Shenzhen Zhijing Huifu Investment Co., Ltd., an equity investment company. From April 2012 until September 2017, Mr. Zhang served as the vice president of Han’s Laser Technology Co., Ltd., a leader in China’s laser industry which is traded on the Shenzhen Stock Exchange (stock code 002008). From July 2011 until March 2012, he served as the Company Secretary of Fujian Fengzhu Textile Co., Ltd., a large knitting bleaching and dyeing manufacturer in Fujian Province, PRC that is traded on the Shanghai Stock Exchange (stock code 600439). From June 2007 until June 2011, Mr. Zhang served as the general manager of Tiger Asset Management Co., Ltd., a private asset management company in Shenzhen, PRC. From June 1993 until June 2007, he served as an executive director and a company secretary of Shenzhen Expressway Co., Ltd., a state-owned infrastructure operation company traded on both the Hong Kong Stock Exchange (stock code 0548) and the Shanghai Stock Exchange (stock code 600548). From April 1993 to May 1996, he served as the head of human resources and deputy director of the share reform office of Xingtong Industrial Development (Shenzhen) Co., Ltd. From July 1988 until May 1993, Mr. Zhang served as the chief of the production technology section and the deputy director of the general manager’s Office of Shenzhen China Bicycle Co., Ltd., a world-wide bicycle manufacturer traded on the Shenzhen Stock Exchange (stock code 000017). Mr. Zhang received a bachelor’s degree in engineering from South China University of Technology (PRC) in 1985. Mr. Zhang received a master’s degree in engineering from South China University of Technology (PRC) in 1988. In addition, Mr. Zhang received a master’s degree in business administration from Cardiff University (United Kingdom) in 2005. Mr. Zhang was nominated as a director due to his extensive experience in public finance and venture capital financing throughout China and with publicly listed companies.

Cheng Cao. Mr. Cao has served as an independent director of Harden since April 2021. Since January 2016, Mr. Cao has served as the Director of Accounting of 9 Plus Resource Ltd., a non-ferrous metals trading company based in Hong Kong. From October 2012 until December 2015, Mr. Cao served as a finance manager of Cliveden (Shanghai) AG, a non-ferrous metals trading company. From April 2001 until March 2008, he served as a manager of Vibes Base Enterprises, Inc., a women’s clothing manufacturing company headquartered in the US. From April 1996 until December 2000, Mr. Cao served as a certified public accountant for Optiva Corp. (Sonicare), a US-based manufacturer of rechargeable oral hygiene products. Mr. Cao received a bachelor’s degree in mechanical engineering from Harbin Engineering University (PRC) in 1985, a master’s degree in mechanical engineering from South China University of Technology (PRC) in 1988, and a master’s degree in business administration in Finance Management from City University, Seattle Washington (US) in 1996. Mr. Cao is qualified as a certified public accountant in the US, and he was nominated as a director as a result of his extensive experience in accounting.

Daming Xie. Mr. Xie has served as an independent director of Harden since April 2021. From April 2018 until July 2020, Mr. Xie served as a special advisor to Merck Holding (China) Co., Ltd., a wholly-owned subsidiary of Merck KGaA, a multi-national company specializing in healthcare, life science and electronics (“Merck”). From April 2015 until March 2018, Mr. Xie served as a director of controlling performance materials for Merck Holding (China) Co., Ltd. From May 2014 until March 2015, Mr. Xie served as the president of Merck Electronic Materials (Suzhou) Limited, a Merck subsidiary. From January 2006 until May 2014, Mr. Xie served as the president, site director and finance director of AZ Electronic Materials (Suzhou) Ltd., a subsidiary of AZ Electronic Materials plc, a global specialty chemicals company. Mr. Xie received a bachelor’s degree in economics from Goshen College (US) in 1990. He also received a master’s degree in business administration from the Thunderbird School of Global Management (US) in 1996. Mr. Xie was nominated as a director because of his extensive experience in manufacturing and global finance matters.

There are no family relationships between any of our executive officers and directors. We have no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any officer or director referenced above was selected as a director or member of our senior management.

B. Compensation

Executive Compensation

Our Board of Directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. Currently, our Board of Directors determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of our named executive officers is measured by a series of performance criteria by the Board of Directors, or the compensation committee on a yearly basis. Such criteria are set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance. The Board of Directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The Board of Directors has oversight of executive compensation plans, policies and programs

In 2023, we expensed an aggregate of approximately $229,632 as salaries, bonuses and fees to our senior officers named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

The contracts that we have entered into with executive officers include the following:

Employment Agreement of Mr. Jiawen Miao

We entered into an employment agreement with Jiawen Miao effective April 8, 2021, providing for Mr. Miao to serve as our chief executive officer. Under the terms of Mr. Miao’s employment agreement, Mr. Miao is, among other matters, to take overall responsibility for the operational management and financial management of our company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 260,000 (approximately $36,719); and

●	Reimbursement of reasonable business expenses.

Mr. Miao’s employment agreement does not contain a term and may be terminated by Mr. Miao or our company upon 30 days’ advance notice. Additionally, Mr. Miao has entered into a separate confidentiality and intangible asset use and protection agreement, effective April 8, 2021, by which he agreed to protect the confidentiality of our intellectual property.

Employment Agreement of Ms. Chunmei Lei

We entered into an employment agreement with Chunmei Lei effective December 1, 2021, providing for Ms. Lei to serve as our chief finance officer. Under the terms of Ms. Lei’s employment agreement, Ms. Lei is, among other matters, to take overall responsibility for the finance management of our company in compliance with all applicable laws and devote a minimum of forty hours per week to our business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 300,000 (approximately $42,368); and

●	Reimbursement of reasonable business expenses.

Ms. Lei’s employment agreement has a term of 1 year and may be terminated by Ms. Lei or our company upon 30 days’ advance notice. Additionally, Ms. Lei has entered into a separate confidentiality and intangible asset use and protection agreement, effective December 1, 2021, by which she agreed to protect the confidentiality of our intellectual property.

Employment Agreement of Mr. Fan Zhang

We entered into an employment agreement with Fan Zhang effective April 8, 2021, providing for Mr. Zhang to serve as our vice president of sales. Under the terms of Mr. Zhang’s employment agreement, Mr. Zhang is, among other matters, to take overall responsibility for the sales management of our company in compliance with all applicable laws and devote a minimum of forty hours per week to our business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 526,500 (approximately $74,355); and

●	Reimbursement of reasonable business expenses.

Mr. Zhang’s employment agreement does not contain a term and may be terminated by Mr. Zhang or our company upon 30 days’ advance notice. Additionally, Mr. Zhang has entered into a separate confidentiality and intangible asset use and protection agreement, effective April 8, 2021, by which he agreed to protect the confidentiality of our intellectual property.

Employment Agreement of Mr. Yabin Su

We entered into an employment agreement with Yabin Su effective April 8, 2021, providing for Mr. Su to serve as our chief operating officer. Under the terms of Mr. Su’s employment agreement, Mr. Su is, among other matters, to take overall responsibility for the operation and management of our company in compliance with all applicable laws and devote a minimum of forty hours per week to our business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 539,500 (approximately $76,191); and

●	Reimbursement of reasonable business expenses.

Mr. Su’s employment agreement does not contain a term and may be terminated by Mr. Su or our company upon 30 days’ advance notice. Additionally, Mr. Su has entered into a separate confidentiality and intangible asset use and protection agreement, effective April 8, 2021, by which he agreed to protect the confidentiality of our intellectual property.

Under Chinese law, there are some situations where we can terminate employment agreements of employees of our Chinese Operating Companies without paying economic compensation, such as (i) the employer maintains or raises the employment conditions but the employee refuses to accept the new employment agreement; (ii) when the employment agreement is scheduled to expire; (iii) the employee is retired in accordance with laws; or (iv) the employee is dead, declared dead or has disappeared. For termination of employment in absence of legal cause we are obligated to pay the employee two-month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without paying economic compensation, such as when the employee has committed a crime, being proved unqualified for recruitment during the probation period, seriously violating the rules and regulations of the employer, or the employee’s actions or inactions have resulted in a material adverse effect to us.

Board of Directors Compensation

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive $12,000 per year plus compensation for their actual travel expenses for each board of directors meeting attended. We did not pay our non-employee directors’ compensation in 2023 because the directors’ compensation will become effective upon the listing of our ordinary shares on a stock exchange.

C. Board Practices

Our Board of Directors currently consists of five directors. We expect that all current directors will continue to serve after this offering. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Class A directors faced reelection at our 2021 annual general meeting of shareholders and shall face reelection every three years thereafter. Class B directors faced reelection at our 2022 annual general meeting of shareholders and shall face reelection every three years thereafter. Class C directors faced reelection at our 2023 annual general meeting of shareholders and shall face reelection every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional director of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our Company by making it difficult to replace members of the Board of Directors.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated. We do not have any service contacts with our directors that provide for benefits upon termination of employment.

Board Committees

As the Company is not currently listed on any stock exchange, the Company is not subject to any listing rules or listing standards. The Company’s board of directors currently provides functions and assumes the responsibilities provided from audit, compensation and nominating committees typically seen in a publicly-traded company. The Company has applied to list its ordinary shares on the Cboe BZX Exchange. To the extent the Cboe BZX Exchange agrees to list the Company’s ordinary shares, the Company will establish required board committees. For risks relating to the Company’s current corporate governance practice, see “Item 3. Key Information—D. Risk Factors”.

D.	Employees

We currently employ 219 people on a full time basis: 21 people in management positions; 33 in sales and marketing positions; 28 in research and development positions; 41 people in technical engineering positions; 26 in after-sale service positions and 70 in manufacturing and installation positions. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E.	Share ownership

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of the date of the filing of this annual report, and as adjusted to reflect the sale of the ordinary shares offered by us for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally define beneficial ownership to include any shares over which a person exercises sole or shared voting or investment power. Such determination is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer.

Applicable percentage ownership is based on 10,000,000 ordinary shares outstanding as of the date of this filing. Unless otherwise indicated, the address of each beneficial owner listed in the table below is Harden Technologies Inc., Xingda Street, Torch Development Zone, Zhongshan City, Guangdong Province, 528400, People’s Republic of China.

	Beneficial Ownership
Name of Beneficial Owner	Ordinary Shares	Percentage (1)
Directors and executive officers:
Jiawen Miao(2)	3,856,086	38.6%
Chunmei Lei	-	*
Fan Zhang(3)	1,265,221	12.7%
Yabin Su(4)	212,528	2.13%
Rongxing Zhang	-	*
Cheng Cao	-	*
Daming Xie	-	*
All directors and executive officers as a group (7 persons)	5,333,835	53.3%

Other 5% or greater beneficial owners:
8Sections International(5)	3,856,086	38.6%
Lukay International Ltd.(6)	1,265,221	12.7%
Broadsail International Ltd.(7)	764,511	7.6%
Redarmor Ltd.(8)	1,680,858	16.8%
Hinomoto Ltd.(9)	1,838,324	18.4%
Other 5% or greater beneficial owners as a group (5 persons)	9,405,000	94.1%

*	Less than 1%.

(1)	Calculated using a total of 10,000,000 ordinary shares outstanding.

(2)	Includes 3,856,086 ordinary shares held of record by 8Sections International Inc., a British Virgin Islands company. Mr. Miao is the sole shareholder of 8Sections International Inc.

(3)	Includes 1,265,221 ordinary shares held of record by Lukay International Ltd., a British Virgin Islands company. Mr. Zhang is the sole shareholder of Lukay International Ltd.

(4)	Shares included in shares beneficially owned by Redarmor Ltd.

(5)	The address of 8Sections International, Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands, VG 1110. Mr. Miao holds voting and dispositive power over the ordinary shares beneficially owned by 8Sections International, Inc.

(6)	The address of Lukay International Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands, VG 1110. Mr. Zhang holds voting and dispositive power over the ordinary shares beneficially owned by Lukay International Ltd.

(7)	The address of Broadsail International Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands, VG 1110. Weimin Lou, an investor not employed by our company, holds voting and dispositive power over the ordinary shares beneficially owned by Broadsail International Ltd.

(8)	The address of Redarmor Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands, VG 1110. Shaozhen He, a financial director of Harden Machinery, holds voting and dispositive power over the ordinary shares beneficially owned by Redarmor Ltd.

(9)	The address of Hinomoto Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands, VG 1110. Li Hua, an investor not employed by our company, holds voting and dispositive power over the ordinary shares beneficially owned by Hinomoto Ltd.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

See Item 6. Directors, Senior Management and Employees — Share Ownership. There has not been any significant change in the percentage ownership held by any major shareholder during the past three years. Our major shareholders do not possess different voting rights.

B.	Related party transactions

We record transactions with various related parties. These related party balances as of December 31, 2023 and 2022 and transactions for the years ended December 31, 2023, 2022 and 2021 are identified as follows:

Related parties with transactions and related party relationships

Name of Related Party	Relationship to our company
Zhongshan Dimaike Environmental Technology Co., Ltd. (“Dimaike”) *	An entity controlled by our company’s shareholders
Zhongshan Lvduosen Machinery Manufacturing Co., Ltd. (“Lvduosen”)*	An entity partially owned by our company’s shareholders
Zhongshan Xuanrui Cutting Tools Technology Co., Ltd. (“Xuanrui”)	An entity partially owned by our company’s shareholders
Shenzhen Zaijiede Solid-Waste Disposal Co., Ltd. (“Zaijiede”)	An entity controlled by our company’s shareholders.
Harden Industries Ltd.	An entity controlled by our company’s shareholders.

*	It was previously known as Zhongshan Demark Environmental Technology Co., Ltd. (“Demark”).

*	It was previously known as Zhongshan Daosen Machinery Co., Ltd. (“Daosen”).

Accounts receivable from a related party

	December 31, 2023	December 31, 2022
Zaijiede	$172,974	$475,781
Total	$172,974	$475,781

Sales to related parties

	For the years ended December 31,
	2023	2022	2021
Zaijiede	$89,478	$114,154	$1,130,094
Total	$89,478	$114,154	$1,130,094

For the years ended December 31, 2023, 2022 and 2021, we sold certain wood and green cutting shredders and related parts to Zaijiede. During the year ended December 31, 2023, we provided a rebate to the customer of $135,635 for the prior year sales based on negotiation reached in 2023. The related sales represented approximately 0.4%, 0.4% and 4% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

Advance to related party suppliers

Advance to a related party supplier consisted of the following:

	December 31, 2023	December 31, 2022
Lvduosen	$403,730	$368,711
Xuanrui	299,015	269,971
Dimaike	110,902	165,109
Total	$813,647	$803,791

Purchases from related parties

For the years ended December 31, 2023, 2022 and 2021, we purchased raw materials from Lvduosen, Xuanrui and Dimaike.

	For the years ended December 31,
	2023	2022	2021
Purchases from related parties
Lvduosen(1)	$928,844	$1,085,233	$1,265,837
Xuanrui(2)	815,785	1,073,656	704,700
Dimaike (3)	773,046	1,227,335	1,208,555
Total	$2,517,675	$3,386,224	$3,179,092

(1)	For the years ended December 31, 2023, 2022 and 2021, we purchased conveyors in the amount of $928,844, $1,085,233 and $1,265,837 from Lvduosen, respectively. The purchase from Lvduosen accounted for approximately 7%, 6% and 7% of our total purchases for the years ended December 31, 2023, 2022 and 2021, respectively.

(2)	For the years ended December 31, 2023, 2022 and 2021, we purchased production parts in the amount of $815,785, $1,073,656 and $704,700 from Xuanrui, respectively. The purchase from Xuanrui accounted for approximately 6%, 6% and 4% of our total purchases for the years ended December 31, 2023, 2022 and 2021, respectively.

(3)	For the years ended December 31, 2023, 2022 and 2021, we purchased hydraulic pumps and related parts in the amount of $773,046, $1,227,335 and $1,208,555, respectively, from Dimaike to manufacture hydraulic-drive shredders. The purchase from Dimaike accounted for approximately 5%, 6% and 7% of our total purchases for the years ended December 31, 2023, 2022 and 2021, respectively.

Due to related parties

	December 31, 2023	December 31, 2022
Due to related parties
Jiawen Miao	$2,572,909	$2,567,950
Harden Industries Ltd.	80,780	64,780
Fan Zhang (a shareholder)	46,464	47,850
Total	$2,700,153	$2,680,580

In May 2021, Harwell Technologies Ltd. (100% owned subsidiary of our company) signed a loan agreement with Jiawen Miao to obtain an aggregate of $2,334,500 loan (or RMB 16.1 million) to acquire all the equity interests of Harden Machinery from its existing shareholders. The loan was subsequently extended to December 31, 2023. Unpaid loan and interest amounted to $2,572,909 and $2,567,950 as of December 31, 2023 and 2022, respectively. Interest expenses for the years ended December 31, 2023, 2022 and 2021 amounted to $79,566, $239,246 and $26,316, respectively, and interest rate per annum for the years ended December 31, 2023, 2022 and 2021 were 3.5%, 10% and 9.6%, respectively. Subsequently, in March 2024, we repaid $2,028,198 (or RMB 14.4 million) to Jiawen Miao. The remaining loan balance and interest is expected to be repaid in December 2025.

As of December 31, 2023 and 2022, we owed to Harden Industries Ltd. $80,780 and $64,780, respectively, which were interest-free working capital loans due on demand. As of December 31, 2023 and 2022, had due to Fan Zhang $46,464 and $47,850, respectively, which were interest-free working capital loans due on demand.

C.	Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

Financial Statements

See Item 18, which contains our audited financial statements.

Dividends and Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant.

Under British Virgin Islands law, the directors of our company may, by resolution of directors, authorize a dividend by our company to the members at such time and of such an amount, as the directors think fit if they are satisfied, or reasonable grounds, that the company will, immediately after the payment of the dividend, satisfy the solvency test. A BVI company satisfies the solvency test if (a) the value of the company’s assets exceeds its liabilities, and (b) the company is able to pay its debts as they fall due.

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from Harden Machinery. Current Chinese regulations permit our operating subsidiaries to pay dividends to Harden International only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Upon contribution to the statutory reserve using their after-tax profits, our operating subsidiaries may further set aside a portion of their after-tax profits, although the amount to be set aside, if any, is determined at the discretion of its board of directors or the general meeting. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiaries in China are required to set aside statutory reserves.

In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by Harden International are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the Chinese central government and governments of other countries or regions where the non-Chinese-resident enterprises are incorporated.

Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations in China may be used to pay dividends to our company.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant change since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and listing details

We have yet to complete our initial public offering. As such, our ordinary shares are not currently listed on an exchange, and, as such, our shareholders may find it difficult to sell their shares.

B.	Plan of distribution

Not applicable.

C.	Markets

We have applied to list our ordinary shares on the Cboe BZX Exchange under the symbol “HAHA.” There is no assurance that such application will be approved.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

We were incorporated as a BVI business company under the Business Companies Act, (as revised) in the British Virgin Islands on April 8, 2021 under the name “Harden Technologies Inc.,” company no. 2059501. As of the date of this annual report, we are authorized to issue a maximum of 100,000,000 ordinary shares, $0.001 par value per share.

The following are summaries of the material provisions of our Memorandum and Articles of Association.

Ordinary shares

General

All of our issued ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their ordinary shares.

Listing

We have applied to list our ordinary shares on the Cboe BZX Exchange under the symbol “HAHA.” We cannot guarantee that we will be successful in listing the ordinary shares.

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary shares is Vstock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598.

Distributions

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each ordinary share which such shareholder holds. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our Memorandum and Articles of Association to allow cumulative voting for elections of directors.

Directors

Our directors are not required to hold a share as a qualification for office. With regard to conflicts of interest, our directors are entitled to vote a matter relating to an interested transaction.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, place and, in the case of a meeting of shareholders, the purpose or purposes thereof, at least seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the issued ordinary shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the ordinary shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If there shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles of Association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the company and are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. As such, if those who control the company have disregarded the requirements of the BVI Act or the provisions of the company’s memorandum and articles of association, or oppose to do so, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote or breach of a duty owed to the shareholder by the company; and (iv) acts where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new ordinary shares under either British Virgin Islands law or our Memorandum and Articles of Association.

Transfer of ordinary shares

Subject to the restrictions in our Memorandum and Articles of Association, certain contractual lock-up agreements and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our directors may not resolve or refuse or delay the transfer of an ordinary share unless the person transferring the shares has failed to pay any amount due in respect of any of those shares.

Liquidation

As permitted by British Virgin Islands law and our Memorandum and Articles of Association, our company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Act, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders.

Calls on ordinary shares and forfeiture of ordinary shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, the board of directors shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture.

Redemption of ordinary shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Act, be amended only pursuant to a resolution passed at a meeting by the holders of a majority of the issued shares in that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by a resolution of shareholders or resolution of our board of directors:

●	amend our Memorandum and Articles of Association to increase or decrease the maximum number of shares we are authorized to issue;

●	subject to our Memorandum and Articles of Association, sub-divide our authorized and issued shares into a larger number of shares than our existing number of shares; and

●	subject to our Memorandum and Articles of Association, consolidate our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

Our Memorandum and Articles of Association do not entitle us to sell the shares of a shareholder who is untraceable.

Inspection of books and records

Under British Virgin Islands Law, holders of our ordinary shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association (our charter), (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members (shareholders), and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association (our charter) on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional ordinary shares

Our Memorandum and Articles of Association (our charter) authorizes our board of directors to issue additional ordinary shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

In order to comply with legislation and regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person. We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the BVI knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to his or her attention in the course of his or her business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the BVI, pursuant to the Proceeds of Criminal Conduct Act (as revised). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Anti-Money Laundering Laws

In order to comply with legislation and regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person. We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the BVI knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to his or her attention in the course of his or her business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the BVI, pursuant to the Proceeds of Criminal Conduct Act (as revised). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting BVI business companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the British Virgin Islands applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which governs companies incorporated in the state of Delaware.

Mergers and similar arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Part IX of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the Memorandum or Articles of Association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his shares pursuant to an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days immediately following the date of the shareholders’ approval. These shareholders then have twenty days from the dates of such notice to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the twenty days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have thirty days to agree upon the price. If the company and a shareholder fail to agree on the price within the thirty days, then the company and the shareholder shall, within twenty days immediately following the expiration of the thirty-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation. Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the shareholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by shareholders, so long as any amendment made after such approval does not adversely affect the rights of the shareholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a shareholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below.

●	Prejudiced members: A shareholder who considers that the affairs of a company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our Memorandum and Articles of Association be set aside. There is no similar provision under Delaware law.

●	Derivative actions: Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it. We would normally expect British Virgin Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative action in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders. Under Delaware law, a shareholder is eligible to bring a derivative action if the holder held stock at the time of the challenged wrongdoing and continues from that time to hold stock throughout the course of the litigation.

This is the “continuous ownership” rule, which is a requirement for a shareholder to bring and maintain a derivative action. The law also requires the shareholder first to demand the board of directors of the corporation to assert the claims or the shareholder must state in the derivative action particular reasons why making such a demand would be futile.

●	Just and equitable winding up: In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down. Under Delaware law the court can use its equitable power of dissolution and appoint a receiver when fraud and gross mismanagement by corporate officers cause real imminent danger of great loss, and cannot be otherwise prevented.

Indemnification of directors and executive officers and limitation of liability

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our Memorandum and Articles of Association, we may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including provisions that provide for a staggered board of directors and prevent shareholders from taking an action by written consent in lieu of a meeting. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our Company.

Directors’ fiduciary duties

Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner that contravenes the BVI Act or our Memorandum and Articles of Association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by written consent

British Virgin Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our Memorandum and Articles of Association does permit shareholders to act by written consent. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

British Virgin Islands law and our Memorandum and Articles of Association allow our shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world. Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting

The British Virgin Islands law does not expressly permit cumulative voting for directors, our Memorandum and Articles of Association do not provide for cumulative voting as well. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under our Memorandum and Articles of Association, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director of for purposes including the removal of the director or by written resolution passed by at least 75 percent of the vote of the shareholders entitled to vote or by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute and our Memorandum and Articles of Association do not expressly provide for the same protection afforded by Delaware business combinations statute.

Dissolution; Winding Up

Under the BVI Act and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under BVI law and our Memorandum and Articles of Association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than a majority of the issued shares in that class.

Amendment of governing documents

As permitted by BVI law, our Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered by the Registrar of Corporate Affairs in the British Virgin Islands. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

C.	Material contracts

See Item 7. Major Shareholders and Related Party Transactions. Except as otherwise disclosed in this annual report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.	Exchange controls

The BVI currently has no exchange control restrictions.

E.	Taxation

The following sets forth the material BVI, Chinese and U.S. federal income tax matters related to an investment in our ordinary shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

People’s Republic of China Taxation

China Enterprise Income Tax and Withholding Tax

According to the EIT Law, which was promulgated on March 16, 2007, became effective on January 1, 2008 and last amended on December 29, 2018, an enterprise established outside of China with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The Regulation on the Implementation of Enterprise Income Tax Law of China (the “EIT Rules”), which was promulgated on December 6, 2007, became effective on January 1, 2008 and last amended on April 23, 2019, defines the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise.

Uncertainties exist with respect to how the EIT Law applies to the tax residence status of Harden and our offshore subsidiaries. On April 22, 2009, the State Administration of Taxation (“SAT”) issued Circular 82 which provides that a foreign enterprise controlled by a Chinese company or a Chinese company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if all of the following criteria are satisfied:

●	the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in China;

●	its financial and human resources decisions are made by or are subject to approval by persons or bodies in China;

●	its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and

●	1/2 or more than half of the enterprise’s directors or senior management with voting rights frequently reside in China.

We do not believe that we meet the conditions outlined in the preceding paragraph since we do not have a PRC enterprise or enterprise group as its primary controlling shareholder. Further, we are a holding company incorporated outside China and our key assets are its ownership interests in its subsidiaries, and our records (including the resolutions of our board of directors and the resolutions of our shareholders) are maintained outside China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. There can be no assurance that the PRC government will ultimately take a view that is consistent with our position.

If we are deemed a China resident enterprise, we may be subject to the EIT at the rate of 25% on our global income, unless it qualifies for certain exceptions. If we are considered a resident enterprise and earn income other than dividends from our Chinese subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow, for example, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ordinary shares. In addition, non-resident enterprise shareholders (including the ordinary shares holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ordinary shares holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Harden would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Harden is treated as a PRC resident enterprise.

Provided that our company is not deemed to be a PRC resident enterprise, holders of the ordinary shares who are not PRC residents will not be subject to EIT on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares. However, according to the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfer of Properties by Non- resident Enterprises, or SAT Public Notice 7, which was promulgated and became effective on February 3, 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares of the same listed foreign enterprise in the public securities market) without a reasonable commercial purpose, PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%.

Under the terms of SAT Public Notice 7, a transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes if:

●	75% or more of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties;

●	at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are direct or indirect investments within PRC territories, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territories;

●	the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or

●	the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprises Income Tax at Source, or SAT Bulletin 37, which took effect on December 1, 2017. SAT Bulletin 37 purports to provide further clarifications by setting forth the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of the withholding amount and the date on which the withholding obligation arises. Specifically, SAT Bulletin 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

There is uncertainty as to the application of SAT Public Notice 7 and SAT Bulletin 37. SAT Public Notice 7 and SAT Bulletin 37 may be determined by the PRC tax authorities to be applicable to transfers of our shares that involve non-resident investors, if any of such transactions were determined by the tax authorities to lack a reasonable commercial purpose.

As a result, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Public Notice 7 and SAT Bulletin 37, and we may be required to comply with SAT Public Notice 7 and SAT Bulletin 37 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law. This process may be costly and have a material adverse effect on our financial condition and results of operations.

In addition, under the EIT law and EIT Rules, the key high-tech enterprises supported by the State shall be levied at the reduced EIT rate of 15%. Harden Machinery, our company’s main operating subsidiary in PRC, was approved as a High- and New-Technology Enterprise (HNTE) and is entitled to a reduced income tax rate of 15% beginning October 2015. We further renewed the “high-tech enterprise” tax status in November 2018 and December 2021. The new certificate is valid for three years and expires in December 2024. We are a holding company incorporated in the British Virgin Islands, and we gain substantial income by way of dividends from our Chinese subsidiaries. The EIT Law and EIT Rules provide that China-sourced income of foreign enterprises, such as dividends paid by a Chinese subsidiary to its equity holders that are non-resident enterprises, will normally be subject to Chinese withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has tax treaty with China that provides for a different withholding arrangement.

China VAT

Pursuant to the Provisional Regulations on Value Added Tax (“VAT”) of China effective as of November 19, 2017, the Detailed Rules for the Implementation of the Provisional Regulation of China on VAT last amended on October 28, 2011 and effective as of November 1, 2011, the Notice of Adjustment on VAT Rate and the Notice of Unite the Standard on Small-scale VAT Taxpayer all of which were issued by Ministry of Finance and State Administration of Taxation on April 4, 2018, and effective from May 1, 2018, and the Announcement on Policies for Deepening the VAT Reform effective as of April 1, 2019, all entities or individuals in China engaging in the sale of goods, the provision of processing services, repairs and replacement services, sale of services, intangible assets or real property, and the importation of goods are required to pay VAT. The amount of VAT payable is calculated as “output VAT” minus “input VAT”, where a general VAT taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9% respectively; the VAT rate for small-scale taxpayers is 3%; and the VAT rate for the sale of services and intangible assets is 6%, other VAT rates could be applicable if they are qualified for certain exceptions.

Pursuant to the Announcement on Clarifying the Value-added Tax Relief and Other Policies for Small-Scale Value-added Tax Taxpayers, which was promulgated by the MOF and the SAT on January 9, 2023 and effective as from January 1, 2023, and the Announcement on the Value-added Tax Deduction and Exemption Policy for Small-Scale Value-added Tax Payers, which was promulgated by the MOF and SAT on August 1, 2023. According to the abovementioned rules, from January 1, 2023 to December 31, 2027, small-scale value-added tax taxpayers whose monthly sales amount is less than CNY100,000 (including CNY100,000) are exempted from value-added tax, and the taxable sales revenue of small-scale value-added tax taxpayers to which a levy rate of 3% is applicable shall be subject to value-added tax at a reduced levy rate of 1%; for pre-payment value-added tax items to which a pre-levy rate of 3% is applicable, the pre-levy rate of 1% shall be applied.

The rate of VAT for our operating subsidiaries during the year ended December 31, 2023 is as follows:

Company Name	VAT Rate	Scope of Application
Harwell Technologies Ltd.	3%	Technical Sales
Harden Machinery Ltd.	13%	Equipment Sales
Dr. Shredder Technologies Ltd.	13%	Equipment Sales

British Virgin Islands Taxation

We and all distributions, interest and other amounts paid by us in respect of the shares of our company to persons who are not residents in the British Virgin Islands are exempt from all provisions of the Income Tax Ordinance in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not residents in the British Virgin Islands with respect to any shares, debt obligations or other securities of the Company.

All instruments relating to transactions in respect of the shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from payment of stamp duty in the British Virgin Islands provided that they do not relate to real estate in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to our company or its shareholders.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	a dealer in securities or currencies;

●	a person whose “functional currency” is not the United States dollar;

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our ordinary shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or in the event we are deemed to be a Chinese “resident enterprise” under the China tax law, we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Cboe BZX Exchange. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will generally be capital gain or loss. Capital gains are generally subject to United States federal income tax at the same rate as ordinary income, except that non-corporate U.S. Holders who have held ordinary shares for more than one year may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our income and assets, we do not expect to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ending December 31, 2024. Our actual PFIC status for the current taxable year ending December 31, 2024 will not be determinable until after the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our contemplated initial public offering. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ordinary shares.

If we are a PFIC for any taxable year during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ordinary shares, you will include in ordinary income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted tax basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted tax basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your tax basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Cboe BZX Exchange. If the ordinary shares are regularly traded on the Cboe BZX Exchange and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any year in which we are a PFIC, you will generally be required to file U.S. Internal Revenue Service Form 8621 to report your ownership of our ordinary shares as well as distributions received on the ordinary shares, any gain realized on the disposition of the ordinary shares, any PFIC elections you would like to make in regard to the ordinary shares, and any information required to be reported pursuant to such an election.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold shares. U.S. Holders are urged to consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on the applicable IRS Form W-8BEN.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I.	Subsidiary information

Not applicable.

J.	Annual report to security holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair the Company’s operating results. Although the Company does not believe that inflation has had a material impact on its financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on the Company’s ability to maintain current levels of operating expense as a percentage of sales revenue if the revenues do not increase.

Credit Risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. As of December 31, 2023, and 2022, the aggregate amount of cash of $4,682,392 and $2,293,563, respectively, was held at major financial institutions in PRC, where there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions in the PRC. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for credit losses based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

Interest Rate Risk

Our future interest expenses may exceed expectations due to changes in market interest rates. Increased interest rates may have a material impact on our results of operations and financial condition. Historically, we incurred total interest expense amounted to approximately $0.2 million, $0.3 million and $0.04 million for the years ended December 31, 2023, 2022 and 2021. Increased interest rates will have a direct impact on us by increasing our interest expenses and in turn decreasing our cash. As of December 31, 2023, we had approximately total $1.4 million of long-term bank loans (including approximately $0.2 million maturing within 12 months from December 31, 2023) and $0.4 million of short-term bank loans. For illustrative purposes, if the interest rate charged on such bank borrowings were to increase by 1%, our interest expenses would increase by approximately $0.02 million on an annual basis. In addition, as increased interest rates would make it more costly for us to fund our operations by borrowing, we would need to take additional measures to maintain a healthy cash flow, such as by tightening our control over accounts payable and accounts receivable. We may do so by, for example, further negotiating credit terms with customers and suppliers. As a result, our accounts receivable may decrease and our accounts payable may increase to offset the impact of higher borrowing costs.

Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American depository receipts

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDED ARREARAGES AND DELINQUENCIES

Defaults

No matters to report.

Arrears and Delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure controls and procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2023, due to the material weaknesses mentioned in “Item 3. Key Information—D. Risk Factors”, to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s annual report on internal control over financial reporting

This annual report does not include a report of management’s assessment regarding control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.	Attestation report of the registered public accounting firm

This annual report does not include a report of management’s assessment regarding control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Following the identification of the material weaknesses and control deficiencies, we have taken and planned to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) establish internal audit function by engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley Act compliance requirements and improvement of overall internal control; and (iv) strengthening corporate governance. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting.

D.	Changes in internal control over financial reporting

Other than the material weaknesses mentioned in “Item 3. Key Information—D. Risk Factors,” there have been no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected or reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not currently have an audit committee. Nonetheless, our Board of Directors has determined that Mr. Xie possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC and the Cboe BZX Exchange. In addition, our Board of Directors has determined that Mr. Xie is independent under the definition of independence provided by Cboe BZX Exchange rules.

ITEM 16B. CODE OF ETHICS

Our Board of Directors adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors. Our Code of Ethics was included as Exhibit 99.1 to our registration statement on Form F-1 (File no. 333-269755), filed with the SEC on February 14, 2023. Since its effective date, we have not waived compliance with or amended the Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	For Years Ended December 31,
	2023	2022	2021
Audit Fees*	$250,000	$245,000	$277,500

*	“Audit Fees” This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective September 1, 2022, Friedman LLP, our then independent registered public accounting firm, combined with Marcum LLP. On November 24, 2022, our Board of Directors approved the dismissal of Friedman LLP and the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) to serve as our independent registered public accounting firm. The services previously provided by Friedman LLP are now provided by Marcum Asia.

Friedman LLP’s reports on our consolidated financial statements for the years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during our two most recent fiscal years and through November 24, 2022, there have been no disagreements with Friedman LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Friedman LLP’s satisfaction, would have caused Friedman LLP to make reference to the subject matter of the disagreement in connection with its reports on our consolidated financial statements for such periods.

For our two most recent fiscal years and the subsequent interim period through November 24, 2022, there were no reportable events other than the material weaknesses reported by management in the Risk Factors section of this annual report.

During our two most recent fiscal years and through November 24, 2022, neither our company nor anyone acting on our behalf consulted Marcum Asia with respect to any of the matters or reportable events.

We provided Friedman LLP with a copy of the above disclosure and requested that Friedman LLP furnish us with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of Friedman LLP’s letter is filed as Exhibit 16.1 to this annual report.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have an Insider Trading Policy pursuant to SEC Rule 10b-5. See Exhibit 11.2 to this annual report on Form 20-F.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data. Therefore, we have developed and maintain a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of our company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, respond to, and recover from cybersecurity breaches. We also provide regular training programs to our employees to enhance their awareness about cybersecurity risks and better understand their roles and responsibilities in safeguarding company assets and data.

Overall. we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our company.

Governance

Our cybersecurity program is co-managed by our IT Supervisor, Wenbiao Tang, and our IT team that is responsible for implementing company-wide cybersecurity policies, protocols, and procedures. Our board of directors is responsible for overseeing our cybersecurity program.

PART III

ITEM 17. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report, see pages F-1 to F-31 to this annual report.

ITEM 18. FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of this item.

ITEM 19. EXHIBITS

The following exhibits are filed herewith or incorporated by reference in this annual report:

Exhibit
1.1	Amended and Restated Memorandum of Association (2)
1.2	Amended and Restated Articles of Association (2)
2.1	Specimen Ordinary Share Certificate (2)
2.2	Description of Registrant’s Securities (1)
4.1	Employment Agreement of Jiawen Miao (2)
4.2	Confidentiality Agreement of Jiawen Miao (2)
4.3	Employment Agreement of Chunmei Lei (2)
4.4	Confidentiality Agreement of Chunmei Lei (2)
4.5	Employment Agreement of Fan Zhang (2)
4.6	Confidentiality Agreement of Fan Zhang (2)
4.7	Employment Agreement of Yabin Su (2)
4.8	Confidentiality Agreement of Yabin Su (2)
4.9	Lease Agreement, dated June 28, 2021 (2)
4.10	Lease Agreement, dated August 28, 2021 (2)
4.11	Plant Lease Contract, dated November 1, 2021 (2)
4.12	Property Lease Contract, dated March 24, 2022 (2)
8.1	List of Subsidiaries (2)
11.1	Code of Business Conduct and Ethics (2)
11.2	Insider Trading Policy (1)
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer (1)
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer (1)
13.1	Certification pursuant to 18 U.S.C section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer (1)
13.2	Certification pursuant to 18 U.S.C section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer (1)
16.1	Letter from Friedman LLP to the U.S. Securities and Exchange Commission (3)
97.1	Harden Technologies, Inc. Compensation Recoupment Policy (1)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Filed herewith.

(2)	Incorporated herein by reference to our registration statement on Form F-1 (File No. 333-269755), filed with the SEC on February 14, 2023.

(3)	Incorporated herein by reference to our registration statement on Form F-1/A (File No. 333-269755), filed with the SEC on July 13, 2023.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

May 15, 2024

Harden Technologies, Inc.

By:	/s/ Jiawen Miao
	Name:	Jiawen Miao
	Title:	Chief Executive Officer

By:	/s/ Chunmei Lei
	Name:	Chunmei Lei
	Title:	Chief Financial Officer

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID 5395)

To the Shareholders and Board of Directors of Harden Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Harden Technologies Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2019 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022)

New York, NY

May 15, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Harden Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Harden Technologies Inc. (the “Company”) as of December 31, 2021, and the related consolidated statement of income and comprehensive income, changes in shareholders’ equity, and cash flow for the year ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2019 through 2022.

New York, New York
August 4, 2022

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLITDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS
Current Assets:
Cash	$3,993,086	$2,205,236
Restricted cash	457,023	88,327
Short-term investment	-	2,105,246
Notes receivable	653,875	214,890
Accounts receivable, net	5,774,817	7,075,065
Accounts receivable – a related party	172,974	475,781
Inventories	9,700,738	7,602,238
Advance to suppliers, net	180,923	131,287
Advance to suppliers – related parties	813,647	803,791
Prepayments and other current assets	2,041,800	826,715
Total Current Assets	23,788,883	21,528,576

Property and equipment, net	1,053,060	1,228,703
Intangible assets, net	103,445	45,397
Deferred tax assets	1,006,205	955,004
Right-of-use assets	337,096	657,207
Long-term restricted cash	232,283	-
Prepayments and other non-current assets	84,241	86,754
Total Assets	$26,605,213	$24,501,641

LIABILITIES AND EQUITY
Current Liabilities:
Current maturity of long-term bank loans	$239,360	$551,000
Short-term bank loan	422,400	435,000
Accounts payable	3,779,247	3,999,312
Notes payable	734,131	-
Advance from customers	5,325,566	2,879,042
Accrued expenses and other liabilities	1,321,479	1,554,779
Taxes payable	22,539	479,933
Due to related parties	2,700,153	2,680,580
Operating lease liability, current	274,209	284,479
Total Current Liabilities	14,819,084	12,864,125

Long-term bank loans	1,182,720	1,029,500
Operating lease liability, non-current	70,863	381,054
Total Liabilities	16,072,667	14,274,679

COMMITMENTS AND CONTINGENCIES

Total Equity:
Ordinary shares, $0.001 par value, 100,000,000 shares authorized, 10,000,000 shares issued and outstanding at December 31, 2023 and 2022, respectively*	10,000	10,000
Additional paid-in capital	167,705	167,705
Statutory reserves	1,360,464	1,360,464
Retained earnings	9,662,121	9,052,271
Accumulated comprehensive loss	(595,638)	(294,476)
Total Shareholders’ Equity	10,604,652	10,295,964
Non-controlling interest	(72,106)	(69,002)
Total Equity	10,532,546	10,226,962
Total Liabilities and Equity	$26,605,213	$24,501,641

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLITDATED STATEMENT OF INCOME AND COMPREHESIVE INCOME

	For the Years Ended December 31,
	2023	2022	2021
Revenue
Product sales	$20,087,944	$29,368,313	$30,369,041
Warranty service	1,053,733	1,247,727	1,237,026
Total revenue	21,141,677	30,616,040	31,606,067

Cost of revenues
Cost of product sales	14,386,198	21,412,390	21,521,653
Cost of warranty service	441,635	426,619	440,964
Total cost of revenues	14,827,833	21,839,009	21,962,617
Gross Profit	6,313,844	8,777,031	9,643,450

Operating expenses:
Selling	3,727,839	4,247,353	3,704,183
General and administrative	1,308,430	1,349,911	2,057,553
Research and development	1,581,779	2,091,600	1,591,754
Provision for credit losses	44,465	583,877	828,761
Total operating expenses	6,662,513	8,272,741	8,182,251

Income (loss) from operations	(348,669)	504,290	1,461,199

Other income (expense):
Interest income	26,864	10,847	14,498
Interest expense	(160,629)	(306,141)	(45,650)
Other income, net	1,008,079	635,219	344,003
Total other income, net	874,314	339,925	312,851

Income before income taxes	525,645	844,215	1,774,050

Provision (benefit) for income taxes	(79,088)	(146,200)	40,879

Net income	604,733	990,415	1,733,171
Less: Net loss attributable to non-controlling interests	(5,117)	(39,075)	(33,474)
Net income attributable to the Company	609,850	1,029,490	1,766,645

Other comprehensive income (loss)
Foreign currency translation adjustments	(299,149)	(787,376)	198,574
Comprehensive income	305,584	203,039	1,931,745
Less: Comprehensive loss attributable to non-controlling interests	(3,104)	(35,594)	(33,874)
Comprehensive income attributable to the Company	$308,688	$238,633	$1,965,619

Earnings Per share – Basic and diluted	$0.06	$0.10	$0.18
Weighted Average Shares Outstanding – Basic and diluted*	10,000,000	10,000,000	9,986,575

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization

The accompanying notes are an integral part of these consolidated financial statements.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2023, 2022 and 2021

	Common Stock		Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive	Non- controlling
	Shares*	Amount	Capital	Reserves	Earnings	Income (Loss)	interest	Total
Balance at December 31, 2020	9,950,000	$9,950	$2,558,888	$945,755	6,670,845	$297,407	$466	$10,483,311
Repurchase of subsidiary shares	-	-	(2,452,255)	-	-	-	-	(2,452,255)
Issuance of shares for a private placement	50,000	50	61,072	-	-	-	-	61,122
Net income (loss) for the year	-	-	-	-	1,766,645	-	(33,474)	1,733,171
Statutory reserves	-	-	-	319,709	(319,709)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	198,974	(400)	198,574
Balance as of December 31, 2021	10,000,000	$10,000	$167,705	$1,265,464	$8,117,781	$496,381	$(33,408)	$10,023,923
Net income (loss) for the year	-	-	-	-	1,029,490	-	(39,075)	990,415
Statutory reserves	-	-	-	95,000	(95,000)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	(790,857)	3,481	(787,376)
Balance as of December 31, 2022	10,000,000	$10,000	$167,705	$1,360,464	$9,052,271	$(294,476)	$(69,002)	$10,226,962
Net income (loss) for the year	-	-	-	-	609,850	-	(5,117)	604,733
Foreign currency translation adjustments	-	-	-	-	-	(301,162)	2,013	(299,149)
Balance as of December 31, 2023	10,000,000	$10,000	$167,705	$1,360,464	$9,662,121	$(595,638)	$(72,106)	$10,532,546

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization

The accompanying notes are an integral part of these consolidated financial statements.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net income	$604,733	$990,415	$1,733,171
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	292,054	292,464	277,927
Loss on disposition of property and equipment	1,473	1,104	5,762
Provision for credit losses, net	44,465	583,877	828,761
Accrued interests on loan from a related party	79,566	-	-
Deferred tax benefit	(79,088)	(146,200)	(309,763)
Amortization of operating lease right-of-use assets	301,930	256,137	-
Changes in operating assets and liabilities:
Notes receivable	(446,474)	265,037	(397,662)
Accounts receivable	885,122	(1,739,014)	(1,651,406)
Accounts receivable – a related party	289,847	359,984	(884,081)
Inventories	(2,325,291)	316,187	1,065,684
Advance to suppliers	115,786	188,743	458,727
Advance to supplier – related parties	(33,232)	(789,591)	(35,627)
Prepayments and other assets	(972,468)	(264,076)	169,132
Accounts payable	(104,518)	742,298	112,149
Accounts payable – related parties	-	(400,875)	(66,449)
Notes payable	736,217	-	-
Advance from customers	2,537,104	(843,256)	(1,173,533)
Accrued expenses and other liabilities	(188,803)	183,957	458,508
Taxes payable	(444,752)	210,286	228,647
Operating leases liabilities	(302,039)	(279,282)	-
Net cash provided by (used in) operating activities	991,632	(71,805)	819,947

Cash flows from investing activities:
Payments for purchase of property and equipment	(119,604)	(302,668)	(247,722)
Payments for purchase of intangible assets	(92,741)	-	(3,348)
Purchase of short-term investment	-	(2,157,514)	-
Redemption of short-term investment	2,050,074	-	-
Net cash provided by (used in) investing activities	1,837,729	(2,460,182)	(251,070)

Cash flows from financing activities:
Proceeds from short-term bank loan	423,600	445,800	-
Repayment of short-term bank loan	(423,600)	-	-
Proceeds from long-term bank loans	423,600	1,337,400	-
Repayment of long-term bank loans	(536,560)	(118,880)	(46,500)
Loan proceeds from related parties	2,259	244,447	2,538,900
Repurchase of subsidiary shares	-	-	(2,452,255)
Proceeds from private placement	-	-	61,122
Payment for deferred IPO cost	(269,911)	-	-
Net cash provided by (used in) financing activities	(380,612)	1,908,767	101,267

Effect of exchange rate changes on cash	(59,920)	(204,453)	67,259
Net increase (decrease) in cash	2,388,829	(827,673)	737,403
Cash and restricted cash, beginning of year	2,293,563	3,121,236	2,383,833
Cash and restricted cash, end of year	$4,682,392	$2,293,563	3,121,236

Reconciliation of cash and restricted cash, end of year
Cash	$3,993,086	$2,205,236	$2,870,798
Restricted cash	457,023	88,327	250,438
Long-term restricted cash	232,283	-	-
Total cash and restricted cash	$4,682,392	$2,293,563	$3,121,236

Supplemental disclosure information:
Cash paid for income tax	$268,462	$169,208	$226,842
Cash paid for interest	$81,063	$63,678	$19,334

Non-cash activities
ROU reduction due to lease modification	$33,049	$-	$-
Right-of-assets obtained in exchange for operating lease obligations	$-	$929,661	$-

The accompanying notes are an integral part of these consolidated financial statements.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Harden Technologies Inc. (“Harden” or the “Company”), is a company that was established under the laws of the British Virgin Islands on April 8, 2021 as a holding company. The Company, through its subsidiaries, specializes in the manufacture of customized industrial recycling equipment. Mr. Jiawen Miao (“Mr. Miao”), the Chairman of the Board of Directors and Chief Executive Officer (“CEO”), is the ultimate controlling shareholder (“the controlling shareholder”) of the Company.

As of December 31, 2023, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Harden International Limited (“Harden HK”)	April 20,2021	Hong Kong, PRC	100%	Investment Holding
Harwell Technologies Ltd. (“WOFE”)	May 13,2021	Guangdong Province, PRC	100%	Technical service
Harden Machinery Ltd. (“Harden Machinery”)	May 10, 2010	Guangdong Province, PRC	100%	Manufacture of recycling equipment
Dr. Shredder Technologies Ltd. (“Dr. Shredder”)	September 29, 2017	Guangdong Province, PRC	55% owned subsidiary of Harden Machinery	Manufacture of recycling equipment

As described below, the Company, through a series of transactions which are accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent of its subsidiaries.

Reorganization

A reorganization of the legal structure was completed on June 3, 2021. The reorganization involved:

(i)	the formation of the Company’s wholly owned subsidiary-Harden HK and Harden HK’s wholly owned subsidiary — WOFE;

(ii)	the transfer of all the shareholders’ equity interest in Harden Machinery to the WOFE on May 27, 2021

Before and after the reorganization, the Company, together with its subsidiaries, is effectively controlled by the same shareholders, and therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation. All intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

Uses of estimates and assumptions

In preparing the condensed consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the condensed consolidated financial statements. Significant accounting estimates required to be made by management include standalone selling price of each distinct performance obligation in revenue recognition using the adjusted market assessment approach, allowance for inventories, allowance for credit losses and valuation allowance for deferred tax assets. The Company evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Cash

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the PRC.

Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Company’s restricted cash is substantially cash balance in designated bank accounts as security for performance of sales contract, product warranty and security for its notes payable. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the term of the security period. Upon maturities of the security period, the bank’s deposits are available for general use by the Company. Restricted cash with maturity period over one year was classified as non-current assets.

Short-term investment

The Company’s short-term investment mainly represents investments in financial products issued by commercial bank with a variable interest rate indexed to the performance of underlying assets within one year measured at fair value. The Company maintains short-term investment in creditable banks in the PRC. As of December 31, 2023 and 2022, the balance of short-term investment was $nil and $2,105,246, respectively.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Notes receivable

Notes receivable represents trade accounts receivable due from various customers where the customers’ banks have guaranteed the payments. The notes are non-interest bearing and normally paid within three to twelve months. The Company has the ability to submit request for payment to the customer’s bank earlier than the scheduled payment date, but will incur an interest charge and a processing fee.

Accounts Receivable

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors. Following the adoption of this guidance, a cumulative-effect adjustment in accumulated deficit of nil was recognized as of January 1, 2023. The adoption of ASC 326 did not have a material impact on the company’s financial statements.

As of December 31, 2023 and 2022, the allowance for credit losses represented approximately 10% and 12% of gross account receivable balances (including account receivable from a related party), respectively. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. Allowance for credit loss balances amounted to $688,880 and $1,028,126 as of December 31, 2023 and 2022, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over net realizable value of each item of inventories is recognized in the value of inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its realizable value adjustments and reduces the carrying value of those inventories that are obsoletes or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. Allowance for inventory provision balance as of December 31, 2023 and 2022 amounted to $395,161 and $558,783, respectively.

Advances to Suppliers

Advance to suppliers consists of balances paid to suppliers for services and materials that have not been provided or received. Advance to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for credit losses by evaluating all available information, and then records specific allowances for individual advances based on the specific facts and circumstances. The allowance for credit losses balances amounted to $19,928 and $607,195 as of December 31, 2023 and 2022, respectively.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Prepayments and other assets

Prepayment and other assets primarily consist of deferred IPO cost, loans to third-parties, refundable tax credits and receivables, security deposits made to customers and advances to employees, which are presented net of allowance for credit losses. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the balances to be impaired if the collectability of the balances becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for credit losses after management has determined that the likelihood of collection is not probable. The allowance for credit losses for prepayments and other assets both were approximately $nil as of December 31, 2023 and 2022.

Deferred IPO costs represent the incremental costs incurred for the Company’s initial public offering (“IPO”). These costs have been charged against the gross proceeds of the IPO subsequent to year end. Deferred IPO costs primary include specific legal and professional consulting costs. As of December 31, 2023 and 2022, the deferred IPO costs were $854,226 and $601,805, respectively.

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Machinery equipment	10 years
Electronic equipment	3 years
Transportation equipment	4 years
Other equipment	5 years
Leasehold improvement	Over the shorter of the lease term or estimated useful lives

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Intangible Assets

Intangible assets consist primarily of software. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method.

Category	Estimated useful life
Software	5 years

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Company adopted Topic 842 on January 1, 2022 using the modified retrospective transition approach. The Company has lease contracts for factory and office space under operating leases. The Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loans. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company.

For leases with lease term less than one year (short-term leases), the Company records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2023 and 2022.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1	—	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2	—	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3	—	inputs to the valuation methodology are unobservable.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, advances to suppliers, prepayments and other current assets, accounts payable, notes receivable, advance from customers, accrued expenses, short term bank loans, notes payable and taxes payable, approximates their recorded values due to their short-term maturities. The Company determined that the carrying value of the long-term bank loans approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

Notes payable

During the normal course of business, the Company regularly issues bank acceptance bills as a payment method to settle outstanding accounts payables with various suppliers. The Company records such bank acceptance bills as notes payable. Such notes payable is generally short term in nature due to their short maturity period of six to nine months.

Revenue recognition

The Company manufactures and distributes customized recycling equipment accessories and supplies. The Company has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 for the years ended December 31, 2023, 2022 and 2021.

The Company generates revenue primarily through the sale and delivery of promised goods or services to customers and recognizes revenue when control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods or services and is recorded net of value-added tax (“VAT”). Performance obligations typically include the delivery of promised products, such as customized recycling equipment, accessories and supplies, sometimes, along with service-type warranties. The Company’s contracts with customer are primarily on a fixed-price basis and generally do not contain cancellable provisions. Upon delivery of the customized equipment, accessories and supplies, customer acceptance is generally required.

The Company determines its performance obligations arise from (i) sales of customized recycling equipment, accessories and supplies (“product component”) and (ii) provides warranty service, if applicable, as these deliverables are distinct in that customers can benefit from each service on its own and the Company’s promises to deliver the product or services are separately identifiable from each other in the contract. The standalone selling price of each distinct performance obligation in revenue recognition was determined using the adjusted market assessment approach.

Revenue from sales of customized recycling, accessories and supplies equipment is recognized when the products are delivered and accepted by customers, which is the point when title has transferred and risk of ownership has passed. Return allowances is determined by an estimate of expected customer merchandise returns, which is calculated based on historical return patterns, and recorded as a refund liability included in accrued expenses and other liabilities.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenues from service-type warranty are recognized over warranty period ends and the consideration is collected. Revenues from service-type warranty amounted to $1,053,733, $1,247,727 and $$1,237,026 for the years ended December 31, 2023, 2022 and 2021, respectively.

For the years ended December 31, 2023, 2022 and 2021, the disaggregation of revenue by the type of customers is as follows:

	For the years ended December 31,
	2023	2022	2021
Industrial waste industry	$18,307,063	$21,680,006	$21,217,538
Municipal waste industry	2,474,619	4,378,853	9,007,617
Others*	359,995	4,557,181	1,380,912
Total	$21,141,677	$30,616,040	$31,606,067

*	Other customers included manufacturers, medical disposal companies, commercial trading companies, and environmental technology companies, etc.

For the years ended December 31, 2023, 2022 and 2021, the disaggregation of revenue by the type of products are as follows:

	For the years ended December 31,
	2023	2022	2021
Equipment sales	$16,947,434	$26,739,104	$26,725,849
Accessories and supplies sales	3,140,510	2,629,209	3,643,192
Warranty service	1,053,733	1,247,727	1,237,026
Total	$21,141,677	$30,616,040	$31,606,067

Contract liabilities are reflected as advance from customers on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the fulfilment of performance obligations. As of December 31, 2023 and 2022, the advances from customer amounted to $5,325,566 and $2,879,042, respectively, which were expected to be recognized as revenue within 12 months. During the years ended December 31, 2023 and 2022, the Company recognized $2,779,392 and $3,555,929 as revenue that was included in the balance of advance from customers at December 31, 2022 and 2021, respectively.

Shipping and handling costs

Shipping and handling costs, which include costs related to the selection of products and their delivery to customers, are presented in cost of product sales and selling expenses. Shipping and handling costs were $415,847, $453,031 and $425,121 for the years ended December 31, 2023, 2022 and 2021, respectively.

Government Subsidies

The Company’s PRC subsidiaries received government subsidies according to related policy from local government. The Company receives government subsidies that the Chinese government has not specified its purpose for and are not tied to future trends or performance of the Company; receipt of such subsidy income is not contingent upon any further actions or performance of the Company and the amounts do not have to be refunded under any circumstances. The unspecific purpose subsidies are recognized as other income upon receipt as further performance by the Company is not required. For the years ended December 31, 2023, 2022 and 2021, the government subsidies amounted to $217,695, $286,888 and $57,613, respectively. In addition, the Company enjoyed VAT deduction and surtaxes refund amounted to $709,962, $326,798 and $173,808 for the years ended December 31, 2023, 2022 and 2021, respectively. The tax refunds were granted by the local government as a general incentive to stimulate the local economy and technology innovation and were not contingent upon any further action or performance of the Company and the amounts do not have to be refunded under any circumstances. Given that there are no defined rules and regulations to govern the timing and the amount of such tax refund and the grant of such tax refund is determined solely at the discretion of the relevant government authorities, the Company only recognized the tax refund as other income when the Company received the approvals and payments of the tax refund from the relevant government authorities.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Research and development expenses

Research and development expenses include costs directly associated with the Company’s research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred. For the years ended December 31, 2023, 2022 and 2021, research and development expenses were $1,581,779, $2,091,600 and $1,591,754, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2023, 2022 and 2021. As of December 31, 2023, the tax years ended December 31, 2018 through December 31, 2023 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023, 2022 and 2021, there were no dilutive shares.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency translation

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency U.S. Dollars (“US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2023	December 31, 2022	December 31, 2021
Year-end spot rate	US$1=RMB 7.0999	US$1=RMB 6.8972	US$1=RMB 6.3726
Average rate	US$1=RMB 7.0809	US$1=RMB 6.7290	US$1=RMB 6.4508

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using US$ as its functional currency.

Risks and Uncertainties

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets. On May 5, 2023, the World Health Organization declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. For the years ended December 31, 2023, 2022 and 2021, the COVID-19 pandemic did not have a material net impact on the Company’s financial positions and operating results. The extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Segment reporting

The Company follows ASC 280, “Segment Reporting.” The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business in PRC China as a single segment. As the Company’s long-lived assets are substantially all located in the PRC and the majority of the Company’s revenues are derived from within the PRC, no geographical segments are presented.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentrations of risks

a.	Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. As of December 31, 2023 and 2022, the aggregate amount of cash and restricted cash of $4,682,392 and $2,291,064, respectively, was held at major financial institutions in PRC, where there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions in the PRC. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for credit losses based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

b.	Significant customers

For the years ended December 31, 2023, a customer accounted for approximately 13% of the Company’s total revenues. For the years ended December 31, 2022 and 2021, no customer accounted for more than 10% of the Company’s total revenues. As of December 31, 2023, no customer accounted for more than 10% of the Company’s accounts receivable. As of December 31, 2022, one customer accounted for approximately 12% of the Company’s accounts receivable.

c.	Significant suppliers

For the years ended December 31, 2023, 2022 and 2021, no supplier accounted for more than 10% of the Company’s total purchases. As of December 31, 2023, one supplier accounted for approximately 12% of the Company’s total accounts payable. As of December 31, 2022, no supplier accounted for more than 10% of the Company’s total accounts payable.

d.	Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning after Dec. 15, 2019 for public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC. The Company adopted, ASU No. 2016-13 on January 1, 2023. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09. Income Taxes (Topic 740)- Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group does not expect to adopt ASU No. 2023-09 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative” (“ASU 2023-06”). This ASU incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification (“Codification”). The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. ASU 2023-06 will become effective for each amendment on the effective date of the SEC’s corresponding disclosure rule changes. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SHORT-TERM INVESTMENT

Short-term investment consisted of the following:

	December 31, 2023	December 31, 2022
Financial products by Industrial Bank	$-	$2,105,246

Short-term investment primarily includes the Company’s investments in Industrial Bank’s a wealth management financial product with a floating interest rate referenced to performance of underlying assets, which generally consist of investments in the structured deposits, debts and other fixed income assets based on Industrial Bank’s financial product investment policy. The investment in financial products issued by Industrial Bank does not have guaranteed fixed rate of return, and the investment can be redeemable by the Company at any time based on the quoted redemption value published by Industrial Bank. The prospective annual rate of return is approximately 2%. The Company elects the fair value option to measures the short-term investment at fair value. Changes in the fair value of these investments are reflected on the consolidated statements of income and comprehensive income as other income. Fair value is estimated based on quoted prices of similar products provided by the bank at the end of each reporting period. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2023	December 31, 2022
Accounts receivable	$6,463,697	$8,103,191
Less: allowance for credit losses	(688,880)	(1,028,126)
Accounts receivable, net	$5,774,817	$7,075,065

For the years ended December 31, 2023, 2022 and 2021, the Company recorded a provision for credit losses of $430,508, $759,707 and $72,688, respectively. For the years ended December 31, 2023, 2022 and 2021, the Company recorded a recovery of allowance for credit losses of $217,203, $nil and $nil, respectively.

Allowance for credit losses movement:

	December 31, 2023	December 31, 2022
Balance as of beginning	$1,028,126	$313,969
Provision	430,508	759,707
Recovery	(217,203)	-
Written off	(522,167)	(3,332)
Foreign exchange translation effect	(30,384)	(42,218)
Ending balance	$688,880	$1,028,126

Note 5 — INVENTORIES

Inventories consist of the following:

	December 31, 2023	December 31, 2022
Raw materials	$2,918,623	$3,178,710
Finished goods	168,278	300,895
Working in process (“WIP”)	6,613,837	4,122,633
Ending balance	$9,700,738	$7,602,238

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — ADVANCE TO SUPPLIERS

Advance to suppliers consisted of the following:

	December 31, 2023	December 31, 2022
Advance to suppliers	$200,851	$738,482
Less: allowance for credit losses	(19,928)	(607,195)
Advance to suppliers, net	$180,923	$131,287

Allowance for credit losses movement:

	December 31, 2023	December 31, 2022
Balance as of beginning	$607,195	$750,342
Provision	-	-
Recovery	(169,377)	(88,379)
Written off	(401,921)	-
Foreign exchange translation effect	(15,969)	(54,768)
Ending balance	$19,928	$607,195

For the years ended December 31, 2023 and 2022 and 2021, the Company recorded a recovery of allowance for credit losses of $169,377, $88,379 and $nil, respectively. For the years ended December 31, 2023, 2022 and 2021, the Company recorded provision for credit losses of $nil, $nil and $740,790, respectively.

Note 7 — PREPAYMENTS AND OTHER ASSETS

Prepayments and other current assets consisted of the following:

	December 31, 2023	December 31, 2022
Other receivable	$334,106	$303,928
Deferred IPO cost	854,226	601,805
Prepaid income tax	267,701	-
Value added tax recoverable	670,008	7,736
Total	2,126,041	913,469
Less: non-current portion	84,241	86,754
Less: allowance for credit losses	-	-
Prepayments and other current assets	$2,041,800	$826,715

Allowance for credit losses movement:

	December 31, 2023	December 31, 2022
Balance as of beginning	$-	$103,632
Provision	537	10,699
Recovery	-	(98,150)
Written off	(537)	(10,699)
Foreign exchange translation effect	-	(5,482)
Ending balance	$-	$-

For the years ended December 31, 2023, 2022 and 2021, the Company recorded a recovery for credit losses of $nil, $98,150 and $nil for prepayments and other assets, respectively. For the years ended December 31, 2023, 2022 and 2021, the Company recorded a provision for credit losses of $537, $10,699 and $15,283 for prepayments and other assets, respectively.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	December 31, 2023	December 31, 2022
Machinery equipment	$1,348,033	$1,377,291
Electronic equipment	270,631	257,164
Transportation equipment	225,577	212,333
Other equipment	125,010	130,607
Leasehold improvement	589,306	555,718
Subtotal	2,558,557	2,533,113
Less: accumulated depreciation and amortization	(1,505,497)	(1,304,410)
Property and equipment, net	$1,053,060	$1,228,703

Depreciation and amortization expense was $258,582, $262,781 and $247,557 for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 9 — INTANGIBLE ASSETS, NET

The Company states intangible assets at cost less accumulated amortization. Amortization expenses were $33,472, $29,683 and $30,370 for the years ended December 31, 2023, 2022 and 2021, respectively.

	December 31, 2023	December 31, 2022
Software	$248,815	$160,730
Less: accumulated amortization	(145,370)	(115,333)
Intangible assets, net	$103,445	$45,397

The estimated future amortization expenses are as follows:

Twelve months ending December 31,	Estimated Amortization Expense
2024	$32,401
2025	20,122
2026	19,106
2027	18,549
2028	13,267
Total	$103,445

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — LEASES

The Company signed lease agreements to rent factory and office space from Zhongshan Langhua Property Management Company, Zhongshan Langhua Electronic Plastic Co., Ltd. and Zhongshan Wukong Real Estate Investment Co., Ltd. The lease agreements will expire on March 30, 2025, March 31, 2025 and March 25, 2025. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective January 1, 2022, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of January 1, 2022. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Total lease expense for the years ended December 31, 2023, 2022 and 2021 amounted to $290,296, $287,815 and $95,032, respectively. Cash paid for amounts included in the measurement of lease liabilities amounted to $290,405, $279,282 and $nil for the years ended December 31, 2023, 2022 and 2021. Amortization of ROU assets for the years ended December 31, 2023, 2022 and 2021 amounted to $301,930, $256,137 and $nil, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	December 31, 2023	December 31, 2022
Right-of-use assets, net	$337,096	$657,207

Operating lease liabilities - current	274,209	284,479
Operating lease liabilities - non-current	70,863	381,054
Total	$345,072	$665,533

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.25 years	2.24 years
Weighted average discount rate (per annum)	4.27%	4.29%

The following is a schedule of maturities of operating lease liabilities as of December 31, 2023:

Twelve months ending December 31,
2024	$283,472
2025	71,358
Total future minimum lease payments	354,830
Less: imputed interest	9,758
Present value of operating lease liabilities	$345,072

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — ACCRUED EXPENSES AND OTHER LIABITIES

Accrued expenses and other liabilities consisted of the following:

	December 31, 2023	December 31, 2022
Wages payable	$691,391	$881,827
Other payable to venders	307,459	307,174
Sales refund provision	322,629	365,778
Accrued expenses and other liabilities	$1,321,479	$1,554,779

Note 12 — SHORT-TERM BANK LOAN

Short-term bank loan consists of the following loan:

	December 31, 2023	December 31, 2022
Loan from Bank of China (Due on March 22, 2023)	$-	$435,000
Loan from Bank of China (Due on March 21, 2024)	422,400	-
Total	$422,400	$435,000

On March 16, 2022, the Company signed a loan agreement with Bank of China (BOC) to obtain a one-year loan of RMB 3,000,000 with the term from March 23, 2022 to March 22, 2023. The loan bears a floating interest rate of the one-year loan prime rate (LPR) issued by the National Interbank Funding Center plus 0.05%. The Controlling Shareholder, Mr. Jiawen Miao, his wife Ms. Qing Lu and Mr. Fan Zhang jointly guaranteed the repayment of the loan. Pursuant to the agreement, Harden Machinery Ltd. is required to maintain a liability to asset ratio below 70% at all times during the loan period. The Company satisfied this financial covenant as of December 31, 2022. The Company repaid RMB 3,000,000 ($435,000) on March 22, 2023.

On March 17, 2023, the Company signed a loan agreement with Bank of China (BOC) to obtain a one-year loan of RMB 3,000,000 (approximately $422,400) with the term from March 22, 2023 to March 21, 2024. The loan bears a floating interest rate of the one-year loan prime rate (LPR) issued by the National Interbank Funding Center plus 0.05%. The Controlling Shareholder, Mr. Jiawen Miao, his wife Ms. Qing Lu and Mr. Fan Zhang jointly guaranteed the repayment of the loan. Pursuant to the agreement, the company is required to maintain a liability to asset ratio below 70% at all times during the loan period. The Company repaid the above loan on March 15, 2024. On March 15, 2024, the Company obtained a loan of RMB 3,000,000 ($422,400) with a floating interest rate of the one-year loan prime rate (LPR) issued by the National Interbank Funding Center minus 0.15%, other terms unchanged. The loan will be mature on March 14, 2025.

Interest expense amounted to $21,800, $13,142 and $nil for the years ended December 31, 2023, 2022 and 2021.

Note 13 — LONG-TERM BANK LOANS

Long-term bank loans consist of the following loans:

	December 31, 2023	December 31, 2022
Loan from Bank of China (Due on March 16, 2023)(1)	$-	$348,000
Loan from Bank of China (Due on March 20, 2026)(2)	422,400	-
Loan from Bank of China (Due on March 22, 2025)(3)	506,880	580,000
Loan from Industrial Bank (Due on May 29, 2025)(4)	492,800	652,500
Less: current maturity of long-term bank loan	(239,360)	(551,000)
Long-term bank loan	$1,182,720	$1,029,500

(1)	On January 7, 2020, the Company signed a loan agreement with Bank of China (BOC) to obtain a three-year loan of RMB 3 million (approximately $459,900). The loan bears a floating interest rate of the one-year loan prime rate (LPR) issued by the National Interbank Funding Center plus 0.40%. The Controlling Shareholder, Mr. Jiawen Miao, his wife Ms. Qing Lu and Mr. Fan Zhang jointly guaranteed the repayment of the loan. The Company is required to maintain a total liability to total assets ratio lower than 70%. The Company satisfied this financial covenant as of December 31, 2022. The Company repaid RMB 300,000 ($46,500) in fiscal 2021, RMB 150,000 ($21,750) on April 4, 2022 and RMB 150,000 ($21,750) on October 14, 2022. The remaining of loan balance was paid off by the Company on March 16, 2023.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — LONG-TERM BANK LOANS (cont.)

(2)	On April 3, 2023, the Company signed a loan agreement with Bank of China (BOC) to obtain a three-year loan of RMB 3 million (approximately $422,400). The loan bears a floating interest rate of the one-year loan prime rate (LPR) issued by the National Interbank Funding Center plus 0.40% per annum. The Controlling Shareholder, Mr. Jiawen Miao, his wife Ms. Qing Lu and Mr. Fan Zhang jointly guaranteed the repayment of the loan. The Company is required to maintain a total liability to total assets ratio lower than 70%. The Company satisfied this financial covenant as of December 31, 2023. The Company is required to make repayment equal to 5% of the original principal amount (RMB 150,000) twice a year on April 2 and October 2 after the first 12 months. The remaining of loan balance shall be paid off by the Company on March 20, 2026. The Company repaid RMB 150,000 ($42,240) on April 2, 2024 and shall make a repayment of RMB 150,000 ($42,240) on October 2, 2024.

(3)	On March 23, 2022, the Company signed a loan agreement with Bank of China (BOC) to obtain a three-year loan of RMB 4 million (approximately $580,000). The loan bears a floating interest rate of the one-year loan prime rate (LPR) issued by the National Interbank Funding Center plus 0.40%. The Controlling Shareholder, Mr. Jiawen Miao, his wife Ms. Qing Lu and Mr. Fan Zhang jointly guaranteed the repayment of the loan. Pursuant to the agreement, Harden Machinery Ltd. is required to maintain a liability to asset ratio below 70% at all times during the loan period. The Company satisfied this financial covenant as of December 31, 2023. The Company is required to make repayment equal to 5% of the original principal amount (RMB 0.2 million) twice a year on April 2 and October 2 after the first 12 months. The remaining principal shall be repaid on March 22, 2025. The Company repaid RMB 200,000 ($28,160) on April 3, 2024. And the Company shall make a repayment of RMB 200,000 ($28,160) on October 2, 2024.

(4)	On May 30, 2022, the Company signed a loan agreement with Industrial Bank to obtain a three-year loan of RMB 5 million (approximately $725,000). The loan bears a floating interest rate of the one-year loan prime rate (LPR) issued by the National Interbank Funding Center plus 1.1%. The loan was guaranteed by Mr. Jiawen Miao. The Company is required to make repayment of RMB 250,000 ($35,200) four times a year on February 21, May 21, August 21 and November 21, starting on August 21, 2022. The remaining principal shall be repaid on May 29, 2025. The Company repaid RMB 250,000 ($35,200) on February 21, 2024. The Company shall make repayments of RMB 250,000 ($35,200) on May 21, 2024, August 21, 2024 and November 21, 2024.

Interest expense amounted to $59,263, $53,753 and $19,334 for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 14 — RELATED PARTY TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of December 31, 2023 and 2022 and transactions for the years ended December 31, 2023, 2022 and 2021 are identified as follows:

(1)	Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Zhongshan Dimaike Environmental Technology Co., Ltd. (“Dimaike”)*	An entity controlled by the Company’s shareholders
Zhongshan Lvduosen Machinery Manufacturing Co., Ltd. (“Lvduosen”)*	An entity partially owned by the Company’s shareholders
Zhongshan Xuanrui Cutting Tools Technology Co., Ltd. (“Xuanrui”)	An entity partially owned by the Company’s shareholders
Shenzhen Zaijiede Solid-Waste Disposal Co., Ltd. (“Zaijiede”)	An entity controlled by the Company’s shareholders.
Harden Industries Ltd.	An entity controlled by the Company’s shareholders.

*	It was previously known as Zhongshan Demark Environmental Technology Co., Ltd. (“Demark”).

*	It was previously known as Zhongshan Daosen Machinery Co., Ltd. (“Daosen”).

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — RELATED PARTY TRANSACTIONS (cont.)

(2)	Accounts receivable from a related party

	December 31, 2023	December 31, 2022
Zaijiede	$172,974	$475,781
Total	$172,974	$475,781

(3)	Sales to a related party

	For the years ended December 31,
	2023	2022	2021
Zaijiede	$89,478	$114,154	$1,130,094
Total	$89,478	$114,154	$1,130,094

For the years ended December 31, 2023, 2022 and 2021, the Company sold certain wood and green cutting shredders and related parts to Zaijiede. During the year ended December 31, 2023, the Company provided a rebate to the customer of $135,635 for the prior year sales based on negotiation. The related sales represented approximately 0.4%, 0.4% and 4% of the Company’s revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

(4)	Advance to related parties suppliers

Advance to related parties suppliers consisted of the following:

	December 31, 2023	December 31, 2022
Lvduosen	$403,730	$368,711
Xuanrui	299,015	269,971
Dimaike	110,902	165,109
Total	$813,647	$803,791

(5)	Purchases from related parties

For the years ended December 31, 2023, 2022 and 2021, the Company purchased raw materials from Lvduosen, Xuanrui and Dimaike.

	For the years ended December 31,
	2023	2022	2021
Purchases from related parties
Lvduosen(1)	$928,844	$1,085,233	$1,265,837
Xuanrui(2)	815,785	1,073,656	704,700
Dimaike(3)	773,046	1,227,335	1,208,555
Total	$2,517,675	$3,386,224	$3,179,092

(1)	For the years ended December 31, 2023, 2022 and 2021, the Company purchased conveyor in the amount of $928,844, $1,085,233 and $1,265,837 from Lvduosen, respectively. The purchase from Lvduosen accounted for approximately 7%, 6% and 7% of the Company’s total purchase for the years ended December 31, 2023, 2022 and 2021, respectively.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — RELATED PARTY TRANSACTIONS (cont.)

(2)	For the years ended December 31, 2023, 2022 and 2021, the Company purchased production parts in the amount of $815,785, $1,073,656 and $704,700 from Xuanrui, respectively. The purchase from Xuanrui accounted for approximately 6%, 6% and 4% of the Company’s total purchase for the years ended December 31, 2023, 2022 and 2021, respectively.

(3)	For the years ended December 31, 2023, 2022 and 2021, the Company purchased hydraulic pump and related parts in the amount of $773,046, $1,227,335 and $1,208,555, respectively, from Dimaike to manufacture hydraulic-drive shredders. The purchase from Dimaike accounted for approximately 5%, 6% and 7% of the Company’s total purchase for the years ended December 31, 2023, 2022 and 2021, respectively.

(6)	Due to related parties

Due to related parties	December 31, 2023	December 31, 2022
Jiawen Miao	$2,572,909	$2,567,950
Harden Industries Ltd.	80,780	64,780
Fan Zhang	46,464	47,850
Total	$2,700,153	$2,680,580

In May 2021, Harwell Technologies Ltd. (100% owned subsidiary of the Company) signed a loan agreement with Jiawen Miao to obtain an aggregate of $2,334,500 loan (or RMB 16.1 million) to acquire all the equity interests of Harden Machinery from its existing shareholders. The loan was subsequently extended to December 31, 2023. Unpaid loan and interest amounted to $2,572,909 and $2,567,950 as of December 31, 2023 and 2022, respectively. Interest expenses for the years ended December 31, 2023, 2022 and 2021 amounted to $79,566, $239,246 and $26,316, respectively, and interest rate per annum for the years ended December 31, 2023, 2022 and 2021 were 3.5%, 10% and 9.6%, respectively. Subsequently, in March 2024, we repaid $2,028,198 (RMB 14.4 million) to Jiawen Miao. The remaining loan balance and interest is expected to be repaid in December 2025.

As of December 31, 2023 and 2022, the Company had due to Harden Industries Ltd. of $80,780 and $64,780, respectively, which were interest-free working capital loans due on demand. As of December 31, 2023 and 2022, the Company had due to Fan Zhang of $46,464 and $47,850, respectively, which were interest-free working capital loans due on demand.

Note 15 — TAXES

(a)	Corporate Income Taxes (“CIT”)

BVI

Harden is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Under Hong Kong tax laws, Harden HK is subject to statutory income tax rate at 16.5% if revenue is generated in Hong Kong and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Harden Machinery, the Company’s main operating subsidiary in PRC, was approved as a HNTE and was entitled to a reduced income tax rate of 15% beginning 2015. The Company further renewed the “high-tech enterprise” qualification in 2021, and was entitled to a reduced income tax rate of 15% from 2021 to 2023. The new certificate is valid until December 2024.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — TAXES (cont.)

Deferred tax assets and liabilities

As of December 31, 2023 and 2022, the Company had taxable losses of RMB 12,705,130 ($1,788,882), and RMB 2,245,486($325,596), derived from entities in the PRC, which can be carried forward per tax regulation to offset future taxable income for income tax purposes. As of December 31, 2023, the PRC net operating loss carry forward will expire from December 31, 2024 to 2033 if not utilized.

EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant preferred tax treatment to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for fiscal years 2023 and 2022 were reported at a reduced rate of 15% as a result of Harden Machinery being approved as a High and New Technology Enterprises (“HNTEs”). The impact of the tax treatment noted above decreased foreign taxes by $nil and $nil for the years ended December 31, 2023 and 2022, respectively. The certificate is valid until December 20, 2024. The benefit of the preferred tax treatment on net income per share (basic and diluted) was $0.01 and $0.01 for the years ended December 31, 2023 and 2022, respectively.

i)	Income/(loss) before provision for income taxes is attributable to the following geographic location for the years ended December 31, 2023, 2022 and 2021:

	For the years ended December 31,
	2023	2022	2021
PRC	$526,142	$844,611	$1,802,117
Foreign	(497)	(396)	(28,067)
Total Income before income taxes	$525,645	$844,215	$1,774,050

ii)	The components of income tax provision (benefit) are as follows:

	For the years ended December 31,
	2023	2022	2021
Current	$-	$-	$350,642
Deferred	(79,088)	(146,200)	(309,763)
Total provision (benefit) for income taxes	$(79,088)	$(146,200)	$40,879

iii)	The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	As of December 31,
	2023	2022
Deferred tax assets:
Allowance for credit losses and others	$170,398	$333,775
Deferred revenue	532,651	530,412
Sales refund liability	49,598	56,106
Deferred expenses	23,682	26,357
Net operating loss	280,745	89,585
Deferred tax assets:	1,057,074	1,036,235
Valuation allowance:	(50,869)	(81,231)
Deferred tax assets, net	$1,006,205	$955,004

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — TAXES (cont.)

The Group has provided a valuation allowance of $50,869 and $81,231 as of December 31, 2023 and 2022, respectively, for which it has concluded that it is more likely than not that these net operating losses would not be utilized in the future.

The following table reconciles the China statutory tax to the Company’s effective tax for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
	2023	2022	2021
China Statutory income tax rate (25%)	131,411	211,054	443,513
Effect of preferential tax rate	54,498	91,908	(192,491)
Research & Development (“R&D”) tax credit*	(394,808)	(520,567)	(233,162)
Change in valuation allowance	(28,090)	69,151	14,704
NOL true up	74,281	-	-
Non-deductible items and others**	83,620	2,254	8,315
Effective tax rate	$(79,088)	$(146,200)	$40,879

*	According to PRC tax regulations, 200% of current year R&D expense approved by the local tax authority may be deducted from tax income for the years ended December 31, 2023 and 2022.

**	Non-deductible items and others represent excess expenses and losses not deductible for PRC tax purpose.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of December 31, 2023, the tax years ended December 31, 2018 through December 31, 2022 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

(b)	Taxes payable

Taxes payable consist of the following:

	December 31, 2023	December 31, 2022
Value added tax payable	$-	$355,409
Other taxes payable	22,539	124,524
Total taxes payable	$22,539	$479,933

(c)	Uncertain tax position

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021, 2022 and 2023, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2021, 2022 and 2023, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — SHAREHOLDERS’ EQUITY

Common stock

Harden is a company that was established under the laws of the British Virgin Islands on April 8, 2021. Based on the Company’s Articles of Association amended on June 3, 2021, the authorized number of shares of common stock, $0.001 par value per share, was 100,000,000 shares and 9,950,000 shares were issued. The issuance of these 9,950,000 is considered as a part of the reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

On May 14, 2021, the Company’s WOFE borrowed an unsecured non-interest-bearing loan of $2,467,433 (or RMB 16.1 million) from Mr. Miao, the Chairman of the Board and CEO of the Company. WOFE further acquired all the equity interests of Harden Machinery from its existing shareholders for cash consideration of $2,464,429 (or RMB 16,080,400) (the “Transaction”). The Company settled the cash portion of the reorganization on July 12, 2021. The Transaction was accounted for a common control transaction with no commercial substance, because both WOFE and Harden Machinery are ultimately controlled by the same group of the shareholders before and after the Transaction. As a result, the cash consideration of $2,464,429 paid to the original shareholders of Harden Machinery on July 12, 2021 was considered a deemed distribution back to the shareholders and recorded as a reduction of shareholders’ equity.

In connection with the reorganization, an individual investor invested $61,122 (or RMB 398,274) in exchange for 50,000 shares of the Company on March 23, 2021. The share issuance is accounted as a standalone private placement, separate from the reorganization.

As of December 31, 2023, 10,000,000 shares were issued and outstanding with par value $0.001.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $1,360,464 as of both December 31, 2023 and 2022.

Note 17 — COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

Note 18 — UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The Company’s PRC subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

In addition, the Company’s operations and revenues are conducted and generated in the PRC, all of the Company’s revenues being earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into USD.

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

HARDEN TECHNOLOGIES INC.
PARENT COMPANY BALANCE SHEETS

	December 31, 2023	December 31, 2022
	Unaudited	Unaudited
ASSETS
Cash	$194	$514
Deferred IPO cost	38,696	22,844
Investment in subsidiaries	10,633,542	10,324,386
Total Assets	$10,672,432	$10,347,744

Liabilities:
Due to related parties	$67,780	$51,780
Total Liabilities	67,780	51,780

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 100,000,000 shares authorized, 10,000,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively*	$10,000	$10,000
Additional paid-in capital	167,705	167,705
Statutory reserves	1,360,464	1,360,464
Retained earnings	9,662,121	9,052,271
Accumulated other comprehensive loss	(595,638)	(294,476)
Total Shareholders’ Equity	10,604,652	10,295,964
Total Liabilities and Shareholders’ Equity	$10,672,432	$10,347,744

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

HARDEN TECHNOLOGIES INC.
PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2023	2022	2021
	Unaudited	Unaudited	Unaudited
Equity in earnings of subsidiaries	$610,318	$1,029,870	$1,794,702
General and administrative expenses	(468)	(380)	(28,057)
NET INCOME	609,850	1,029,490	1,766,645

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	$(301,162)	$(790,857)	$198,974
COMPREHENSIVE INCOME	$308,688	$238,633	$1,965,619

HARDEN TECHNOLOGIES INC.

PARENT COMPANY STATEMENTS OF STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022	2021
	Unaudited	Unaudited	Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$609,850	$1,029,490	$1,766,645
Adjustments to reconcile net income to net cash used in operating activities:
Prepayments and other assets	(15,852)	(22,844)	-
Equity in earnings of subsidiaries	(610,318)	(1,029,870)	(1,794,702)
NET CASH USED IN OPERATING ACTIVITIES	(16,320)	(23,225)	(28,057)

Proceeds from a related party	16,000	23,016	28,780
NET CASH PROVIDED BY FINANCING ACTIVITIES	16,000	23,016	28,780
CHANGES IN CASH	(320)	(209)	723
CASH, BEGINNING OF YEAR	514	723	-
CASH, END OF YEAR	$194	$514	$723

Note 19 — SUBSEQUENT EVENTS

On September 21, 2023, the Company entered into an investment agreement with a third party, Zhongshan City Mindong Organic Waste Processing Limited. (“Mindong”). Pursuant to the agreement, both parties planned to incorporate a new entity: Guangdong Minde Low-carbon Science Technology Limited (“Minde Low-carbon”). On October 19, 2023, Minde Low-carbon was incorporated in Zhongshan City, Guangdong Province with registered capital of RMB 26,530,000. Mindong invested RMB 13,530,000 and owns 51% equity interest of Minde Low-carbon. The Company planned to invest equipment and cash totaling RMB 13,000,000 and owns 49% equity interest of Minde Low-carbon. The equipment was valued at RMB 12,617,120 by an independent third-party evaluator. The equipment was presented in inventory in the consolidated financial statements as of December 31, 2023 with an amount of RMB 8,076,091 ($1,137,114). On January 10, 2024, the Company delivered the equipment to Minde Low-carbon. The Company made a cash investment of RMB 382,880 in April 2024.

The Company’s registration statement on Form F-1 was declared effective by the SEC on March 27, 2024. As of the date of these consolidated financial statements available to be issued, the initial public offering has not been completed.

The Company evaluated all the impact of events and transactions that occurred after December 31, 2023, through the date the Company issued these consolidated financial statements, and concluded that no other subsequent events have occurred that would require for disclosure or recognition in the consolidated financial statements of the Company as appropriate.